Quanta Capital Holdings Ltd.

2003 ANNUAL REPORT

INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION

In this annual report, references to the "Company," "we," "us" or "our" refer to Quanta Capital Holdings Ltd. and its subsidiaries and branch, which include or will include, Quanta Reinsurance Ltd., Quanta U.S. Holdings Inc., Quanta Reinsurance U.S. Ltd., Quanta Indemnity Company, Quanta Specialty Lines Insurance Company, Quanta Insurance Ireland Ltd., Environmental Strategies Consulting LLC, or ESC, Quanta Technical Services LLC and our branch in the United Kingdom, unless the context suggests otherwise. We refer to Quanta Reinsurance Ltd., Quanta Reinsurance U.S. Ltd., Quanta Insurance Ireland Ltd. and our branch in the United Kingdom as Quanta Bermuda, Quanta U.S. Re, Quanta Ireland and Quanta U.K., respectively. References to Quanta Holdings refer solely to Quanta Capital Holdings Ltd.

We purchased National Farmers Union Standard Insurance Company, or NFU Standard, which we renamed Quanta Indemnity Company, from National Farmers Union Property and Casualty Company, or NFU, on December 19, 2003, to underwrite specialty insurance and reinsurance in the United States on an admitted basis. We refer to this acquisition as the NFU Standard acquisition.

For your convenience, we have provided a Glossary, beginning on page G-1, of selected insurance, reinsurance and investment terms. In this annual report, amounts are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, except as otherwise indicated.

We have filed for registration in the U.S. Patent and Trademark Office for the mark "Quanta." All other brand names or trade names appearing in this annual report are the property of their respective holders.

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BUSINESS

While we intend to operate our business as described in this annual report, we are a new company with a limited operating history. Our experience and changes in market conditions, the occurrence of catastrophic losses and other factors outside our control may require us to alter our methods of conducting our business, such as the nature, amount, and types of risks we assume and the terms and limits of the products we write or intend to write.

Overview

We are a new Bermuda holding company formed to provide specialty insurance, reinsurance and consulting products and services on a global basis through our subsidiaires. We were incorporated in May 2003 and began conducting our business in September 2003. We focus on writing coverage for specialized classes of risk through a team of experienced, technically qualified underwriters. These specialty lines insurance and reinsurance products differ significantly from products written in the standard market. In the standard market insurance rates and forms are highly regulated, products and coverages are largely uniform and have relatively predictable exposures and companies tend to compete for customers on the basis of price and service. In contrast, the specialty insurance and reinsurance market provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers. As a result, our insurance and reinsurance products require extensive technical underwriting skills and risk assessment resources and, in many cases, engineering expertise, in order to be profitably underwritten. We also provide risk assessment and consulting services to our clients.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events (such as earthquakes, hurricanes, floods, fires and other natural or man-made disasters), levels of underwriting capacity, as defined by availability of capital, and other factors. While we expect our returns to be impacted by the cyclical nature of the insurance and reinsurance industry, we believe that disciplined pricing and technical risk assessment through prudent risk selection in these lines will result in superior returns on equity for our shareholders during different business cycles compared to insurers and reinsurers in other lines of business. We also believe that products and policies within specialty insurance and reinsurance lines that require technical underwriting and risk assessment expertise experience less competitive pricing pressure and volatility because of barriers to entering these markets, which exist principally due to the difficulty of acquiring experienced and specialized personnel with these skills. Our objective is to target insurance and reinsurance products and areas where we believe we can derive a competitive advantage from our technical underwriting skills and that meet our risk and long-term profitability criteria. We proactively manage our allocation of capital and resources among our insurance and reinsurance business units and among product lines within those business units. Our business units and product lines include or will include:

Insurance	Reinsurance	Consulting
• Professional Liability • Marine, Technical Risk and Aviation • Environmental Liability • Structured Insurance • Fidelity and Crime • Surety • Technical Risk Property	• Casualty • Property • Marine, Technical Risk and Aviation • Structured Reinsurance	• Investigation, Remediation and Engineering Services • Assessment Services • Other Technical Services • Information Management Services

Strategy and Competitive Strengths

We believe that the insurance industry has experienced a significant loss of capital to support insurance business due to underpricing of policies in prior years, recognition of reserve deficiencies resulting from historical liability exposures, an adverse investment environment, fewer viable competitors and credit downgrades of many of the remaining insurers. We believe we can capitalize on the opportunities created by this continuing dislocation in the insurance marketplace. Our strategy is to operate a new insurance company, unburdened by liabilities resulting from historical operation, with a solid capital base, strong management and an experienced team of specialty line underwriters. We are developing advanced risk assessment and loss control capabilities, applying those capabilities in the more technically demanding lines of insurance and deploying capital to what we believe will be the most attractive business lines at the most opportune times.

We are committed to building a diversified product portfolio and a cost-effective underwriting platform that will allow us to react quickly to changing market dynamics. Our competitive strengths and the key elements of this strategy are:

•	Experienced Management and Extensive Specialized Underwriting Capabilities. We have assembled a core group of underwriting officers, underwriters and other professionals to write insurance and reinsurance policies. Our senior management team includes Tobey J. Russ and Michael J. Murphy, each of whom has more than 20 years of experience in the insurance, reinsurance or risk consulting industries. Messrs. Russ and Murphy have assembled teams of experienced professionals with specialized knowledge of their respective market segments to manage each of our product lines where we currently write business. Each team is led by an experienced underwriting officer with demonstrated performance in his/her specialty line. We support these underwriting officers with experienced underwriters who are also specialists in their respective product lines. While we must still employ additional professionals in order to successfully operate and grow our businesses, we believe that the extensive depth and knowledge of our senior management team and underwriting officers will provide us with the ability to successfully select, price and manage complex risks.

•	Portfolio of Profitable Specialty Products with Strong Margins through Different Business Cycles. We offer products and policies within specialty insurance and reinsurance lines that require technical proficiency to underwrite, such as marine, technical risk and aviation, professional liability, environmental liability, fidelity and crime, and surety. We believe that specialty lines tend to have some of the highest barriers to entry in the insurance industry. While we expect our returns to be impacted by the cyclical nature of the industry, we believe that specialty lines have the potential to offer high risk-adjusted returns on capital through different business cycles compared to insurers and reinsurers in other lines of business. Because we participate in multiple lines of business, we expect to develop a diversified book of business and maintain our flexibility to timely allocate our capital and resources to product lines that we believe will offer high risk-adjusted returns on capital through different business cycles.

•	Technical Risk Assessment and Loss Control Capabilities. We use our technical underwriting capabilities to help us assess risk, attempt to control potential losses and to price the risks we intend to insure and reinsure. We use ESC to provide diversified risk management services to assist customers in environmental remediation, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence, environmental audits and risk assessments and engineering and information management services. ESC provides risk evaluation services to our underwriters in the environmental liability segment. We intend to hire additional professionals and use Quanta Technical Services to provide similar services for our other specialty lines so that we may use them as the platform for developing those capabilities in our other product lines. We believe that this will increase our ability to price risks in a manner that will produce superior underwriting results.

•	Innovative and Customer-Focused Underwriting and Structured Insurance Products. We believe that the traditional insurance market does not take full advantage of opportunities to profit on individually tailored insurance transactions that combine capital markets and insurance techniques. The structured insurance market, which is often referred to as the alternative risk transfer or convergence market, focuses on clients whose risk transfer needs may not be efficiently met through traditional insurance products. We have established a structured insurance and reinsurance team that works closely with each of our product line teams to develop alternative risk products that meet our clients' needs. Our management team has extensive experience in developing customized structured products.

•	Disciplined Capital Management and Allocation. We intend to flexibly increase and decrease the amount of capital we allocate among product lines within our insurance, reinsurance and structured products business units in response to our changing business needs and with the objective of maximizing our risk-adjusted return on capital. We allocate capital to product lines based on the characteristics, nature of underlying risks and net retention for each line, as well as its prospects for premium growth and profitability, which will be reviewed at least annually. We have implemented a plan that ties our underwriting officers' compensation to the long-term returns on allocated capital of their respective product lines in order to incentivize them to achieve optimal returns on allocated capital and create accountability within each product line. We have also purchased reinsurance, retrocessional protection and other forms of protection to more efficiently manage the allocation of our capital and intend to continue to purchase these forms of protection when we deem it appropriate.

•	Bermuda-Based Operations. Our Bermuda-based insurance operations allow us to access clients who seek Bermuda-based capacity to meet their insurance and reinsurance needs, as well as provide us access to Bermuda's well-developed network of insurance and reinsurance brokers. We believe we benefit from our access to Bermuda's pool of experienced professionals with significant insurance expertise and its responsive regulatory environment that allows for the development and sale of innovative insurance and reinsurance products.

•	Strong Market Relationships. We market our products principally through independent brokers and agents. Our senior management team and underwriting officers have industry relationships with major industry brokers. While many of the brokers that we use or intend to use have had longer-term relationships with our competitors than with us, we believe our industry relationships are allowing us to establish our presence in the global insurance and reinsurance markets.

•	New Insurance Company without Historical Underwriting Liabilities. Because we only recently started writing insurance polices, we are unencumbered by historical liabilities currently affecting competitors, including claims relating to asbestos, environmental remediation, mold and the terrorist attacks of September 11, 2001. We believe that our lack of historical liabilities will distinguish us from many of our competitors and help us attract clients who are seeking long-term financial stability from their insurers and reinsurers.

Organization

Quanta Holdings is a Bermuda holding company formed on May 23, 2003. We conduct our operations principally through the following subsidiaries domiciled in Bermuda, Ireland and the United States and a branch in the United Kingdom:

•	Quanta Reinsurance Ltd., or Quanta Bermuda, is a newly formed Bermuda insurance company that underwrites Bermuda sourced insurance and reinsurance business in Bermuda;

•	Quanta Reinsurance U.S. Ltd., or Quanta U.S. Re, is a newly formed Bermuda insurance company and underwrites U.S. sourced insurance and reinsurance business from Bermuda;

•	Quanta Indemnity underwrites insurance and reinsurance from the United States on an admitted basis;

•	Quanta Specialty Lines underwrites U.S. sourced specialty insurance business on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis;

•	Quanta Insurance Ireland Ltd., or Quanta Ireland, once authorized, will underwrite E.U. sourced insurance and reinsurance business in Ireland;

•	Quanta U.K. will be Quanta Ireland's branch in the United Kingdom. We expect that Quanta U.K. will underwrite E.U. sourced insurance and reinsurance business in the United Kingdom and introduce E.U. sourced insurance and reinsurance business to Quanta Ireland;

•	Quanta Technical Services will provide risk assessment and evaluation services to clients on a fee basis and to our underwriters in specialty insurance areas (other than environmental liability); and

•	ESC provides full-service environmental engineering, remediation, risk management and consulting services on a fee basis, as well as risk evaluation services to our underwriters in our environmental liability product line.

The following chart summarizes our corporate organization showing only Quanta Holdings and our principal subsidiaries after giving effect to the establishment of Quanta U.K. as a branch. We may change our corporate organization from time to time as we expand our business.

Our senior management has assembled a core group of underwriting officers, underwriters and other professionals to write insurance and reinsurance. We use our Bermuda operations primarily to write U.S. and insurance and reinsurance business from Bermuda on a non-admitted basis. We also underwrite insurance and reinsurance in the United States on an admitted basis through Quanta Indemnity, which is a U.S. licensed insurer with licenses in approximately 41 states and was acquired by us on December 19, 2003. Further, we write insurance from the United States on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis through Quanta Specialty Lines, which we acquired on October 28, 2003. Quanta Specialty Lines is licensed in the State of Indiana and we intend to operate it as an excess and surplus lines and non-admitted insurer in all other states.

We have formed Quanta Ireland, and we have submitted an application to IFSRA to authorize Quanta Ireland to conduct non-life insurance business. We expect that the authorization process will be completed during the third quarter of 2004. Because Quanta Ireland is not currently authorized to conduct insurance business, we have begun writing European insurance and reinsurance business from the United States, and we will write European insurance and reinsurance business from Bermuda. We intend to use Quanta Ireland to underwrite E.U. sourced insurance and reinsurance business from Ireland. Once Quanta Ireland has been authorized, we intend to apply to IFRSA to establish Quanta U.K. as our branch in the United Kingdom. The application process will require the approval of the United Kingdom Regulatory Authority, which we expect to obtain within two months following the authorization of Quanta Ireland. We expect that Quanta U.K. will underwrite E.U. sourced insurance and reinsurance business in the United Kingdom and introduce E.U. sourced insurance and reinsurance business to Quanta Ireland. We cannot assure you we will be able to obtain the required authorizations for Quanta Ireland and Quanta U.K. Before Quanta Ireland is authorized and Quanta U.K. is established, Quanta Bermuda intends to insure or reinsure U.K.-sourced risks or risks for U.K. policyholders, but any such insurance or reinsurance will be effected directly between Quanta Bermuda and the insured or reinsured and will not involve any U.K. person acting on behalf of Quanta Bermuda in effecting or carrying out such insurance or reinsurance contracts.

Our Business Units

We operate three business units consisting of insurance, reinsurance and consulting services.

    Insurance

We offer specialty insurance lines that provide tailored solutions to our clients in order to respond to distinctive risk characteristics. We write business primarily in those lines where we believe we have specialized underwriting expertise. Our commitment to specialized underwriting requires experienced underwriters, market knowledge, risk assessment and loss control resources, analytic capabilities, a flexible underwriting platform, geographic reach and financial markets experience. We have hired underwriting officers with significant business experience in their respective segments to lead our product lines where we currently write business. We support our underwriting officers with advanced analytic tools, risk assessment capabilities, structured product resources and disciplined capital management and technology.

While we have already hired a number of managers and employees, to reach our financial and operational goals, we must hire additional underwriters and other professionals with experience and expertise in exposure identification, risk assessment and underwriting particular types of risks or industries. In product lines for which we will provide coverage of the insured's premises or physical site analysis (such as environmental and certain marine, technical risk and aviation coverages), many of our underwriters have engineering backgrounds or experience in disciplines such as hydrology, geology, and civil, mechanical and materials engineering. In product lines for which we provide coverage that involves the analysis of business practices and financial documents (such as surety, directors' and officers'

liability, professional liability and certain structured insurance coverages), many of our professionals have accounting, actuarial, econometric or banking backgrounds. We are developing in-house legal and claims staff specifically dedicated to the underwriting process who will help create policy forms, endorsements, and terms and conditions that reflect each transaction's underwriting and pricing assumptions.

Kevin J. McHugh served as Interim President of U.S. Insurance from September 2003 until his resignation on March 31, 2004. We are presently conducting a search for a permanent President of U.S. Insurance to replace Mr. McHugh.

Our insurance business unit focuses on the following product lines:

Professional Liability.    Under our professional liability product line, we currently offer directors' and officers' liability insurance, errors and omissions insurance, employment practices liability and fiduciary liability insurance. We write both excess and primary insurance. Excess layers of coverage means that there is at least one layer of insurance coverage beneath our coverage that is provided by another insurer or insurers. We are targeting selected U.S. industries or U.S. domiciled multinational companies for our directors' and officers' liability, employment practices liability and fiduciary liability insurance. We focus on offering error and omissions insurance policies to technology firms, financial institutions, architects, engineers, insurance agents, lawyers, consultants and accountants and other miscellaneous professional errors and omissions insurance products. At a later date, we intend to target medical malpractice.

Our professional liability product line is managed by John Van Decker. Mr. Van Decker has over 19 years of experience in the insurance industry. Prior to joining our company, Mr. Van Decker held various management positions at CNA Financial Corporation ("CNA"), most recently as Senior Vice President of CNA Pro, a business unit of CNA.

Marine, Technical Risk and Aviation.    Our marine, technical risk and aviation product line provides ocean marine, inland marine, technical risk and general aviation coverages that require highly specialized technical underwriting and claims expertise. This business is produced principally through agents and brokers who specialize in these lines of business. Our ocean marine policies consist of ocean cargo, hull, yacht, marine liabilities and offshore energy lines of business. We are also targeting what we believe are historically the more profitable sectors of the inland marine market including transit, storage and processing, property in care, custody and control, broadcast and entertainment and agriculture products. The coverages we include within the technical risk product line are contractors all risk, machinery breakdown, contractors equipment, structural defect and system warranties. We are also focusing on the general aviation insurance market because we believe that this market has been less susceptible to the pricing volatility experienced in the commercial aviation and space insurance lines.

Our marine, technical risk and aviation product line is managed by Deirdre H. Littlefield. Ms. Littlefield has over 30 years of underwriting experience in these lines of business. Prior to joining our company, Ms. Littlefield served at Swiss Reinsurance America Corporation, most recently as Senior Vice President and a member of the Swiss Re Division North America Management Board, where she was responsible for North American and Latin American special lines business, including ocean marine, inland marine, aviation, environmental, engineered risk and agriculture. Prior to that Ms. Littlefield managed the worldwide marine operations of the Chubb Group of Insurance Companies.

Environmental Liability.    Our environmental business line provides specialty insurance products that address exposures arising from pollution incidents. We currently offer the following three types of policies under this business line:

•	Our environmental site protection policy helps protect against remediation costs and third-party claims for bodily injury, property damage and remediation costs, resulting from pre-existing or new pollution incidents at property owned or operated by an insured. Through separate supplemental coverage sections, this policy may also help protect an insured against third-party claims arising from pollution incidents at non-owned disposal sites and during transportation, and can protect the insured against expenses it incurs as a result of the interruption of its business operations due to a pollution incident. We believe using these separate policy sections will provide our clients greater flexibility to tailor coverage to meet their specific needs.

•	Our remediation cost cap policy helps protect the insured against remediation costs with respect to a scheduled remediation project that exceed the insured's retention (which is the amount or portion of risk that an insurer retains for its own account), such as those due to unknown pollutants, known pollutants in quantities greater than expected or changes made by the regulatory authority to the cleanup standard or to the scope of work.

•	Our contractors environmental protection policy helps protect contractors and their clients against third-party claims for bodily injury, property damage and remediation costs due to pollution incidents arising from the contractor's covered operations.

We insure risks principally within the United States. We expect that our clients will include manufacturers and other fixed site operators, commercial contractors, real estate redevelopment firms, merger and acquisition participants and financial institutions. We target clients facing complex risks that will allow us to draw on our multidisciplinary expertise and to establish ourselves as the insurer of choice for clients requiring a sophisticated approach to their environmental liabilities. We also target short-term, renewable middle market business.

Our environmental liability product line is managed by John K. Welter. Mr. Welter has over 16 years of experience in the environmental insurance industry, most recently as the Chief Underwriting Officer of the Environmental Solutions division of Chubb Financial Solutions, Inc. ("CFS").

Structured Insurance.    Structured insurance involves coverage and policy forms tailored to meet an individual client's strategic and financial objectives that are not efficiently met by traditional insurance products, such as structured property and casualty insurance, structured directors' and officers' liability insurance, deferred executive compensation insurance and finite risk insurance, which are policies under which our aggregate risk and return are generally capped at a finite amount. These objectives include, among others, the desire to reduce volatility within the insurance pricing cycle, to adjust the exposure in specific geographic areas or lines of business, to finance increased self-insured retentions and to minimize existing and potential liabilities from events, such as a merger or acquisition. Structured insurance coverage also addresses capacity shortfalls in the traditional insurance market, such as environmental liability. We offer non-traditional or finite coverage for all of our product lines. Users of structured insurance coverage include corporations, insurers and other financial institutions and municipalities. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in structured insurance programs are constantly evolving. The contract forms that we use in our structured insurance business will primarily be insurance policies, financial contracts and derivative contracts.

Within our structured insurance product line, we also write casualty insurance. In most instances, our casualty coverages are in support of structured insurance or structured reinsurance programs, or blended with protection and coverage provided by other underwriting groups within our insurance and reinsurance operations. Our casualty product line includes coverage for general liability, and we expect to also write umbrella insurance including such specialty programs as clash coverage and excess of aggregate coverage. We focus on coverages requiring highly technical and statistical or actuarial underwriting of specific or individual risks.

Our structured insurance product line is managed by James M. Olivo. Mr. Olivo has 17 years of experience in the financial services industry. Prior to joining our company, Mr. Olivo served as a Senior Vice President of CFS, where he was responsible for financial insurance and financial life insurance businesses of The Chubb Corporation ("Chubb"). Before CFS, Mr. Olivo was a principal of Swiss Re New Markets and co-head of its Financial Solutions Division. Prior to Mr. Olivo's insurance career, he worked in the capital markets as head of North American derivatives trading for Fuji Capital Markets Corp., as a senior derivatives trader for Security Pacific National Bank and as a derivatives trader for Chemical Bank, where he began his career in 1986.

Douglas W. Oliver is a Managing Director of our structured insurance product line and will assist Mr. Olivo in the management of the product line. Prior to joining our company, Mr. Oliver served as vice president of CFS, where he was responsible for designing and underwriting structured insurance products for property, casualty and other specialty insurance lines of business. Prior to CFS, Mr. Oliver spent six years with the American International Group and held a number of senior positions with both the AIG Risk Management and AIG Risk Finance divisions, including vice president of underwriting and chief actuary. Prior to joining American International Group, Inc. ("AIG"), Mr. Oliver was the divisional chief actuary for the large account unit of the Continental Insurance Company responsible for all pricing and reserving functions.

Fidelity and Crime.    Our fidelity and crime line includes financial institution blanket bonds, commercial crime, kidnap and ransom, and computer crime insurance for financial and non-financial corporations. Our current financial clients include commercial banks, capital market and financial services firms, and we intend to offer insurance companies such coverage in the future. The remainder of our coverages are written for Fortune 1000 and middle-market companies. We write primarily U.S. domiciled risks.

Our fidelity and crime product line is managed by William C. Jennings. Mr. Jennings has 32 years of experience in the insurance industry. Before joining Quanta Holdings, Mr. Jennings managed the fidelity bond department of CNA for ten years, serving as an Executive Vice President, led the fidelity underwriting division of the Department of Financial Institutions of Chubb for seven years and held various other positions at Marsh and Chubb.

Surety.    Our surety product line focuses on providing surety bonds for specific contractual, compliance or financial obligations to meet regulatory, statutory or legal requirements. In particular, this product line provides bonding for self-insured workers' compensation, land reclamation, the closure of landfills and their maintenance after closure, court appeals and various forms of performance and compliance guarantee exposures. We seek clients with a strong financial condition, specialized exposure management practices and loss prevention procedures. We determine our maximum exposure based on the client's credit quality, the type of surety bonds provided and the amount of collateral provided by the client. The United States Treasury Department maintains a list of surety companies that it has authorized to write surety bonds required by the U.S. government. Each authorized surety is granted an underwriting limitation. In addition, many non-federal surety bonds are required to be issued by a surety with an adequate underwriting limitation. Until we file an application with the Treasury Department requesting an underwriting limitation, we plan to enter into an agreement with an insurer possessing an underwriting limitation that allows this insurer to write policies for us and to reinsure all or part of the risk to one of our subsidiaries. We cannot assure you that we will find an appropriate licensed insurer to enter into such an agreement or that we will be able to obtain approval for inclusion on the list of authorized surety companies maintained by the Treasury Department. Even if we are able to enter into an agreement with a Treasury listed surety insurer, brokers and purchasers of surety products may prefer to use companies included on the Treasury Department list. Therefore, we expect that our opportunities to write surety business will continue to be limited until we qualify for, and the Treasury Department assigns us, an adequate underwriting limitation.

Our surety product line is managed by Brian J. Steele. Prior to joining us, Mr. Steele spent 17 years at Travelers and Aetna Inc. in a variety of underwriting roles in the field and home office. Mr. Steele has extensive surety underwriting and credit risk management experience, most recently as Senior Vice President of Commercial Surety at Travelers Property Casualty Corp. ("Travelers") where he was responsible for a significant portfolio of U.S. and international surety clients.

Technical Risk Property.    We intend to write technical risk property insurance, utilizing an experienced underwriting team with various engineering disciplines. We expect that these underwriters will come from engineering and insurance underwriting engineering backgrounds and have extensive training and expertise in insurance and reinsurance underwriting, contract wordings and product development. This expertise will also include market knowledge, client contacts and industry visibility. We believe this highly technical approach to property insurance will help to differentiate us from our competitors in this product line.

We plan to write various technical lines of property insurance business in the construction, power, chemical, industrial and commercial business sectors. We expect that participation will primarily be on an excess of loss basis. We will insure principally buildings, structures, equipment, contents and business interruption risks. Initially, we expect that our target customers will primarily include U.S. corporations with domestic and international exposures.

We intend to carefully monitor and control our aggregate exposure regarding conflagration, business interruption and natural catastrophe. With respect to natural catastrophe exposures, we will use licensed catastrophe modeling software and technical expertise to analyze and control our accumulations.

Our technical risk property product line has not yet begun to write insurance. This product line is managed by Deirdre H. Littlefield, who also manages our marine, technical risk and aviation insurance and reinsurance product lines. Francis P. Tricamo, Sr. will assist Ms. Littlefield in the management of the technical risk property product line. Mr. Tricamo has 26 years of experience in the insurance and reinsurance industry, most recently as Managing Director of Swiss Reinsurance America Corporation's Engineered Risk department.

    Reinsurance

Reinsurance can be written either through treaty or facultative reinsurance arrangements. Treaty reinsurance contracts are arrangements that provide for automatic reinsuring of a type or category of risk underwritten by the ceding company. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. Facultative reinsurance provides protection to ceding companies for losses relating to individual insurance contracts issued to individual insureds. We write our reinsurance business on a treaty basis. However, we offer a limited amount of facultative reinsurance for property, casualty and marine, technical risk and aviation exposures.

Our treaty reinsurance contracts are written on either a quota share basis, also known as proportional or pro rata, or on an excess of loss basis. Under quota share reinsurance, we share the premiums as well as the losses and expenses in an agreed proportion with the cedent. Under excess of loss reinsurance, we generally receive a specified premium for the risk assumed and indemnify the cedent against all or a specified portion of losses and expenses in excess of a specified dollar or percentage amount. In both types of contracts, we may provide a ceding commission to the client.

When we write treaty reinsurance contracts, we do not separately evaluate each of the individual risks assumed under the contracts, and we are largely dependent on the individual underwriting decisions made by the reinsured. Accordingly, we intend to carefully review and analyze the cedent's risk management and underwriting pricing, reserving and claims handling practices as well as the financial condition of the cedent in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty.

We write the majority of our facultative reinsurance business only on an excess of loss basis. The underwriting process for facultative reinsurance of property and casualty exposures is similar to that followed by the underwriters for those products of our insurance business unit.

Our Bermuda-based reinsurance operations are managed by David R. Whiting and J. Scott Bradley. Mr. Whiting has 25 years of experience in the insurance and reinsurance industry. Prior to joining our company, Mr. Whiting was most recently employed by the Bermuda office of the Swiss Reinsurance Company for the past 10 years where he held the positions of member of senior management and Managing Director in its Financial Services Business Group. Dr. Bradley has 23 years of experience in the insurance industry. Prior to joining our company, Dr. Bradley was a Managing Director of the Financial Services Business Group of Swiss Reinsurance Company and also served as Director and Senior Officer of a number of Swiss Re Group companies where he was responsible for all aspects of production, design, underwriting and pricing of alternative risk transfer products.

Our U.S.-based reinsurance operations are managed by Frederick J. Pagnani Jr. Mr. Pagnani is the President and Chief Executive Officer of our reinsurance business unit. Mr. Pagnani has been actively underwriting business for 18 years most recently as a Managing Director of Swiss Reinsurance Company. Mr. Pagnani began his career with General Reinsurance before moving to the newly formed Zurich Reinsurance Centre in 1994, where he rose to become the head of Professional Services Treaty Division North America.

Michael D. Beck and Christopher J. Grasso also assist in the management of our reinsurance business unit. Mr. Beck is the Senior Vice President and Chief Operating Officer for our reinsurance business unit. Mr. Beck has 16 years of experience in the reinsurance industry including professional liability treaty underwriting experience at PartnerRe US Ltd. and Zurich Reinsurance Centre. Mr. Grasso is the Senior Vice President and Chief Actuary for our reinsurance business unit. He has seven years of reinsurance actuarial experience, most recently serving as head pricing actuary for professional liability at Converium Holding AG.

We generally focus our reinsurance business on medium-sized insurance and reinsurance companies with capital and surplus of between $100 million and $1 billion. This targeted segment is subject to change due to market dynamics and our underwriters' assessment of the relative merits of the varying market segments. We also manage our portfolio and spread risk across different exposures and geographical territories in order to increase our diversification.

Our reinsurance operations focus on specialty products within the following lines:

Casualty.    We cover third party liability exposures from ceding clients on a treaty basis. We concentrate principally on directors' and officers' liability, professional liability, and commercial umbrella and excess liability. We write this business almost entirely on an excess of loss basis, although we will also consider pro rata structures. The casualty reinsurance treaties we write include per risk excess of loss, clash and workers' compensation catastrophe. Per risk excess of loss reinsurance provides coverage for losses suffered by ceding companies under their individual policies. A loss under clash reinsurance arises from a combination of claims resulting from more than one underlying insurance policy caused by a single event or occurrence. Under our workers' compensation catastrophe reinsurance line, we write reinsurance that responds to losses arising from multiple deaths or injuries from a single occurrence. These treaties specify the maximum amount of coverage for any one claim and have attachment points that are multiples of these per claim amounts. Events such as earthquakes and terrorist acts that result in property catastrophe claims can potentially lead to multiple injuries and deaths. Consequently, we plan to closely monitor the interaction between our workers' compensation catastrophe exposures and our various property exposures to ensure that we properly account for and control aggregate accumulations. We consider this aggregation risk when determining the pricing on any potential contract.

Our casualty reinsurance product line is managed by J.P. Kennedy, Jr. Mr. Kennedy has been actively underwriting business for eight years and has 13 years of experience in the insurance industry, most recently as Vice President in the Specialty Treaty Underwriting Department of Odyssey America Reinsurance Corporation.

Property.    Under our property reinsurance product line, we focus our underwriting activities primarily on risk excess, quota share and catastrophe contracts. Under property risk excess and quota share reinsurance contracts, we reinsure the property risks of ceding clients on a treaty basis primarily covering commercial exposures under a collection of insurance policies issued by ceding companies. These policies typically provide coverage for buildings, structures, equipment, contents and business interruption risk. Typical causes of loss in this segment include fire, explosion, collapse, riot and vandalism. We may also reinsure agribusiness from time to time. Property catastrophe reinsurance protects ceding companies from catastrophic events on a treaty basis. The principal exposures involve hurricane, typhoon, earthquake, flood, tornado, hail and fire. We provide coverage on an occurrence basis for a layer of losses above an agreed aggregate of individual losses suffered by the ceding company from a covered event. As with our technical risk property insurance product line, because losses arise from a combination of individual policies, we monitor and control our cumulative aggregate exposure at both the individual treaty level and across all contracts we issue. We use licensed catastrophe-modeling systems to analyze our exposure to natural perils and to track these and other perils on a policy by policy basis and monitor and control our aggregate exposure both for our insurance and reinsurance business on a cumulative basis. Additionally, under limited conditions, we offer coverage that assumes the net retained terrorism risk of select cedents. This portfolio is subject to stringent underwriting guidelines.

Kean D. Driscoll manages our property reinsurance product line. Mr. Driscoll has eight years of reinsurance experience, most recently serving as Vice President in the Property Treaty Department of Converium Holding AG.

Marine, Technical Risk and Aviation.    We provide treaty reinsurance for ocean marine, inland marine, technical risk and general and commercial aviation. We obtain this business principally through major industry reinsurance intermediaries with units specializing in these lines. Our client target list includes insurance and reinsurance companies of all sizes who have dedicated experienced underwriters and claims professionals in these lines. We write this business on both a proportional and excess of loss reinsurance basis.

Our marine, technical risk and aviation reinsurance unit is managed by Deirdre H. Littlefield.

Mr. Joseph Belardinelli assists Ms. Littlefield by managing our ocean marine, inland marine and aviation product lines. Mr. Belardinelli has over 15 years of experience in the marine insurance and reinsurance industry, most recently serving as Marine Treaty Manager for Swiss Reinsurance America Corporation.

The technical risk product line is managed by Francis P. Tricamo, Sr.

Structured Reinsurance.    Generally, structured reinsurance is tailored to meet an individual cedent's strategic and financial objectives where its risk management needs may not be met efficiently through traditional reinsurance products. In general, structured reinsurance products contractually limit the risks assumed by the reinsurer. These contracts often include a fixed premium for the transfer of a portion of the risk combined with a variable or adjustable premium for the financing by the client of the remaining risks, often covering multiple years and multiple business segments. Contracts are usually structured to encourage cedents to minimize losses by including significant profit sharing by the reinsurer with the cedent. Thus, the ultimate cost of a structured product often depends on the individual cedent's own performance. The risks underlying structured reinsurance transactions can include risks from any of our business lines, as well as credit risk, life insurance-related risks, accident and health, and others.

Structured reinsurance products are often written on a multi-year basis and are designed to reduce the volatility in the results of an individual company over a period of time greater than one year (typically three or more). Due to the importance of investment income from these products, both parties direct considerable attention to cash flow modeling and review the impact of the anticipated loss payment pattern on the parties. As a result of the lengthy underwriting process, the market is characterized by a relatively small number of large transactions. The contract forms which we use in our structured reinsurance business are primarily reinsurance policies, financial contracts and derivative contracts.

Our structured reinsurance product line is managed by James M. Olivo who is assisted by Douglas W. Oliver.

Consulting Services

We currently provide environmental consulting services through ESC. We also plan to use Quanta Technical Services to expand the scope of our consulting services to provide risk assessment and evaluation services in other specialty insurance and claims areas. ESC serves manufacturers and service providers primarily in the electronics, manufacturing, waste disposal and energy sectors. ESC also serves real estate firms, insurance companies, buy-out firms, law firms, and the clients of these firms and companies. Its customers are primarily private sector businesses in the United States. ESC provides the following consulting services:

Investigation, Remediation and Engineering Services.    ESC's engineering services include investigation, remediation and engineering activities in the following areas: Comprehensive Environmental Response Compensation and Liability Act (CERCLA), superfund sites, Resource Conservation and Recovery Act (RCRA) actions, voluntary cleanups, engineering design, field management of remediation, operation and maintenance of remedial systems, underground tank management, merger and acquisition follow-up, asbestos/lead paint management and facility decommissioning and demolition.

Assessment Services.    ESC's environmental assessment services include regulatory analyses, technical support for environmental claims, merger and acquisition due diligence, environmental audits and risk assessments and engineering and information management services, risk management, merger and acquisition support, environment, health and safety audits, liability identification, Phase I and Phase II site assessments, management systems and health and ecological risk assessments.

Other Technical Services.    ESC also provides other services to customers in the environmental area, including litigation support, technical support for insurance claims, regulatory compliance plans, regulatory permits, training, technical reviews, policy and procedure manuals, estimates of remediation costs for disclosure purposes and property redevelopment services.

Information Management Services.    ESC's information management services group develops technology-based solutions for the control and management of environmental and facility information. This group creates customized software applications that manage data using database and geographic information system software. The applications are web-based, providing clients with facility management capabilities over the Internet.

Most of our insurance and reinsurance business lines will require substantial specialized technical engineering, loss control and claims management skills. To support our engineering needs, our consulting line will perform construction, occupancy, protection and exposure reviews, including materials, mechanical and civil engineering inspections for property coverage and coverage of similar physical damage at the client's location that we intend to insure or reinsure. Our consulting line will also value and manage the potential economic losses associated with typical property risks by using operational, critical process, logistical and resource engineering studies. Further, it will provide loss control reviews and specific risk management recommendations for facilities in order to reduce claim frequency and severity, including developing reports that use catastrophe-modeling software. Quanta Technical Services and ESC serve as the platform for establishing our technical talent and providing risk evaluation services. ESC is initially providing these services to our underwriters for our environmental liability insurance line. Once we hire additional professionals, we plan to use Quanta Technical Services to expand the scope of our consulting services and to support our underwriting of professional liability, directors' and officers' liability, fidelity and crime, surety and specific casualty classes of business. We will also offer those services on a fee basis. We believe that ESC's and Quanta Technical Services' technical participation in our underwriting process will:

•	help ensure that risks are consistently identified and quantified;

•	enhance our ability to understand and evaluate the multiple risks of complex transactions; and

•	help our clients manage transactions and minimize their costs arising from insufficient technical oversight.

In addition to these consulting services, we provide liability assumption programs through Quanta Technical Services and its subsidiaries under which these subsidiaries assume specified liabilities (which may, at times, include taking title to property) associated with environmental conditions in properties and agree to provide consulting and to perform the required remediation services. We may insure or guaranty the liabilities assumed by our subsidiaries under these programs. For example, in December 2003, one of our subsidiaries agreed to provide risk assessment and environmental remediation services and assume an environmental liability for a closed rayon plant in Axis, Alabama. In connection with this transaction, we provided a remediation cost cap policy to the plant owner and specified financial structuring services.

ESC is managed by Jan Chizzonite who joined ESC in 1989 and served as President for the last 5 years. Quanta Technical Services is managed by Lynne M. Miller. Ms. Miller has over 25 years of experience in the environmental industry, including 14 years as President of ESC and the last 3 years as Chief Executive Officer of ESC.

Ceded Reinsurance

We cede a portion of our written premiums through quota share and excess of loss treaty and facultative reinsurance contracts, as well as other agreements, which provide substantially similar financial protections. We use ceded reinsurance to lower our net exposure to our planned net limit and risk of individual loss, to control our aggregate exposures to a particular risk or class of risks and to reduce our overall risk of loss.

We also purchase retrocessional protection, which is reinsurance of a reinsurer's business. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance. The amount of ceded reinsurance and retrocessional protection that we purchase varies based on business segment market conditions, pricing terms and credit risk, as well as other factors.

For business exposed to catastrophic losses, we seek to limit our aggregate exposure by insured or reinsured, by industry, by peril, by type of contract and by geographic zone. We intend to monitor and limit our exposure through a combination of aggregate limits, underwriting guidelines and reinsurance. We will also periodically reevaluate the probable maximum loss for these exposures by using third party software and modeling techniques and we seek to limit the probable maximum loss to a pre-determined percentage of our total shareholders' equity.

Ceded reinsurance and retrocessional protection do not relieve us of our obligations to our insureds or reinsurerds. We must pay these obligations without the benefit of reinsurance to the extent our reinsurers or retocessionaiares do not pay us. We will evaluate and monitor the financial condition of our reinsurers and monitor concentrations of credit risk. We seek to purchase reinsurance from entities rated "A–" or better by Standard & Poor's Corporation ("S&P") or A.M. Best Company, Inc. ("A.M. Best"), and we intend to regularly monitor its collectibility, making balance sheet provisions for amounts we consider potentially uncollectible and requesting collateral where necessary. We intend to apply the same financial analysis and approval processes to the selection of reinsurance and other financial protection counterparties as we do to the underwriting of our surety, professional liability and similar lines of business. Because we only recently commenced operations, we may experience difficulties in obtaining or renewing reinsurance and retrocessional protection. Therefore, we may have difficulty obtaining or renewing adequate levels of reinsurance or retrocessional protection at cost-effective rates in the future.

Relationships with Brokers

We produce substantially all of our business through insurance and reinsurance brokers worldwide who receive a brokerage commission usually equal to a percentage of gross premiums. Brokerage commissions are generally negotiated on a policy by policy, a program (including many related policies) or on a treaty basis. From time to time we also enter into agreements with brokers, which may include provisions relating to the payment of production or marketing fees in addition to the brokerage commissions we pay to the brokers. Our management and underwriting officers have industry relationships with a large number of insurance and reinsurance brokers and with many ceding companies. While many of the brokers that we use or intend to use have had longer-term relationships with our competitors than with us, we believe our relationships are allowing us to establish our presence in the global insurance and reinsurance markets. In addition to our relationships with brokers, we may also use non-traditional sources for marketing our environmental liability and structured products business segments, such as law firms, consulting firms, investment banks, and merger and acquisition firms. Our failure to develop or maintain relationships with brokers from whom we expect to receive our business could have a material adverse effect on us.

Claims Management

We are establishing several dedicated insurance management claims teams in our business units and we also plan to outsource the review of highly technical or unusually complicated claims where warranted. Our claims teams include claims professionals, actuarial experts and attorneys. These teams will seek to investigate, evaluate and settle claims as efficiently as possible. We will implement claims handling guidelines and claims reporting and control procedures and will monitor our claims in accordance with these guidelines.

We intend to review all significant insurance claims during claims meetings. Generally, we will involve members of the claims staff in the underwriting process. We plan for a senior executive reporting to the chief operating officer to oversee the claims function. In addition, for all reported claims, we expect that an initial review of the validity of the claim will be conducted by the underwriter and underwriting officer responsible for the account in coordination with the claims team assigned to the business unit. Once we establish the validity of the given claim, we will transfer responsibility for management of the claim to our claims professionals. We will base the authority for payment and establishing reserves on the level and experience of our claims personnel.

We intend to establish procedures to record reported insurance claims, regardless of size, in our claims system upon receipt of notice of the claim. To assist with the reporting of significant claims, we also intend to develop an information database for large claims. We intend to use this database primarily to quickly report significant events and potential losses, regardless of whether we have exposure. Where it is likely that we have exposure, we expect to use this system to provide direct notification of our exposure to all our underwriters and senior management. We also expect to use the database as an electronic workflow management tool for larger cases that may involve adjustment and coverage issues or litigation.

As any potential insurance claim develops, the claims teams will draw on internal and external resources to settle the claim. We are also establishing networks of external legal and claims experts to augment our own in-house teams. From time to time, we may also enter into agreements with third party claims management and settlement firms to outsource certain claims administration functions relating to specific claims or business segments.

With respect to reinsurance contracts, most claims are managed by the claims department of the ceding company or primary insurer. As individual claims become larger and more complex, we may seek, at our discretion and expense, to take over or participate in the administration of specific claims. In addition to managing reported claims and conferring with underlying carriers and ceding companies, our claims professionals will conduct periodic audits of specific claims and the overall claims procedures of our clients. Through these audits, we will seek to evaluate their claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notification procedures, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. In addition, prior to accepting certain reinsurance risks, our underwriters may request that our claims professionals conduct pre-underwriting claims audits of prospective ceding or primary writing companies.

The claims professionals in our business units will also work with ESC and Quanta Technical Services to offer our administration, management and settlement advice and services on a fee for service basis to their clients.

Reserves

We are required to establish reserves for losses and loss expenses under applicable insurance laws and regulations and U.S. GAAP. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss expenses for insured and/or reinsured claims that have occurred at or before the balance sheet date, whether already known to us or not yet reported. Our policy is to establish these losses and loss reserves prudently after considering all information known to us as of the date they are recorded.

Loss reserves fall into two categories: case reserves for reported losses and loss expenses associated with a specific reported insured claim and reserves for incurred but not reported, or IBNR, losses and loss expenses. We have established these two categories of loss reserves as follows:

•	Case reserves — Following our analysis of a notice of claim received from an insured, broker or ceding company, we establish a case reserve for the estimated amount of its ultimate settlement and its estimated loss expenses. We establish case reserves based upon the amount of claims reported and may subsequently supplement or reduce the reserves as our claims department deems necessary.

•	IBNR reserves — We also estimate and establish reserves for loss amounts incurred but not yet reported, including expected development of reported claims. These IBNR reserves include estimated loss expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We rely on the most recent information available, including pricing information, industry information and our historical losses and expenses. We will revise these reserves for losses and loss expenses as additional information becomes available and as claims are reported and paid.

Loss reserves represent our best estimate, at a given point in time, of the ultimate settlement and administration cost associated with incurred claims. Our ultimate liability may exceed or be less than these estimates. The process of estimating loss reserves requires significant judgment due to a number of variables. Internal and external events, such as fluctuations in inflation, judicial trends, legislative changes and changes in claims handling procedures, will affect these variables. We will not be able to directly quantify many of these items, particularly on a prospective basis. There may also be significant lags between the occurrence of the insured event and the time it is actually reported to us.

Several aspects of our insurance and reinsurance operations will further complicate the actuarial reserving techniques for loss reserves as compared to other insurance and reinsurance operations. Among these aspects are the expected differences in our policy forms from more traditional forms, the lack of complete historical data for losses and our expectation that losses in excess of our attachment levels will be characterized by low frequency and high severity claims. All of these factors tend to limit the amount of relevant loss experience that we can use to gauge the emergence, severity and payout characteristics of our loss reserves.

We use statistical and actuarial methods to estimate our ultimate expected losses and loss expenses. Several years may pass between the time an insured or reinsured reports a loss to us and the time we settle our liability. During this period, we will learn additional facts and trends related to the loss. As we learn these additional facts and trends, we will adjust case reserves and incurred but not reported reserves as necessary. These adjustments will sometimes require us to increase our overall reserves and at other times will require us to reallocate incurred but not reported reserves to specific case reserves.

We base reserves for losses and loss expenses in part upon our estimates of losses. Initially, it may be difficult for us to estimate losses based upon our own historical claim experiences because of our lack of operating history. Therefore, we utilize commercially available models to evaluate future trends and estimate our ultimate claims costs.

U.S. GAAP does not permit us to establish loss reserves until the occurrence of an actual loss event. Once such an event occurs, we establish reserves based upon estimates of total losses as a result of the event and our estimate of the portion of the loss we have insured or reinsured. As a result, we set aside only loss reserves applicable to losses incurred up to the reporting date, with no allowance for the provision of a contingency reserve to account for expected future losses. We will estimate and recognize losses arising from future events at the time the loss is incurred.

To assist us in establishing appropriate reserves for losses and loss expense, we analyze a significant amount of insurance industry information with respect to the pricing environment and loss settlement patterns. In combination with our individual pricing analyses, we use this industry information to guide our loss and loss expense estimates. We will regularly review these estimates, and we will reflect adjustments, if any, in earnings in the periods in which they are determined. From time to time we engage independent external actuarial specialists to review specific reserving methods and results.

While we believe that we will be able to make a reasonable estimate of our ultimate losses, we may not be able to predict our ultimate claims experience as reliably as other companies that have had insurance and reinsurance operations for a substantial period of time, and we cannot assure you that our losses and loss expenses will not exceed our total reserves.

Risk Management

We delegated underwriting authority to the leaders of our business units, each of whom is highly experienced in his or her particular line of business. We have issued detailed letters of underwriting authority to each of our underwriters and will review these letters annually. These letters contain underwriting eligibility criteria and quantifiable limits depending on the product line. They also address acceptable terms and conditions. We attached our profitability guidelines to each letter as an exhibit and stated these profitability guidelines in terms of return on allocated capital by product line. We have implemented a plan to compensate our underwriting officers based on the long-term returns on allocated capital of their respective business lines and intend to regularly review and revise our profitability guidelines to reflect changes in market conditions, interest rates, capital structure and market-expected returns.

We believe we employ a disciplined approach to underwriting and risk management that relies heavily upon the collective underwriting expertise of our management and staff. We believe this expertise is guided by the following underwriting principles:

•	Our own independent pricing or risk review of insurance and facultative risks;

•	Acceptance of only those risks that we believe will earn a level of profit commensurate with the risk they present; and

•	Limitation of the business we accept to only that business that is consistent with our corporate risk objectives.

Before we review any treaty proposal, we consider the appropriateness of reinsuring the client, by evaluating the quality of its management and its risk management strategy. In addition, we require each treaty to include significant information on the nature of the perils to be included and detailed aggregate information as to the location or locations of the risks covered. We request information on the client's loss history for the perils being insured or reinsured, together with relevant underwriting considerations. If a treaty meets the preceding underwriting criteria, we evaluate the proposal in terms of its risk/reward profile to assess the adequacy of the proposed pricing and its potential impact on our overall return on capital as well as our corporate risk objectives.

We are developing enterprise risk management processes to analyze market, event, credit and operational risks. We utilize a risk-adjusted return on capital approach to manage and allocate capital to different lines of business. We base this approach on risk management methodologies for catastrophe, market, credit, operational risk and asset/liability management from actuarial science and capital markets. This approach not only guides our risk-based pricing by setting target combined ratios for each line or product to achieve our targeted return of capital, but also helps build a diversified book of specialized insurance products, taking into account the effect of correlation, which is the degree to which events or financial results tend to correspond to each other.

We have integrated our in-house actuarial staff into our underwriting and decision making process. We use outside consultants as necessary to develop the appropriate analysis for pricing. We perform actuarial and risk analysis using commercial data and models licensed from the Insurance Services Offices, the Reinsurance Association of America, A.M. Best, Bloomberg and various professional service firms.

To monitor the catastrophe and correlation risk of our business, we subscribe to and utilize natural catastrophe-modeling tools. We are taking an active role in the evaluation of these commercial catastrophe pricing models and will look to supplement these models if necessary. We use modeling not just to underwrite individual risks, but also to optimize the total return and risk of our underwriting portfolio.

In addition to technical and analytical practices, our underwriters use a variety of means, including specific contract terms, to manage our exposure to loss. We include aggregate policy limits in the contracts of most of the business we write. Additionally, our underwriters use contract exclusions and terms and conditions, as appropriate, to further eliminate particular risk exposures that our underwriting team deems to be significant.

We are also in the process of establishing an internal audit function to review our underwriting processes. The head of the internal audit function will report to the audit committee.

Investments

Our board of directors established our investment policies and created guidelines for hiring external investment managers. Management will implement our investment strategy with the assistance of the external managers. Our investment guidelines specify minimum criteria on the overall credit quality, liquidity and risk-return characteristics of our investment portfolio and include limitations on the size of particular holdings, as well as restrictions on investments in different asset classes. The board of directors will monitor our overall investment returns and review compliance with our investment guidelines.

Our investment strategy seeks to preserve principal and maintain liquidity while trying to maximize total return through a high quality, diversified portfolio. Investment decision making is guided mainly by the nature and timing of our expected liability payouts, management's forecast of our cash flows and the possibility that we will have unexpected cash demands, for example, to satisfy claims due to catastrophic losses. Our investment portfolio currently consists mainly of highly rated and liquid fixed income securities. However, to the extent our insurance liabilities are correlated with an asset class outside our minimum criteria, our investment guidelines will allow a deviation from those minimum criteria provided such deviations reduce overall risk.

Our investment guidelines require compliance with applicable local regulations and laws. Without board approval, we will not purchase financial futures, forwards, options, swaps and other derivatives, except for instruments that are purchased as part of our business, for purposes of hedging capital market risks (including those within our structured product transactions), or as replication transactions, which are defined as a set of derivative, insurance and/or securities transactions that when combined produce the equivalent economic results of an investment meeting our investment guidelines. While we expect that the majority of our investment holdings will be denominated in U.S. dollars, we may make investments in other currency denominations depending upon the currencies in which loss reserves are maintained, or as may be required by regulation or law.

Competition

    Insurance and Reinsurance

The insurance and reinsurance industry is highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European and other international insurers and reinsurers and certain underwriting syndicates. Many of these competitors have more, and in some cases substantially more, capital and greater marketing and management resources than we expect to have, and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer. Because we have a limited operating history, many of our competitors also have greater name and brand recognition than we have. In particular, we compete with insurers and reinsurers that provide property and casualty-based lines of insurance and reinsurance, such as ACE Limited, AIG, CNA, Chubb, XL Capital Ltd., Arch Capital Group Ltd., Swiss Reinsurance Company, Berkshire Hathaway Inc., Munich Re Group, Travelers and The St. Paul Companies. In addition, there are other new Bermuda insurers and reinsurers with whom we compete, such as Endurance Specialty Holdings Ltd., Axis Capital Holdings Limited, Allied World Assurance Company, Ltd., Platinum Underwriters Holdings, Ltd. and Montpelier Re Holdings Ltd. Furthermore, newly formed and existing insurance industry companies have recently raised capital to meet perceived demand in the current environment and address underwriting limit issues. We may not be aware of other companies that may be planning to enter into the same market segments in which we expect to compete or raise new capital. Competition varies depending on the type of business being insured or reinsured. In the specialty market, competition tends to focus more on availability, service and other value-based considerations than on price.

Competition in the types of business that we underwrite is based on many factors, including:

•	management's experience in the line of insurance or reinsurance to be written;

•	strength of client or broker relationships;

•	premiums charged and other terms and conditions offered;

•	services provided, products offered and scope of business, both by size and geographic location;

•	financial ratings assigned by independent rating agencies; and

•	reputation and quality of claims service.

Increased competition could result in fewer applications for coverage, lower premium rates and less favorable policy terms, which could adversely impact our growth and profitability. In addition, capital markets participants have recently created alternative products that are intended to compete with reinsurance products. We are unable to predict the extent to which new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

    Consulting Services

The environmental consulting industry is also highly competitive. There are numerous professional engineering and consulting firms and other organizations that provide many of the services offered by us. These competitors range from small local firms to large national firms. The larger, well-established companies have substantially greater financial, management and marketing resources than we do. The smaller competitors tend to be highly specialized technical companies. We believe that the most important competitive factors in this industry include reputation, performance, price, geographic location and availability of technically skilled personnel.

Ratings

Ratings by independent agencies are an important factor in establishing the competitive position of insurance and reinsurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers. S&P maintains a letter scale rating system ranging from "AAA" (Extremely Strong) to "R" (under regulatory supervision). A.M. Best maintains a letter scale rating system ranging from "A++" (Superior) to "F" (in liquidation). The objective of S&P and A.M. Best's ratings systems is to provide an opinion of an insurer's or reinsurer's financial strength and ability to meet ongoing obligations to its policyholders. These ratings reflect our ability to pay policyholder claims and are not applicable to the securities offered in this annual report, nor are they a recommendation to buy, sell or hold our shares. These ratings are subject to periodic review by, and may be revised or revoked at the sole discretion of, S&P and A.M. Best.

Numerous insurers and reinsurers have been downgraded since September 11, 2001, and numerous ratings agencies have kept the reinsurance industry on negative outlook after many reinsurers posted disappointing 2002 and semi-annual 2003 results. We have received a rating of "A–" (excellent) from A.M. Best, which is the fourth highest of fifteen rating levels and indicates A.M. Best's opinion of our financial strength and ability to meet ongoing obligations to our future policyholders. We cannot assure you that we will be able to maintain this rating. A significant ratings downgrade would result in a substantial loss of business and business opportunities as insureds and ceding companies purchase insurance from companies with higher claims-paying and financial strength ratings instead of from us.

Employees

We currently employ approximately 244 full-time employees. Approximately 129 employees work in our insurance and reinsurance business segment and primarily include underwriting officers, underwriters, actuaries, attorneys and administrative personnel. Approximately 115 work in our consulting business segment. Of these employees, approximately 90 are professional staff with degrees in engineering, geological sciences, toxicology, chemistry, public health, biology, environmental science, and/or environmental management. Their backgrounds are in industry, consulting, and federal and state regulatory agencies. We expect that we will continue to hire additional employees as we expand our business.

We have entered into employment agreements with Messrs. Russ and Murphy through September 2008. The term of Mr. Russ' employment agreement continues until September 3, 2008 and will be automatically renewed for additional one-year terms unless notice of termination of Mr. Russ' employment is provided by us or Mr. Russ at least 90 days prior to the end of the term. The term of Mr. Murphy's employment agreement continues until September 3, 2008 and will be automatically renewed for additional one-year terms unless notice of termination of Mr. Murphy's employment is provided by us or Mr. Murphy at least 90 days prior to the end of the term. Further, we have an arrangement with David R. Whiting, who manages our Bermuda-based reinsurance operations, for employment through September 2005. While we also have arrangements with Mr. Brittain and Mr. Wang and other key employees for payment of salaries, bonuses and other compensation, none of these employees presently have non-competition agreements with us or agreements requiring us to employ them over a fixed term. Therefore, these other executive officers and key employees may voluntarily terminate their employment with us at any time and are not restricted from seeking employment with our competitors or others who may seek their expertise. We do not currently maintain key man life insurance policies with respect to any of our employees other than a $10 million policy on the life of Mr. Murphy, that we acquired in the ESC acquisition.

We believe that our relations with our employees are good. None of our employees are subject to collective bargaining agreements. As part of our compensation to our employees, we have adopted an Annual Variable Cash Compensation Plan that is available to our employees generally, including our executive officers, that provides participating employees with rewards in the form of additional compensation for contributions to the operating profits and earning power of our business.

Properties

We have executed a lease for office space in Bermuda that contains approximately 4,000 square feet. The initial term of the lease expires on August 31, 2004 with an option to extend the term of the lease for an additional four years. The annual lease payments for this office is approximately $140,000. We believe that these facilities are sufficient for our current purposes. If we expand our operations in the future, we may require additional office space, which we believe will be available on commercially reasonable terms.

The headquarters of Quanta U.S. Holdings and our other U.S. subsidiaries is located in New York, New York and contains approximately 57,000 square feet. The initial term of the lease for these premises expires in October 2013 with an option to extend the lease term by an additional 15 years. The annual lease payments for this office is approximately $2,441,000. We believe that these offices are sufficient for our foreseeable needs.

We are temporarily using furnished office space in Dublin and London. The annual lease payments for our Dublin and London office spaces total approximately $133,000 for both offices. We intend to replace our Dublin and London facilities with other alternatives during 2004, which we believe will be available on commercially reasonable terms.

Our other offices are located in Reston, Virginia; Chicago, Illinois; Pittsburgh, Pennsylvania; Denver, Colorado; San Jose, California; San Francisco, California; Hartford, Connecticut; Dallas, Texas; Minneapolis, Minnesota; Alpharetta, Georgia; Cazenovia, New York; Boxborough, Massachusetts; Somerset, New Jersey and Cary, North Carolina. These offices are leased for a total of approximately $1,576,000 per year for all these offices. We believe that these facilities are sufficient for our foreseeable needs.

Legal Proceedings

In September 2003, CNA filed actions against one of our executive officers, who has since resigned, and an action against certain other of our employees, all of whom had previously worked for CNA. CNA's claims were based on alleged breaches by these employees of certain restrictive agreements with CNA, including breach of confidentiality agreements, trade secret misappropriation and breach of fiduciary duty. CNA also indicated that it believed it had grounds to bring an action against us. To avoid the cost and distraction of litigation with CNA, in December 2003 we agreed to settle CNA's asserted and threatened claims. As part of the settlement, we paid CNA approximately $1.14 million in cash and we paid approximately $698,000 in costs and expenses relating to the actual and threatened litigation and the settlement thereof. Subject to certain exceptions, we have also agreed until the third quarter of 2005 not to replace CNA upon the renewal of the errors and omission, directors and officer, and fidelity and crime business being insured by CNA in September 2003. Additionally, we agreed to some restrictions on our ability to hire or solicit certain CNA employees until the third quarter of 2005. We believe that these restrictions have not and will not have a material impact on our business.

We are not a party to any pending or threatened material litigation and are not currently aware of any pending or threatened material litigation other than routine legal proceedings that we believe are, in the aggregate, not material to our financial condition and results of operations. In the normal course of business, we may become involved in various claims and legal proceedings.

NFU Standard Acquisition

On December 19, 2003, we purchased all of the outstanding capital stock of NFU Standard from NFU for $22.6 million, which is equal to the aggregate of $8.6 million plus an amount equal to its statutory capital and surplus on the day before closing plus the difference between the fair market value and book value of specified securities held by NFU Standard on the closing date as determined under SAP. We have renamed NFU Standard as Quanta Indemnity.

In connection with the NFU Standard acquisition, NFU assumed from NFU Standard all of its underwriting contracts and associated liabilities. NFU has agreed to indemnify us for any breach by it of any representation, warranty or agreement contained in the stock purchase agreement, any failure of NFU to perform its obligations for the purchase or any claim or liability arising out of the conduct or operation of NFU Standard incurred or related to any period prior to the closing of the NFU Standard acquisition. NFU's obligations are guaranteed by OneBeacon Insurance Company, the parent of NFU and a wholly-owned subsidiary of White Mountains Insurance Group, Ltd.

The Private Offering

On September 3, 2003, we sold an aggregate of 55,000,000 common shares in a private placement exempt from registration under the Securities Act, which we call the Private Offering. The Private Offering includes shares sold by us directly to accredited investors and shares sold by us to Friedman, Billings, Ramsey & Co., Inc., as initial purchaser. We were advised by FBR that the shares it purchased were resold to qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and/or to non-U.S. Persons, as defined in Regulation S under the Securities Act, initially at a price of $10.00 per share. In connection with the Private Offering, we also entered into a registration rights agreement for the benefit of the holders of the shares sold in the Private Offering, the Founder Shares and the common shares underlying the Founder Warrants.

Our net proceeds of the Private Offering were approximately $505.6 million. We used some of the net proceeds as follows: (1) approximately $18.9 million to purchase ESC including $0.4 million of acquisition expenses, (2) approximately $0.25 million to purchase

Quanta Specialty Lines in addition to paying approximately $25.8 million for Quanta Specialty Lines' statutory capital and surplus, (3) approximately $2.0 million to repay the principal and interest due under a loan agreement with BEM Investments, LLC, or BEMI, (4) approximately $5.9 million to pay the remaining expenses related to the Private Offering and (5) approximately $22.6 million to purchase NFU Standard. Quanta Holdings allocated substantially all of the remaining $436.0 million among its other subsidiaries based on our assessment of the level of capital that is prudent to support our expected levels of business, applicable regulatory requirements and discussions with insurance regulatory authorities and rating agencies. Quanta Holdings retained only that amount that was necessary to pay for its corporate expenses. Our subsidiaries are using and we expect that they will continue to use the remaining net proceeds for general corporate purposes, including working capital, and for potential strategic investments or acquisitions. Currently, we do not have any acquisitions or investments pending. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

INDUSTRY BACKGROUND

The property and casualty insurance and reinsurance industry has historically been cyclical. When excess underwriting capacity exists, increased competition generally results in lower pricing and less favorable policy terms and conditions for insurers and reinsurers. As underwriting capacity contracts, pricing and policy terms and conditions generally become more favorable. In the past, underwriting capacity has been impacted by several factors, including catastrophes, industry losses, recognition of reserve deficiencies, changes in the law and regulatory requirements, investment returns and the ratings and financial strength of competitors.

We believe the insurance and reinsurance industry is currently recovering from a prolonged period of excess underwriting capacity. A decline in underwriting margins in the late mid-1980s and incidences of large natural catastrophes led to increases in rates and a recovery in industry profitability in the mid-1990s. As a result of favorable loss levels and strong investment returns beginning in 1995, the insurance and reinsurance industry experienced increased competition and industry capacity, driving property and casualty premium rates down. However, judicial interpretation expanding coverage beyond that originally anticipated, significant catastrophic losses in 1999 and the subsequent contraction of capacity in the market resulted in improvement in rates, terms and conditions beginning in 2000. Since 2000, we believe several other developments described below have led to an improvement in rates and terms and conditions.

Bermuda has become one of the world's leading insurance and reinsurance markets. Bermuda's position in these markets solidified after the tragic events of September 11, 2001, as approximately $16 billion of new capital was invested in insurance and reinsurance companies in Bermuda through September 2003, representing approximately 53% of the $30 billion in new insurance and reinsurance capital raised globally, according to A.M. Best. A significant portion of this capital was used to fund Bermuda-based start up insurance and reinsurance companies.

There are a number of factors that make Bermuda an attractive location from which to conduct insurance and reinsurance business, including:

•	a favorable regulatory and tax environment, which minimizes governmental regulation of companies meeting certain solvency and liquidity requirements;

•	recognition as a highly reputable business center that provides excellent professional and other business services;

•	a well-developed insurance industry with a well-developed network of brokers;

•	political and economic stability; and

•	ready access to the global insurance and reinsurance markets.

MARKET PRICE OF OUR COMMON SHARES

Our common shares have been listed on the Nasdaq National Market System under the symbol "QNTA" since May 14, 2004. The following table sets forth, for the period indicated, the high and low sale prices for our common shares:

	Common Shares
	High	Low
2004
From May 14 through June 22, 2004	$10.880	$9.890

As of June 24, 2004, we had 56,798,218 common shares issued and outstanding, which were held by 11 holders of record. The 11 holders of record include Cede & Co., which holds shares on behalf of The Depository Trust Company, which itself holds shares on behalf of in excess of 1,500 beneficial owners of our common shares.

DIVIDEND POLICY

Our board of directors currently does not intend to declare dividends or make any other distributions. Our board of directors plans to periodically reevaluate our dividend policy. Any determination to pay dividends in the future will be at the board's discretion and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors. As a holding company, we depend on future dividends and other permitted payments from our subsidiaries to pay dividends to our shareholders. Our subsidiaries' ability to pay dividends, as well as our ability to pay dividends, is, and is expected to be, subject to regulatory, contractual, rating agency and other constraints.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry," "Business," "Regulation" and elsewhere in this annual report, including those using words such as "believes," "expects," "intends," "estimates," "projects," "predicts," "assumes," "anticipates," "plans," and "seeks" and comparable terms, are forward-looking statements. Forward-looking statements are not statements of historical fact and reflect our views and assumptions as of the date of this annual report regarding future events and operating performance. Because we have a limited operating history, many statements relating to us and our business, including statements relating to our competitive strengths and business strategies, are forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. There are important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those discussed under risk factors described in our filings with the U.S. Securities and Exchange Commission ("SEC"), including the following:

•	our lack of operating history and our present inability to start engaging in certain insurance and reinsurance business because we have not established and obtained authorization of Quanta U.K.;

•	the risk that we may not be able to implement our business strategy;

•	the ineffectiveness or obsolescence of our planned business strategy due to changes in current or future market conditions;

•	changes in regulation or tax laws applicable to us, our brokers or our customers;

•	changes in the availability, cost or quality of reinsurance;

•	actual results, changes in market conditions, the occurrence of catastrophic losses and other factors outside our control that may require us to alter our methods of conducting our business, such as the nature, amount and types of risk we assume and the terms and limits of the products we write or intend to write;

•	our ability to hire, retain and integrate our management team and other personnel;

•	inability to consummate, or effectively integrate, any acquisition or realize the associated anticipated benefits from an acquisition;

•	changes in rating agency policies or practices;

•	changes in accounting policies or practices; and

•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors.

This list of factors is not exhaustive and should be read with the other cautionary statements that are included in this annual report.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from our projections. Any forward-looking statements you read in this annual report reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to, among other things, our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this annual report that could cause actual results to differ from those discussed in the forward-looking statements before making an investment decision. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future events or otherwise.

Market data and forecasts used in this anual report have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties applicable to the other forward-looking statements in this annual report.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our selected financial information for the periods ended and as of the dates indicated. Quanta Holdings was incorporated on May 23, 2003 and we acquired ESC on September 3, 2003. The acquisition was accounted for under the purchase method. ESC is considered our predecessor for accounting purposes.

The selected income statement data presented below for the years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from ESC's audited financial statements. The selected income statement data for the years ended December 31, 2000, 2001 and 2002 and the selected balance sheet data as of December 31, 2001 and 2002 have been derived from ESC's audited financial statements included elsewhere in this annual report. The selected income statement data for the periods ended September 30, 2002 and September 3, 2003 and the selected balance sheet data as of September 3, 2003 have been derived from ESC's audited financial statements included elsewhere in this annual report. The selected income statement data for the period from May 23, 2003 (date of incorporation) to December 31, 2003 and the selected balance sheet data as of December 31, 2003 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

We caution you that the financial information and results presented in this annual report are neither comparable to nor representative of the actual results that we expect to achieve in future periods. Many factors will cause our actual results to differ materially from the financial information and results presented for our predecessor and for the short period since we were incorporated including, but not limited to, the following:

•	For the period to December 31, 2003, we focused on completing the acquisition and integration of ESC, Quanta Specialty Lines and NFU Standard and implementing our business strategy through the development and implementation of our operating procedures, underwriting platforms and guidelines, other systems, infrastructure and facilities and assembling our group of underwriting and other professionals required to write insurance and reinsurance business. We began to write insurance and reinsurance business during the fourth quarter of 2003.

•	The business of our predecessor principally relates to environmental engineering and remediation risk management consulting and is intended to be only a small portion of our business in the future. It is not representative of or comparable with the principal businesses of insurance and reinsurance in which we have started to engage.

•	Until its date of acquisition, ESC was an S corporation for income taxes purposes, and as consequence, it had not incurred any income taxes. The results of operations of the predecessor presented below include an estimate, on a pro forma basis, for taxes that may have been incurred if it had been a C corporation for all predecessor periods presented.

•	Our income statement data for the period from May 23, 2003 to December 31, 2003 includes a 100% valuation allowance against our net deferred tax assets. In accordance with the accounting standards under U.S. GAAP, as a start-up with limited operating history, the recovery of deferred tax assets from future taxable income is currently neither assured nor accurately determinable. Some or all of the amount of these net deferred tax assets would be realized if and when our operations become profitable.

•	Those factors discussed in risk factors described in our filings with the SEC."

You should read the selected financial information set forth below in conjunction with the financial statements and related notes and other information contained in this annual report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Consolidated Financial and Operating Data

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Predecessor							Quanta Capital Holdings Ltd.(3)
	For the year ended December 31,					For the nine months ended September 30, 2002	For the period ended September 3, 2003	Period from May 23, 2003 to December 31, 2003
	1998	1999	2000	2001	2002
Selected Income Statement Data
Revenues:
Net premiums earned	$—	$—	$—	$—	$—	$—	$—	$1,940
Consulting revenues	30,599	32,452	29,218	28,448	28,628	20,857	20,350	11,680
Net investment income	76	62	53	33	23	15	14	2,290
Net realized gains	—	—	—	—	—	—	—	109
Other income	—	—	—	—	—	—	—	126
Total revenues	30,675	32,514	29,271	28,481	28,651	20,872	20,364	16,145
Expenses:
Net losses and loss expenses	—	—	—	—	—	—	—	1,191
Acquisition expenses	—	—	—	—	—	—	—	164
Direct consulting costs	20,085	20,588	17,615	17,576	17,193	12,424	12,992	8,637
General and administrative expenses and depreciation	6,705	7,971	9,784	8,793	8,765	6,482	5,971	44,630
Total expenses	26,790	28,559	27,399	26,369	25,958	18,905	18,963	54,622
Net income	$3,885	$3,955	$1,872	$2,112	$2,693	$1,967	$1,401
Net loss before taxes								(38,477)
Provision for income taxes								—
Net loss after taxes								$(38,477)
Weighted average common shares and common share equivalents outstanding — basic and diluted	1,000,000	1,093,250	1,093,250	1,093,250	1,093,250	1,093,250	1,093,250	31,369,001
Net income (loss) per share — basic and diluted (2)	$3.89	$3.62	$1.71	$1.93	$2.46	$1.80	$1.28	$(1.23)
Predecessor Pro Forma Data (unaudited):
Net income as shown above	$3,885	$3,955	$1,872	$2,112	$2,693	$1,967	$1,401
Pro forma provision for income taxes (1)	1,511	1,538	728	822	1,048	765	545
Net income adjusted for pro forma income taxes	2,347	2,417	1,144	1,290	1,645	1,202	856
Pro forma net income per share — basic and diluted (2)	$2.37	$2.21	$1.05	$1.18	$1.51	$1.10	$0.78

	Predecessor						Quanta Capital Holdings Ltd.(3)
	As of December 31,					As of September 3, 2003	As of December 31, 2003
	1998	1999	2000	2001	2002
Selected Balance Sheet Data
Cash and cash equivalents	$61	$54	$78	$74	$73	$413	$47,251
Investments at fair value	—	—	—	—	—	—	467,036
Premiums receivable	—	—	—	—	—	—	10,961
Goodwill and other intangible assets	—	—	—	—	—	—	21,351
Total assets	11,399	11,602	10,176	10,160	10,131	11,249	573,761

Reserve for losses and loss expenses	—	—	—	—	—	—	4,454
Reserve for unearned premiums	—	—	—	—	—	—	20,044
Environmental liabilities assumed	—	—	—	—	—	—	7,018
Total liabilities	4,742	4,033	3,731	4,003	3,681	5,199	86,278
Total shareholders' equity	6,657	7,569	6,445	6,157	6,450	6,051	487,483

(1)	As an S corporation, ESC, our predecessor, was not subject to U.S. federal income taxes. At the time of its acquisition, ESC became subject to U.S. income tax. Accordingly, the predecessor historical operating earnings have been adjusted, on a pro forma basis, to reflect taxes at a 38.9% rate including a 35% statutory rate for U.S. federal income taxes and a 3.9% rate, based on a 6% statutory rate for Virginia state income taxes less the related federal tax benefit.

(2)	Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. All potentially dilutive securities including stock options and warrants are excluded from the basic earnings per share computation. In calculating diluted earnings per share, the weighted average number of shares outstanding for the period is increased to include all potentially dilutive securities using the treasury stock method. Any common stock equivalent shares are excluded from the computation if their effect is antidilutive. Basic and diluted earnings per share are calculated by dividing income available to ordinary shareholders by the applicable weighted average number of shares outstanding during the year.

(3)	Includes the operations of ESC from September 3, 2003, the date of acquisition. We accounted for the acquisition of ESC as a purchase. See Note 3 to our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes contained in this annual report on pages F-3 through F-31, as well as the audited financial statements and related notes of ESC, our predecessor, also contained in this annual report on pages F-33 through F-59. We caution you that our financial data is not indicative of the actual results that we expect to achieve in future periods because we have just started to write insurance and reinsurance contracts. In addition, the financial data of our predecessor presented below and relating to its consulting business is neither comparable with nor representative of the actual results that we expect to achieve in future periods as we develop our core business lines relating to insurance and reinsurance. The consulting business of our predecessor is only a small portion of our business and is not representative of the principal business we are undertaking. In addition, some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Many factors will cause our actual results to differ materially from those anticipated or implied by these forward-looking statements including, but not limited to, those discussed in risk factors in our filings with the SEC. You should read "Information Regarding Forward-Looking Statements" beginning on page 25 for information about material risks and uncertainties that affect our business.

Overview

General

Quanta Holdings was incorporated on May 23, 2003 as a new Bermuda holding company formed to provide specialty lines insurance, reinsurance, risk assessment and risk consulting services on a global basis. Through our operating subsidiaries in Bermuda, Ireland and the U.S. and our U.K. branch, we focus on writing coverage for specialized classes of risk through a team of experienced and technically qualified underwriters. We are using our Bermuda operations primarily to write U.S. insurance and reinsurance business from Bermuda on a non-admitted basis. We are also writing insurance and reinsurance in the United States on an admitted basis through Quanta Indemnity, which is a U.S. licensed insurer with licenses in approximately 41 states. Further, we write insurance from the United States on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis through Quanta Specialty Lines. Because Quanta Ireland is not currently authorized to conduct insurance business, we have begun writing European insurance and reinsurance business from the United States and from Bermuda. Once Quanta Ireland has been authorized to conduct insurance business, we intend to use Quanta Ireland to write our European insurance and reinsurance business from Ireland.

We commenced substantive operations on September 3, 2003 after we completed the sale of 55,000,000 common shares in the Private Offering. The proceeds from the Private Offering, net of placement fees and associated offering expenses, were approximately $505.6 million. During the period from September 3, 2003 to December 31, 2003, we wrote a small number of insurance and reinsurance contracts as we focused on completing the acquisition and integration of ESC, Quanta Specialty Lines and NFU Standard and implementing our business strategy. These efforts included developing and implementing our operating procedures, underwriting platforms and guidelines, other systems, infrastructure and facilities, and assembling our group of underwriting and other professionals required to commence insurance and reinsurance business.

On September 3, 2003, we completed the acquisition of ESC, an engineering, remediation risk management and consulting firm. Founded in 1986, ESC provides diversified environmental risk management services to assist customers in environmental remediation, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence, environmental audits and risk assessments, and engineering and information management services. ESC is our platform for establishing our technical talent in the area of environmental insurance and other specialty insurance lines and provides risk evaluation services to our underwriters and to third parties on a fee for services basis. ESC is our predecessor company for accounting and financial reporting purposes.

On October 28, 2003, we acquired Quanta Specialty Lines through which we write U.S. sourced specialty insurance on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis. The purchase price for Quanta Specialty lines was $26.1 million in cash, which was equal to the aggregate of $0.3 million plus $25.8 million for its statutory capital and surplus. On December 19, 2003, we purchased all of the capital stock of NFU Standard, a U.S. licensed insurer with licenses in approximately 41 states. The purchase price for NFU Standard was $22.6 million in cash, which was equal to the aggregate of $8.6 million plus an amount equal to its statutory capital and surplus on the day before closing plus the difference between the fair market value and book value of specified securities held by NFU Standard on the closing date. We have renamed NFU Standard as Quanta Indemnity, and we currently write insurance business on an admitted basis through this entity. The terms of the NFU Standard acquisition are described further in "Business—NFU Standard Acquisition."

Segment Information

Our business is comprised of the following three segments:

•	Insurance. Our insurance segment primarily offers clients specialty insurance lines, which provide tailored solutions that respond to distinctive characteristics. In our insurance segment, we write professional liability, marine, technical risk and aviation, environmental liability, structured insurance, fidelity and crime, surety and technical risk property. These solutions may be offered to clients on a traditional or structured basis, or a combination of both.

•	Reinsurance. Our reinsurance segment primarily offers reinsurance products to insurance and reinsurance clients that provide solutions on a treaty, facultative, quota share, per risk excess, clash or aggregate excess of loss basis. In our reinsurance segment, we write casualty, property, marine, technical risk and aviation and structured reinsurance. These product lines may be written on a traditional or structured basis, or a combination of both.

•	Consulting. Our consulting segment provides diversified environmental investigation, remediation and engineering services, assessment services, other technical and information management services. We plan to expand the scope of our consulting services to provide risk assessment and evaluation services in other specialty insurance and claims areas. These consulting services are currently provided to clients primarily in private sector businesses in the United States.

The determination of these segments was based on our methodology for monitoring the performance of our insurance and reinsurance operations, which we collectively refer to as our underwriting segments, and our risk consulting and management operations, which we refer to as our consulting segment. We evaluate each segment based on its underwriting or consulting results, as applicable, including items of revenue and expense that are associated with, and directly related to, each segment. We do not manage our assets by segment and, as a result, net investment income is not evaluated at the segment level. We have not developed a methodology to allocate non-direct items of expense to our segments. Accordingly, general and administrative expenses, depreciation and amortization are not evaluated at the segment level.

During the period from October 1, 2003 to December 31, 2003, we wrote a small number of insurance and reinsurance contracts that generated net written premiums of $20.1 million,

of which approximately $1.9 million was recognized in our statement of operations as earned premiums during the same period. Because we only began to write insurance and reinsurance business during the fourth quarter of 2003, we believe that our gross and net premiums written and net premiums earned will increase as we continue to develop and implement our business strategy and enter into more insurance and reinsurance contracts.

Revenues

We derive the majority of our revenues from two principal sources: premiums from policies written by our underwriting segments and investment income from our investment portfolios. The amount of our insurance and reinsurance premiums written and earned depends on the number and type of policies we write, as well as prevailing market prices. We write a number of insurance and reinsurance contracts with unique terms and conditions and expected profit margins. As a result, the volume of premiums written may not be an indicator of our ultimate expected profitability.

Our investment income depends on the average invested assets in our investment portfolios and the yield that we earn on those invested assets. Our investment yield is a function of market interest rates and the credit quality and maturity period of our invested assets. Our investment portfolio consists principally of fixed income securities, short-term liquidity funds, cash, and cash equivalents. In addition, we realize capital gains or losses on sales of investments as a result of changing market conditions, including changes in market interest rates and changes in the credit quality of our invested assets. Under U.S. GAAP, our investments are carried at fair market value with unrealized gains and losses on the investments included on our balance sheet in accumulated other comprehensive income as a separate component of shareholders' equity. The objective of our current investment strategy is to preserve investment principal, maintain liquidity and to manage duration risk between investment assets and insurance liabilities, while maximizing investment returns through a diversified portfolio. Our investment returns are benchmarked against certain specified indices. However, the volatility in claim payments and the interest rate environment can significantly affect the returns we generate on our investment portfolios.

We also derive revenues from the activities of our consulting segment. Our consulting segment operates in the environmental area and its revenues principally comprise fees from consulting and risk management services provided under various short-term service contracts and from revenues for services performed by subcontractors we engage on behalf of clients. We also generate revenues from remediation fees, which are used to extinguish environmental remediation obligations that we have assumed under contracts of remediation. The amount of consulting and remediation fees and subcontractor revenues is a function of political and economic conditions and the impact these conditions have on clients' discretionary spending on environmental projects.

Expenses

Our expenses primarily consist of loss and loss adjustment expenses, policy acquisition expenses, direct consulting costs, environmental remediation costs and general and administrative expenses.

Losses and loss adjustment expenses depend on the number and type of insurance and reinsurance contracts we write and reflect our best estimate of ultimate losses and loss expenses we expect to incur on each contract written using various actuarial analyses. Actual losses and loss adjustment expenses will depend on actual costs to settle insurance and reinsurance claims. Our ability to accurately estimate ultimate loss and loss adjustment expense at the time of pricing each insurance and reinsurance contract will be a critical factor in determining our profitability.

Policy acquisition expenses consist principally of commissions, fees, brokerage and tax expenses that are directly related to obtaining and writing insurance and reinsurance contracts. Typically, policy acquisition expenses are based on a certain percentage of the premiums written on contracts of insurance and reinsurance. We expect that these expenses will be a function of the number and type of insurance and reinsurance contracts written.

General and administrative expenses consist primarily of personnel expenses, professional fees and other operating overheads. From time to time we engage administrative service providers and legal, accounting, tax and financial advisors. General and administrative expenses are a function of the development of our business, including the growth in personnel and the volume of insurance and reinsurance contracts written.

We also incur expenses directly related to and arising from our consulting and environmental remediation activities. These direct costs primarily include expenses associated with direct technical labor, subcontractors we engage on behalf of our consulting clients, and other consulting or remediation contract related expenses. These costs are a function of, and are proportional to, the level of consulting and remediation revenues earned from the provision of consulting services and completion of remediation activities.

Market Place Conditions and Trends

In general, we believe that the market conditions in the insurance and reinsurance marketplace were favorable during 2003. These market conditions included the ability to charge higher premium rates than the market would bear in 2001 and 2002 and a continuing demand for insurance and reinsurance products from our target market that cannot be fully met by other insurers and reinsurers. While we believe that rate increases are beginning to slow as compared to 2003 and we are beginning to see a weakening in premium pricing in excess casualty lines, we believe favorable market conditions will generally continue in 2004. We will also continue to seek opportunities to provide insurance and reinsurance in areas that require both capacity and highly technical underwriting expertise.

Recent Developments

For the first quarter ended March 31, 2004, our net loss was $4.8 million, or $0.08 per share. The net loss includes net realized gains on investments of $1.2 million, or $0.02 per share. Our gross premiums written, net premiums written and net premiums earned for the first quarter of 2004 were $118.7 million, $112.5 million and $27.2 million, respectively. During this same period, reinsurance represented $80.7 million of net premiums written and insurance represented $31.8 million of net premiums written.

Quanta Holdings' Results of Operations

The following is a discussion of Quanta Holdings' consolidated results of operations for the period from May 23, 2003 (date of incorporation) to December 31, 2003. The discussion and analysis of Quanta Holdings' results of operations include the results of ESC, our predecessor, from September 3, 2003 to December 31, 2003. We commenced substantive operations on September 3, 2003; therefore, any comparison to the prior periods of our predecessor is not meaningful. During the period from our date of incorporation to December 31, 2003, we wrote a small number of insurance and reinsurance contracts.

Period from May 23, 2003 (date of incorporation) to December 31, 2003

Results of operations for the period ended December 31, 2003 were as follows:

(in thousands)
Revenues
Gross premiums written	$20,465
Net premiums written	$20,060
Net premiums earned	1,940
Consulting revenues	11,680
Net investment income	2,290
Net realized gains on sale of investments	109
Other income	126
Total revenues	16,145
Expenses
Net losses and loss expenses	1,191
Acquisition expenses, net	164
Direct consulting costs	8,637
General and administrative expenses	44,196
Depreciation and amortization of intangibles	434
Total expenses	54,622
Income taxes	—
Net loss	$(38,477)

Total revenues.    Total revenues of $16.1 million were comprised of net premiums earned of $1.9 million, consulting revenues of $11.7 million and investment income of $2.4 million, including net realized gains on sale of investments of $0.1 million. Consulting revenues were derived from the operations of ESC, which were included in our consolidated results of operations from the date of acquisition, September 3, 2003.

Premiums.    We commenced writing insurance and reinsurance business during the fourth quarter of 2003 and wrote $20.5 million of gross written premium for the period ended December 31, 2003. Of this premium, 63%, or $13.0 million, was written by our reinsurance segment and 37%, or $7.5 million, was written by our insurance segment. We ceded a small amount of our insurance risk, amounting to $0.4 million in premiums ceded. Net premiums earned in the period were $1.9 million reflecting the short duration of the period between the inception date of the contracts and December 31, 2003. We expect that our gross and net premiums written and net premiums earned will increase in future periods as we continue to develop and implement our business strategy and enter into more insurance and reinsurance contracts.

Consulting revenues.    Consulting revenues comprised $4.4 million and $7.3 million generated from direct labor and subcontractor related activities, respectively.

Net investment income and net realized gains.    Net investment income and net realized gains totaled $2.4 million for the period. Net investment income was $2.3 million and was derived primarily from interest earned on fixed maturity investments, and short term investments, Subsequent to the Private Offering and our acquisition of ESC, our investments in cash assets increased by over $487 million representing cash proceeds from the Private Offering, net of placement fees and associated costs, of approximately $505.6 million less $18.5 million used to purchase ESC. Our average annualized effective yield (calculated by dividing net investment income by the time weighted average amortized cost of invested assets) for the period from September 3, 2003 (the date of the Private Offering) to December 31, 2003 was approximately 1.4%. Initially our invested assets were held entirely in cash, liquidity funds and overnight cash deposits. In October 2003, we and our asset managers established an investment program to invest in a broader array of assets such as fixed income securities, in accordance with our investment guidelines as approved by our board of directors. As a result, we expect our annualized effective yields will increase in future periods as we move the majority of our invested assets into longer term fixed income securities and similar instruments.

As of December 31, 2003, the average maturity duration of our investment portfolio was approximately 2.5 years with an average credit rating of approximately "AA".

Total expenses.    Total expenses were $54.6 million for the period and were comprised of net losses and loss expenses incurred of $1.2 million, net acquisition expenses of $0.2 million, direct consulting costs of $8.6 million, general and administrative expenses of $44.2 million and depreciation and amortization of $0.4 million.

Losses and loss expenses.    Net losses and loss expenses for the period ended December 31, 2003 were $1.2 million and were a function of our net premiums earned and expected ultimate losses and loss expenses.

Acquisition expenses.    Net acquisition expenses for the period ended December 31, 2003 were $0.2 million and were a function of the number of insurance and reinsurance contracts we entered into and the associated net premiums earned.

Direct consulting costs.    Direct consulting costs totaled $8.6 million and were comprised of subcontractor and direct labor expenses at ESC. Direct consulting costs, as a percentage of consulting revenues was 70% for the period and was consistent with direct consulting costs as a percentage of consulting revenues realized by ESC in prior periods.

General and administrative expenses.    General and administrative expenses were $44.2 million for the period and were comprised of $35.6 million of personnel related expenses and $8.6 million of other overhead and start-up related expenses. Included in general and administrative expenses were $41.5 million related to our underwriting activities and $2.7 million of expenses related to our consulting activities. Personnel expenses, representing salaries and other benefits grew steadily during the period reflecting the ramp-up in our operations, including the growth in the number of our employees. Personnel expenses also included $16.7 million of non-recurring, non-cash stock compensation expense which related to common shares issued to our founding shareholders in connection with our initial capitalization on May 23, 2003 and also to certain of our directors and officers in connection with the Private Offering on September 3, 2003. These shares were issued at prices that were below the Private Offering price and, in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," known as APB 25, we are required to expense the difference between the issue price per share and the fair market value price per share, with a corresponding credit to additional paid-in capital. The Private Offering price was considered to be an approximation of the fair market price of the shares at the time of their issuance.

General and administrative expenses also included approximately $0.6 million of non-recurring start-up related expenses, which were primarily related to legal and other professional costs.

Depreciation and amortization.    Depreciation and amortization for the period comprised depreciation of fixed assets and the amortization of intangibles related to the acquisition of ESC.

Net loss.    Our net loss of $38.5 million for the period ended December 31, 2003 was due to the start up nature of our business and our recent entry into insurance and reinsurance marketplaces. We have not recorded any net deferred income tax benefits or assets relating to tax operating losses generated by our U.S. subsidiaries since our results of operations include a 100% valuation allowance against net deferred tax assets.

Results by Operating Segments

Underwriting

We principally provide insurance and reinsurance coverages for risks that are often unusual or difficult to place, that do not fit the underwriting criteria of standard commercial product carriers and that require extensive technical underwriting and assessment resources in order to be profitably underwritten. Our underwriting objective is to deploy capital to what we believe are the most attractive lines of business at the most opportune times in order to generate superior returns on capital. We measure the performance of our underwriting operations on the basis of net underwriting income. Net underwriting income is obtained from the sum of net premiums earned less net losses and loss expenses, acquisitions costs and allocated general and administrative expenses.

We have not developed a methodology to allocate indirect general and administrative expenses between each of our underwriting segments, accordingly general and administrative expenses are presented for our underwriting segments in the aggregate.

During the period from September 3, 2003 to December 31, 2003, we wrote a small number of insurance and reinsurance contracts as we focused on completing the acquisition and integration of ESC, Quanta Specialty Lines and NFU Standard and implementing our business strategy. These efforts included developing and implementing our operating procedures, underwriting platforms and guidelines, other systems, infrastructure and facilities, and assembling our group of underwriting and other professionals required to commence insurance and reinsurance business.

The following table summarizes our net underwriting results, by underwriting segment, for the period ended December 31, 2003:

	Insurance	Reinsurance	Total underwriting
		($ in thousands)
Gross premiums written	$7,469	$12,996	$20,465
Premiums ceded	(405)	—	(405)
Net premiums written	7,064	12,996	20,060

Net premiums earned	339	1,601	1,940
Losses and loss expense incurred	183	1,008	1,191
Acquisition costs	24	140	164
General and administrative expenses			24,814
Net underwriting income	$132	$453	$(24,229)

Insurance

Our insurance segment includes the following product lines: professional liability, marine, technical risk and aviation, environmental liability, structured insurance, fidelity and crime, surety and technical risk property. For the period ended December 31, 2003 we did not write any surety, marine, technical risk and aviation, structured insurance or technical risk property insurance business.

Premiums.    Gross written insurance premiums were $7.5 million for the period ended December 31, 2003. The table below shows gross written premiums by line of business:

(in thousands)
Environmental liability	$3,816
Professional liability	2,729
Fidelity and crime	924
Total	$7,469

Premiums ceded relate entirely to proportional facultative reinsurance purchased for certain professional liability insurance policies written. Gross premiums written and ceded premiums are earned over the period of insured risk. Consequently, only $0.3 million of net premiums written were earned during the period reflecting the short period of time between policy inception and our year end.

Losses and loss expenses.    Net losses and loss expenses incurred of $0.2 million reflect a loss ratio (calculated as losses and loss expenses incurred divided by net premium earned) of 54.0%. For the period ended December 31, 2003 we adopted an expected loss ratio methodology to estimate our ultimate cost of losses; this method multiplied premiums earned by an expected loss ratio that was derived, for each line of business, from pricing data, industry data and from information provided by brokers and insureds. As of December 31, 2003, we had not received any notifications of reported losses.

Acquisition costs.    Acquisition costs for the period were negligible, and primarily represented brokerage expenses.

Reinsurance

Our reinsurance segment includes the following product lines: casualty, property, marine, technical risk and aviation and structured reinsurance. For the period ended December 31, 2003 we did not write any marine, technical risk and aviation, or structured reinsurance business.

Premiums.    Gross written reinsurance premiums were $13.0 million for the period ended December 31, 2003. The table below shows gross written premiums by line of business:

(in thousands)
Casualty	$7,463
Property	5,533
Total	$12,996

Gross reinsurance premiums written primarily reflect a limited number of reinsurance contracts that were written during the month of December, and are being earned over the period of reinsured risks. Consequently, only $1.6 million of reinsurance premiums written were earned during the period reflecting the short time period between contract inception and our year end.

Losses and loss expenses.    Net losses and loss expenses incurred of $1.0 million reflect a loss ratio of 63.0%. For the period ended December 31, 2003, we adopted an expected loss ratio methodology to estimate our ultimate cost of reinsurance losses; this method multiplied premiums earned by an expected loss ratio that was derived, for each underlying reinsurance contract, from pricing data and information provided by brokers and ceding companies. As of December 31, 2003, we had not received any notifications of reported losses on our reinsurance lines of business.

Acquisition costs.    Acquisition costs for the period were not significant, and primarily represented brokerage and reinsurance commission expenses that were in line with market rates.

Consulting

The following table summarizes our net consulting results for the period ended December 31, 2003. These results were driven primarily by the operations of our predecessor, ESC.

(in thousands)
Consulting revenues	$12,261
Other income	100
Direct consulting costs	8,637
General and administrative expenses	2,657
Net consulting income	$1,067

Consulting revenues.    Consulting revenues comprised $5.0 million and $7.3 million related to a normal level of direct labor and subcontractor related activities, respectively. Direct labor revenues include $0.6 million of consulting activities related to services provided to our underwriting segments.

Direct consulting costs.    Direct consulting costs totaled $8.6 million and were comprised of subcontractor and direct labor expenses. Direct consulting costs, as a percentage of consulting revenues was 70% for the period and was consistent with direct consulting costs as a percentage of consulting revenues realized by ESC in prior periods.

ESC's Results of Operations

The following is a discussion and analysis of the consolidated results of operations of ESC, our predecessor, for (1) the period beginning January 1, 2003 and ending September 3, 2003 (the date of the ESC acquisition) compared to the nine months ended September 30, 2002, (2) the consolidated results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001 and (3) the consolidated results of operations for the year ended December 31, 2001 compared to the year ended December 31, 2000. The discussion of ESC's results of operations for the period from September 3, 2003 to December 31, 2003 is included in the discussion of Quanta Holdings' Results of Operations above.

Period Ended September 3, 2003 Compared To Nine Months Ended September 30, 2002

Total revenue.    Total revenue decreased $0.5 million, or 2%, to $20.3 million for period ended September 3, 2003 compared to $20.8 million for the nine months ended September 30, 2002. The decrease in total revenues consists of a $2.0 million decrease in direct labor revenue and a $1.5 million increase in subcontractor revenue. Approximately $1.0 million of the labor revenue decrease was due to the fact that the reporting periods were not for the same amount of time. A weak U.S. economy, the U.S. war with Iraq and severe weather conditions during 2003 caused clients to delay or postpone discretionary spending on environmental projects that contributed to the remaining $1.0 million labor revenue decrease. Several large remediation projects were underway in 2003, which accounted for the majority of the $1.5 million increase in subcontractor revenue during this period. As a result of the increase in subcontractor revenue during the period ended September 3, 2003, accounts receivable increased by $0.9 million from $9.0 million as of December 31, 2002 to $9.9 million as of September 3, 2003. Accounts receivable for the nine months ended September 30, 2002 decreased $1.8 million from $8.9 million as of December 31, 2001 to $7.1 million as of September 30, 2002. The decrease was primarily due to fewer significant subcontractor remediation projects underway during the nine months ended September 30, 2002.

Costs and expenses.    Costs and expenses increased by $0.1 million, or 0.3%, to $19.0 million during the period ended September 3, 2003 compared to $18.9 million for the nine months ended September 30, 2002. The increase was the combined result of increases in direct consulting costs offset by a decrease in selling, general and administrative and bonus expenses.

Direct consulting costs.    Direct consulting costs increased $0.6 million, or 5%, to $13.0 million for the period ended September 3, 2003 compared to $12.4 million for the nine months ended September 30, 2002. The increase in direct consulting costs was primarily attributable to increased subcontractor expenses offset by reduced direct labor costs. The increase in subcontractor costs is a result of an increase in the number and nature of remediation projects during the period ended September 3, 2003. The decrease in direct labor costs is attributable to the fact that reporting periods were not for the same amount of time and from delayed or postponed consulting projects. Direct consulting costs, as a percentage of revenue was 64% for the period ended September 3, 2003, as compared to 60% for the nine months ended September 30, 2002. This increase in direct consulting costs as a percentage of revenues was primarily due to the decreased direct labor revenues. Primarily as a result of the increase in subcontractor costs related to the remediation projects discussed above, during the period ended September 3, 2003, accounts payable increased by $0.5 million from $2.8 million as of December 31, 2002 to $3.3 million as of September 3, 2003. Accounts payable for the nine months ended September 30, 2002 decreased $1.4 million from $3.2 million as of December 31, 2001 to $1.8 million as of September 30, 2002.

Selling, general and administrative expenses.    Selling, general and administrative expenses decreased by $0.3 million, or 5%, to $5.8 million during the period ended September 3, 2003 compared to $6.1 million for the nine months ended September 30, 2002. The decrease was primarily attributable to the fact that the reporting periods were not for the same amount of time, offset by the costs associated with the acquisition of ESC. Bonus expense decreased $0.2 million, or 54%, to 0.2 million for the period ended September 3, 2003 compared to $0.4 million for the nine months ended September 30, 2002. ESC's bonus structure is based on annual company and individual performance, and tied to the achievement of company-wide objectives. The decrease in bonus expense is due to a lower operating income for the period ended September 3, 2003, as compared to the nine months ended September 30, 2002.

Interest income.    All interest income was earned on overnight cash investments for the periods ended September 3, 2003 and September 30, 2002. Amounts earned remained generally unchanged for the period ended September 3, 2003 compared to the nine months ended September 30, 2002, as the decrease in interest income resulting from a decrease in average market rates of interest was offset by interest earned from a higher average invested cash balance.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Total revenue.    Total revenue for the year ended December 31, 2002 increased approximately $0.2 million, or 0.7%, to $28.6 million, compared to $28.4 million for the year ended December 31, 2001. The increase was attributable to a $0.2 million increase in subcontractor revenue. The fluctuation in subcontractor revenue from year to year is based on the type, mix and status of major remediation projects that require significant subcontractor services.

Costs and expenses.    Costs and expenses decreased by $0.4 million, or 1.5%, to $26.0 million for the year ended December 31, 2002, compared to $26.4 million for the year ended December 31, 2001. This variance was attributed to decreases in direct costs and selling, general and administrative expenses offset by an increase in bonus expense.

Direct consulting costs.    Direct consulting costs for the year ended December 31, 2002 declined approximately $0.4 million, or 2.3%, to $17.2 million, compared to $17.6 million for the year ended December 31, 2001. The decrease in direct consulting costs was primarily the result of a decrease in technical expenses, due to reduced staff in 2002 as compared to 2001. The reduced staffing needs were a result of the transfer by a major client during the fourth quarter of 2001, of a significant portion of its business to another consulting firm.

Direct consulting costs as a percentage of revenues decreased by 2% to 60% for the year ended December 31, 2002, compared to 62% for the year ended December 31, 2001. The improvement in direct costs as a percentage of revenues was attributable to an increase in projects with higher margins, particularly those involving litigation support and transactional work.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2002 declined approximately $0.1 million, or 1.2%, to $8.2 million compared to $8.3 million for the year ended December 31, 2001. The decrease was attributable to actions taken to reduce operating costs in 2002, including renegotiating more favorable office leases for four office locations, reduction in support staff and reduced spending in overall support activities.

Bonus expense.    Bonus expense for the year ended December 31, 2002 increased by $0.2 million, or 50%, to $0.6 million, compared to $0.4 million for the year ended December 31, 2001. ESC's bonus structure is based on annual company and individual performance and tied to the achievement of certain company-wide objectives. The increase in the bonus expense is a result of improved operating results for 2002 as compared to 2001.

Interest income.    Interest earned on overnight investments decreased approximately $10,800 or 32.2% to approximately $22,700 for the year ended December 31, 2002, compared to $33,500 for the year ended December 31, 2001. The decrease resulted from a decrease in overall money market interest rates.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

Total revenue.    Total revenue for the year ended December 31, 2001 declined $0.8 million, or 2.7%, to $28.4 million, compared to $29.2 million for the year ended December 31, 2000. The decrease in revenue consists of a $0.5 million decrease in subcontractor revenue and a $0.3 million decrease in direct labor revenue. The fluctuation in subcontractor revenue from year to year is based on the type, mix and status of major remediation projects that require significant subcontractor services.

Costs and expenses.    Costs and expenses decreased by $1.0 million, or 3.6%, for the year ended December 31, 2001, to $26.4 million, compared to $27.4 million for the year ended December 31, 2000. The decrease was attributable to a decrease in selling, general and administrative and bonus expenses.

Direct consulting costs.    Direct consulting costs for the year ended December 31, 2001 remained basically unchanged at $17.6 million, compared to the year ended December 31, 2000. The year-to-year variance, however, is composed of a $0.5 million decrease in subcontractor expense, offset by a $0.5 million increase in direct labor. The decrease in subcontractor expenses is a result of the typical year-to-year fluctuation in the timing of remediation fieldwork. The increase in direct labor during 2001, compared to 2000, was attributable to an increase in direct technical expense resulting from overall increase in technical staff and salary adjustments necessary to meet competitive market conditions.

Direct consulting costs as percentage of revenues increased by 2% to 62% for the year ended December 31, 2001, compared to 60% for the year ended December 31, 2000. Direct consulting costs as a percentage of revenues increased due to an increase in direct labor costs and a reduction in projects with higher margins, such as those involving litigation support and transactional work.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2001 declined $0.8 million or 8.8% to $8.3 million, compared to $9.1 million for the year ended December 31, 2000. The decrease was a combined result of a decrease in legal and settlement costs of $1.1 million offset by a $0.3 million increase in other expenses. During 2000, ESC settled a lawsuit rather than incur additional legal expenses. The settlement costs and related legal fees amounted to $1.1 million, which accounted for the higher selling, general and administrative costs in 2000. The $0.3 million increase in other expenses in 2001 consisted of a $0.1 million increase in rent and utilities expenses resulting from office expansions and a $0.2 million increase in bad debt expense due to the Chapter 11 bankruptcy filing of a significant client. Other selling, general and administrative expenses remained relatively flat.

Bonus expense.    Bonus expense for the year ended December 31, 2001 decreased $0.3 million, or 42.9%, to $0.4 million, compared to $0.7 million for the year ended December 31, 2000. Bonus is tied to the achievement of company-wide objectives. In 2001, certain management objectives were not met, resulting in a reduced bonus pool.

Interest income.    Interest earned on overnight investments decreased approximately $20,000, or 37.4%, to approximately $33,500 for the year ended December 31, 2001, compared to $53,500 for the year ended December 31, 2000. The decrease was due to an overall decline in money market interest rates.

Liquidity and Capital Resources

We are organized as a Bermuda holding company, and as such, have no direct operations of our own. Our assets consist of investments in our subsidiaries through which we conduct substantially all of our insurance, reinsurance and consulting operations. As of December 31, 2003, we had subsidiary operations in Bermuda, the United States and representative offices in Ireland and the United Kingdom.

As a holding company, we will have continuing funding needs for general corporate expenses, the payment of principal and interest on future borrowings, if any, taxes, and the payment of other obligations. Funds to meet these obligations will come primarily from dividends, interest and other statutorily permissible payments from our operating subsidiaries. The ability of our operating subsidiaries to make these payments will be limited by the applicable laws and regulations of the domiciles in which the subsidiaries operate. There will be restrictions on the payment of dividends by our insurance subsidiaries to Quanta Holdings, which are described in more detail in "Regulation."

Liquidity requirements

Our principal cash requirements are expected to be the acquisition of and investment in other businesses and operating subsidiaries, expenses to develop and implement our business strategy, capital expenditures, premiums retroceded, losses and loss adjustment expenses and other policy holder benefits, brokerage and commissions, the servicing of future borrowing arrangements, taxes and other operating expenses. The potential for a large claim under one of our insurance or reinsurance contracts means that we may need to make substantial and unpredictable payments within relatively short periods of time. While our board of directors currently does not intend to declare dividends or make any other distributions to the shareholders of Quanta Holdings, our board plans to periodically reevaluate our dividend policy. Our cash requirements will also include the payment of any future dividends to our shareholders if and when our board of directors determines to change our dividend policy.

We expect to hire additional employees during 2004. As a result, we anticipate that our cash requirements for the payment of annual salaries and benefits for these employees will increase in future periods as compared to the period through December 31, 2003.

As of December 31, 2003, our capital expenditures have not been material and related primarily to the purchase of information technology assets. During 2004, we expect capital expenditures, principally relating to information systems, furniture and fixtures and leasehold improvements to increase significantly.

In addition to these liquidity requirements, under the purchase agreement with ESC, we will be required to pay ESC's former shareholders an earn-out payment if ESC achieves specified EBITDA targets. EBITDA generally is defined to mean earnings before interest, taxes, depreciation and amortization, calculated in accordance with GAAP. Under the earn-out arrangements, if EBITDA for the two-year period ending December 31, 2005 is $7.5 million or greater, we will be required to pay an earn-out payment of $5.0 million. If EBITDA is greater than $7.0 million and less than $7.5 million, then we will be required to pay a pro rata portion of the $5.0 million.

We operate a treasury function responsible for managing our investments, banking relationships, capital raising activities including equity and debt issues, our overall cash and liquidity positions and the payment of dividends from subsidiaries. Our subsidiaries are responsible for managing local cash and liquidity positions.

In September 2003, CNA filed actions against one of our executive officers, who has since resigned, and an action against certain other of our employees, all of whom had previously worked for CNA. CNA also indicated that it believed it had grounds to bring an action against us. To avoid the cost and distraction of litigation with CNA, we agreed to settle CNA's asserted and threatened claims. As part of the settlement, we made a one-time payment to CNA of approximately $1.14 million in cash during the fourth quarter of 2003. In addition, we paid a total of approximately $698,000 in costs and expenses relating to the actual and threatened litigation and the settlement thereof. In addition, the settlement agreement contains certain limited restrictions on our operations described under "Business — Legal Proceedings." We believe that these restrictions have not and will not have a material impact on our business.

The assessment, analysis and assumption of environmental liabilities, and the management, remediation, and engineering of environmental conditions constitute a significant portion of our consulting business. From time to time, we may offer a liability assumption program under which a special-purpose entity assumes specified liabilities (at times including taking title to property) associated with environmental conditions for which we provide consulting services, which may be insured or guaranteed by us. These businesses involve significant risks, including the possibility that we may have substantial liabilities to clients, third parties and governmental authorities for property damage, personal injuries, breach of contract or breach of warranty claims, fines and penalties and regulatory action that could adversely affect our business.

Sources of cash

Before the Private Offering, our sole source of capital was a term loan agreement with BEMI under which BEMI agreed to provide term loans in principal amounts of up to $10.0 million in the aggregate. The outstanding principal carried interest at a rate of 9% per annum. We borrowed $2.0 million under this facility to fund a portion of our initial start-up costs and some of our expenses incurred in the Private Offering. A portion of the proceeds of the Private Offering was used to repay the $2.0 million outstanding principal balance and accrued interest owing to BEMI under the term loan agreement. BEMI's commitment to provide future additional loans under the term loan agreement terminated at the closing of the Private Offering. Following the Private Offering, our primary source of cash has been the proceeds from the sale of our common shares in the Private Offering, which raised approximately $505.6 million, net of offering related costs.

In addition to the Private Offering, we sold 291,262 shares to Nigel W. Morris on December 22, 2003 in a privately negotiated transaction, which raised approximately $3.0 million.

We expect our future sources of funds will consist of premiums written, reinsurance recoveries, investment income and proceeds from sales and redemptions of investment assets, and, to a lesser extent, collections of receivables for consulting services rendered to third parties. We or one or more of our subsidiaries may also enter into a revolving bank credit facility with a syndicate of lenders, which may be guaranteed by one or more of our subsidiaries. We expect to use any revolving credit facility for general corporate purposes and working capital requirements. We believe that any credit facility will require compliance with financial covenants, such as a leverage ratio and consolidated tangible net worth. Any credit facility will likely also contain covenants that require us to maintain our insurance ratings and restrict activities of our subsidiaries, such as the incurrence of additional indebtedness, liens and dividends and other payments to Quanta Holdings. We currently have no commitment from any lender with respect to a credit facility.

For the period commencing May 23, 2003 (date of incorporation) and ending December 31, 2003, our overall increase in cash and cash equivalents was $47.3 million which was derived from $508.1 million of net cash proceeds raised from the Private Offering, offset by $0.8 million of cash used in operations, $41.7 million of net cash used in the acquisition of ESC, Quanta Specialty Lines and NFU Standard and $417.4 million invested in our available-for-sale investment portfolio.

We have no off-balance sheet arrangements or transactions with unconsolidated, special purpose entities.

Adequacy of Capital

While insurance regulation differs by location, each jurisdiction requires that minimum levels of capital be maintained in order to write new insurance business. Factors that affect capital requirements generally include premium volume, the extent and nature of loss and loss expense reserves, the type and form of insurance and reinsurance business underwritten and the availability of reinsurance protection from adequately rated retrocessionaires on terms that are acceptable to us.

In Bermuda and the United States, insurers and reinsurers are required to maintain certain minimum levels of capital and risk-based capital, the calculation of which includes numerous factors as specified by the respective insurance regulatory authorities and the related insurance regulations. We will capitalize our insurance operations in excess of the minimum regulatory requirements so that we may maintain adequate financial ratings. Generally, a higher financial rating creates a higher demand for insurance products. A higher financial rating will enable us both to write more business and to be more selective in the business we underwrite. Accordingly, allocation of capital sufficient to achieve business objectives is a critical aspect of any insurance organization, particularly a start-up insurance operation such as ours. See "Business — Ratings."

We currently have sufficient capital and surplus to meet regulatory and rating agency requirements at our current rating levels. Substantially all of our capital has been distributed among our rated operating subsidiaries based on our assessment of the levels of capital that we believe are prudent to support our expected levels of business, the applicable regulatory requirements, and the recommendations of the insurance regulatory authorities and rating agencies.

We may need to raise additional funds to further expand our business strategy, enter new business lines and manage our expected growth. The amount and timing of these capital requirements will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. At this time, we are not able to quantify the amount of additional capital we will require in the future or predict the timing of our future capital needs. As described above, we or one or more of our subsidiaries may enter into a revolving credit facility with a syndicate of lenders. Any future equity or debt financing, if available at all, may be on terms that are not favorable to us. If we raise capital through equity financings, your interest in our company will be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of the shares that are currently issued and outstanding. If we cannot maintain or obtain adequate capital to manage our business strategy and expected growth targets, our business, results of operations and financial condition may be adversely affected.

ESC generally is required to fund implementation of projects for its customers prior to receipt of related fee revenues. Historically, ESC's positive cash flows generated from operations and its available credit facility has provided adequate liquidity to fund its operations.

Posting of Security by Our Non-U.S. Operating Subsidiaries

Our Bermuda, United Kingdom, and Irish operating subsidiaries are not licensed, accredited or otherwise approved as reinsurers anywhere in the United States. Many U.S. jurisdictions do not permit insurance companies to take credit on their U.S. statutory financial statements for reinsurance to cover unpaid liabilities, such as loss and unearned premium reserves, obtained from unlicensed or non-admitted insurers without appropriate security acceptable to U.S. insurance commissioners. Typically, this type of security will take the form of a letter of credit issued by an acceptable bank, the establishment of a trust, funds withheld or a combination of these elements.

As of March 31, 2004, we had $18.7 million of letters of credit outstanding under facility agreements entered into with commercial banks. We are negotiating a secured bank letter of credit facility with a syndicate of lenders. However, we cannot assure you that we will be able to maintain existing or obtain additional credit facilities at terms acceptable to us. If we fail to maintain adequate letter of credit facilities, and are unable to otherwise provide the necessary security, U.S. insurance companies may be less willing to purchase our reinsurance products, which could have a material adverse effect on our results of operations. We believe that any letter of credit facility will require compliance with financial covenants, such as a leverage ratio and consolidated tangible net worth. Any such facility will likely also contain covenants that require us to maintain our insurance ratings and restrict activities of our subsidiaries, such as the incurrence of additional indebtedness, liens and dividends and other payments to Quanta Holdings.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in the notes to our consolidated financial statements and in the notes to ESC's consolidated financial statements.

Our consolidated financial statements and those of our predecessor contain certain amounts that are inherently subjective in nature and require management to make certain judgments and assumptions in the application of accounting policies used to determine those amounts reported in the consolidated financial statements. The use of different assumptions could produce materially different estimates of the reported amounts. In addition, if factors such as those described in risk factors described in our filings with the SEC cause actual events to differ materially from management's assumptions used in applying the relevant accounting policy, there could be a material adverse effect on our results of operations and financial condition and liquidity.

We believe that the following critical accounting policies affect significant estimates used now or to be used in the future in the preparation of our consolidated financial statements.

Premiums Written, Ceded and Earned

The method by which we record and recognize premiums written differs based upon the nature of the underlying insurance or reinsurance contract.

Insurance premiums written are generally defined in the associated policies, are recorded on the inception date of the policies and are earned over the terms of the policies in proportion to the amount of insurance protection provided. Typically this results in the earning of premium on a pro rata as to time basis over the term of the related insurance coverage.

Reinsurance premiums written are recorded based on the type of the associated reinsurance contract. Typically, we write losses occurring and risks attaching contracts on a single year basis. We may on occasion write multi-year reinsurance contracts. Losses occurring reinsurance contracts cover losses that occur during the term of the reinsurance contract. Risks attaching contracts cover claims that arise on underlying insurance policies that incept during the term of the reinsurance contract. Reinsurance premiums written are earned on a pro rata as to time basis over the term of the contract, typically 12 months for losses occurring contracts. Premiums earned on risks attaching contracts usually extend beyond the original term of the reinsurance contract resulting in recognition of premium earnings over an extended period, typically 24 months.

Reinsurance premiums on multi-year losses occurring reinsurance contracts that are payable in annual installments are recorded as premiums written on an annual basis at inception and on the contract anniversary dates if the reinsured has the ability to cancel, commute or change the coverage during the contract term or if the contract provides for varying amounts of reinsurance coverage for each annual period for which there is a specified premium installment.

Reinsurance premiums written on certain types of contracts, notably treaty quota share contracts, may not be known definitively on the inception date of the contract and therefore include estimates of premiums written. These estimates are based on data provided by the ceding companies or brokers, our underwriters' judgment and underlying economic conditions. Our estimates of written premiums are re-evaluated over the term of the contract period as underwriting information becomes available and as actual premiums are reported by the ceding companies or brokers. For certain excess of loss reinsurance contracts we record the minimum premium, as defined in the contract, as our estimated premium written at inception of the contract. Subsequent changes to our premium estimates are recorded as adjustments to premiums written in the period in which they become known and could be material. Adjustments may significantly impact net income in the period in which they are determined, particularly when the subject contract is fully or substantially expired resulting in the premium adjustment being fully or substantially earned.

Some of our contracts include retrospective rating provisions that adjust estimated premiums or acquisition expenses based upon experience and underwriting results. We recognize estimated ultimate premiums and associated acquisition expenses, including retrospectively rated adjustments, over the periods of the contracts in accordance with the underlying contract terms. Such estimated premiums and acquisition expenses are based on current experience under the contracts. We also write certain structured insurance and reinsurance contracts as risk management solutions that cannot otherwise be provided by traditional contracts. Typically, we assume a measured amount of risk in exchange for a premium, a specified portion of which may be returnable to the insured based on the level of loss experience or underwriting profitability. Experience rated adjustments that relate to the return of underwriting profit or premium to the insured are accrued as experience refund liabilities in the period in which the underwriting results are recorded and are based on the current experience and terms of the contract. Retrospective rating adjustments are necessarily based on underwriting results that include certain estimates relating to premiums and losses, and are therefore subject to adjustment as underwriting experience develops and actual underwriting results become known.

In the normal course of business, we purchase reinsurance or retrocessional coverage in order to increase our underwriting capacity and to limit our individual and aggregate exposures to risks of losses arising from the contracts of insurance or reinsurance that we underwrite. Reinsurance premiums ceded to reinsurers are recorded and recognized in a manner consistent with that of the original contracts or policies written and the terms of reinsurance agreement.

Premiums written and ceded relating to the unexpired periods of coverage or policy terms are recorded as unearned premium reserves and deferred reinsurance premiums, respectively.

We may write or purchase certain reinsurance contracts, which pursuant to Statement of Financial Accounting Standards ("SFAS") No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" issued by the Financial Accounting Standards Board ("FASB") are deemed, for financial reporting purposes, not to transfer insurance risk either due to insufficient timing risk or insufficient underwriting risk. Where our contracts do not meet the criteria for reinsurance accounting under SFAS 113 we follow the deposit method of accounting as prescribed in Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." The deposit method of accounting requires that the premium we receive or pay, less any explicitly defined margin retained or paid by us, is accounted for as a deposit liability or deposit asset on the consolidated balance sheet. Explicitly defined margins are recorded as premiums written or ceded, as appropriate, and earned on a pro rata as to time basis over the contract period. Contracts that transfer timing risk, but not underwriting risk, are accounted for using the interest method whereby income or expense is recognized, and the deposit asset or liability is adjusted, using a constant effective yield based on the anticipated timing and amounts of reinsurance payments and the remaining life of the contract. When the estimates of timing or amounts of payments change, the effective yield is recalculated and the deposit asset or liability is adjusted to the amount that would have existed had the new effective yield been applied since inception of the contract. The adjustment is recorded as interest expense or interest income, as appropriate. For contracts that transfer only underwriting risk the initial deposit asset or liability is amortized ratably over the contract coverage period as an adjustment to losses and loss expenses. The deposit liability or asset is adjusted for any losses incurred or recoverable based on the present value of the expected future cash flows arising from the loss event with the adjustment being recorded in loss and loss expenses.

Acquisition Expenses and Ceding Commission Income

Acquisition costs are policy issuance related costs that vary with and are directly related to the acquisition of new and renewal insurance and reinsurance business, and primarily consist of commissions, third party brokerage and insurance premium taxes. Ceding commission income consists of commissions we receive on insurance and reinsurance business that we cede to our reinsurers. Typically acquisition costs and commission income are based on a fixed percentage of the premium written or ceded. This percentage varies for each line or class of business and each type of contract written. Acquisition expenses and commission income are recorded and deferred at the time premium is written or ceded and are subsequently amortized in earnings as the premiums to which they relate are earned or expensed. Acquisition expenses are reflected in the consolidated statement of operations net of ceding commission income from our reinsurers. Acquisition costs relating to unearned premiums are deferred in the balance sheet as deferred acquisition costs. Commission income relating to deferred reinsurance premiums ceded is carried in the consolidated balance sheet as a deferred income liability.

Deferred acquisition costs are carried at their estimated realizable value and are limited to the amount expected to be recovered from future earned premiums and anticipated investment income. Any limitation is referred to as a premium deficiency. A premium deficiency exists if the sum of our anticipated losses, loss expenses and unamortized acquisition costs exceeds the recorded unearned premium reserve and anticipated net investment income. A premium deficiency is recognized by charging any deferred acquisition costs to acquisition expenses to the extent required to eliminate the deficiency. If the deficiency exceeds the deferred acquisition cost asset then a liability is accrued within loss and loss expense reserves for the excess deficiency.

Reinsurance Recoverables

Reinsurance assets due from our reinsurers under the terms of ceded reinsurance contracts include unpaid loss recoveries, loss and loss expense reserves recoverable and deferred reinsurance premiums. We are subject to credit risk with respect to our reinsurance ceded because the ceding of risk does not relieve us from our obligations to our insureds. We must settle these obligations without the benefit of reinsurance protection to the extent our reinsurers default. Failure of our reinsurers to honor their obligations could result in credit losses. If the financial condition of any of our reinsurers deteriorates, resulting in their inability to make payments to us, we establish allowances for amounts considered potentially uncollectible from such reinsurers. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of our reinsurers to minimize our exposure to losses from reinsurer insolvencies.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets to amounts that are more likely than not to be realized from future anticipated taxable income. As of December 31, 2003, our net deferred tax assets were $6.1 million against which we provided a 100% valuation allowance on the basis that, given our limited operation history, the realization of deferred tax assets from our anticipated future taxable income is neither assured nor accurately determinable. If we subsequently assess that the valuation allowance, or any portion thereof, is no longer required an income tax benefit will be recorded in net income in the period in which such assessment is made.

Investments

We classify publicly traded and non-publicly traded fixed maturity, short-term investments and equity securities as "available-for-sale" and, accordingly, they are recorded at estimated fair value with the difference between cost or amortized cost and fair value, net of the effect of taxes, included as a separate component of accumulated other comprehensive income in the consolidated balance sheet. Short-term investments include highly liquid debt instruments and commercial paper that are generally due within 1 year of the date of issue and are held as part of our investment portfolios that are managed by independent investment managers. The fair value of publicly traded securities is based upon quoted market prices. The estimated fair value of non-publicly traded securities is based on independent third party pricing sources.

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we periodically review our investments to determine whether an impairment, being a decline in fair value of a security below its amortized cost, is other than temporary. If such a decline is classified as other than temporary, we would write down, to fair value, the impaired security resulting in a new cost basis of the security and the amount of the write-down would be charged to income as a realized loss. The new cost basis would not be changed for subsequent recoveries in fair value. Some of the factors that we consider in determining whether an impairment is other than temporary include (1) the amount of the impairment, (2) the period of time for which the fair value has been below the amortized cost, (3) specific reasons or market conditions which could affect the security, including the financial condition of the issuer and relevant industry conditions or rating agency actions, and (4) our ability and intent to hold the security for sufficient time to allow for possible recovery.

Investments are recorded on a trade date basis. Our net investment income is recognized when earned and consists primarily of interest, the accrual of discount or amortization of premium on fixed maturity securities, dividends, and is net of investment management and custody expenses. Gains and losses realized on the sale of investments are determined on the first-in, first-out basis.

Reserve for Losses and Loss Expenses

As an insurance and reinsurance company we are required, under GAAP and applicable insurance regulations, to establish reserves for losses and loss expenses for estimates of future amounts to be paid in settlement of our ultimate liabilities for claims arising under the terms of written insurance and reinsurance policies that have occurred at or before the balance sheet date. Under GAAP, we are only permitted to establish loss and loss expense reserves for actual losses that have occurred before the balance sheet date. We do not record contingency reserves for expected future loss occurrences, nor do we discount our reserves for losses and loss expenses to be paid in the future.

The estimation of future ultimate loss liabilities is the most significant judgment made by management and is inherently subject to significant uncertainties. These uncertainties are driven by many variables that are difficult to quantify. These uncertainties include, for example, the period of time between the occurrence of an insured loss and actual settlement, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, internal and third party claims handling procedures, and the lack of complete historical data on which to base loss expectations. It may also be difficult for us to accurately estimate ultimate losses based on our own historical claim experiences because of our limited operating history.

The estimation of unpaid loss liabilities will be affected by the type or structure of the policies we have written. In the case of our direct insurance business we often assume risks for which claims experience will tend to be frequency driven. As a result, historical loss development data may be available and traditional actuarial methods of loss estimation may be used. Conversely, the available amount of relevant loss experience that we can use to quantify the emergence, severity and payout characteristics of the loss liabilities is limited for policies that are written with the expectation that potential losses will be characterized by lower frequency but higher severity claims, such as our reinsurance contracts written.

The estimation of unpaid loss liabilities will also vary in subjectivity depending on the lines or class of business involved. Short-tail business describes lines of business for which losses become known and paid in a relatively short period time after the loss actually occurs. Typically, there will be less variability in the ultimate amount of losses from claims incurred in the short-tail lines that we write such as property, marine, and aviation. Long-tail business pertains to lines of business for which actual losses may not be known for some time or for which the actual amount of loss may take a significantly longer period of time to emerge or develop. Our professional and environmental lines of business are generally considered longer tail in nature. Because loss emergence and settlement periods can be many years in duration, these lines of business will have more variability in the estimates of their loss and loss expense reserves.

Our loss and loss expense reserves fall into two categories: reserves for unpaid reported losses and for losses incurred but not reported, or IBNR, claims. Reported claim reserves are based initially on claim reports received from insureds, brokers or ceding companies, and may be supplemented by our claims professionals with estimates of additional ultimate settlement costs. IBNR reserves are calculated using generally accepted statistical and actuarial techniques. In applying these techniques, we rely on the most recent information available, including pricing information, industry data and on our historical loss and loss expense experience. Where our historical loss information is limited, we increase our reliance on individual pricing analyses and industry loss information to guide our estimates. We may also utilize commercially available computer models to evaluate future trends and to estimate ultimate claim costs. From time to time we engage independent external actuarial specialists to review our estimates of loss and loss expense reserves and our reserving methods. Even though our reserving techniques are actuarially sound, there may still be significant subsequent adjustments to loss and loss expense reserves due to the nature of our business and the risks written.

At this time, since we have very limited loss development experience, the primary reserving method we have adopted is an expected loss ratio methodology whereby we multiply earned premiums by an expected loss ratio to derive ultimate losses and deduct any paid losses and loss expenses to arrive at estimated loss and loss expense reserves. This method is commonly applied when there is insufficient loss development experience available. These initial expected loss ratios are derived for each line of business, contract or group of contracts, as appropriate, from pricing, loss and exposure information provided by brokers, ceding companies and insureds and supplemented by available industry data. We believe that these assumptions represent a realistic and appropriate basis for currently estimating our loss and loss expense reserves. As we develop our own loss experience we will expand our reserving analyses to include other commonly used methods, such as the Bornhuetter-Ferguson method, which is a generally accepted actuarial technique that produces expected loss ratios that are implied for actual loss experience and developments.

We continually review our reserve estimate and reserving methodologies taking into account all currently known information and updated assumptions related to unknown information. Loss and loss expense reserves established in prior periods are adjusted as claim experience develops and new information becomes available. Any adjustments to previously established reserves, resulting from a change in estimate, may significantly impact current period underwriting results and net income by reducing net income if previous period reserve estimates prove to be deficient or improve net income if prior period reserves become redundant. Losses and loss expense arising from future insured events will be estimated and provided for at the time the losses are incurred and could be substantial.

Environmental Remediation Liabilities Assumed

In our consulting segment we assume environmental liabilities in exchange for remediation fees and contracts to perform the required remediation in accordance with the underlying remediation agreements. We estimate our initial and ongoing ultimate liabilities for such environmental remediation obligations using actual experience, past experience with similar remediation projects, technical engineering examinations of the contaminated sites and state, local and federal guidelines. However, we cannot assure you that actual remediation costs will not significantly differ from our estimated amounts. We continually review our estimates for ultimate remediation costs taking into account all currently known information and updated assumptions related to unknown information. Any adjustments to previously established liabilities, resulting from a change in our estimates, may significantly impact our current period operating results. As of December 31, 2003, we had assumed one environmental remediation project for which we recorded an estimated liability of $7.0 million.

When we receive consideration for the assumption of a remediation liability that is in excess of our estimate of the related environmental remediation liability, we initially defer the excess amount and record it in deferred income on the consolidated balance sheet. This deferred remediation revenue is recognized in earnings over the anticipated remediation period using the cost recovery or percentage-of-completion method that is based on the ratio of remediation expenses actually incurred and paid to total anticipated remediation costs. As of December 31, 2003, we had deferred approximately $0.8 million of remediation revenue that was included in deferred income.

Consulting Revenues

Consulting revenue is primarily derived from short-term consulting arrangements with customers. Generally, consulting revenue is earned in the period for which services are performed. Included in consulting revenue is accrued but unbilled revenue that arises mainly due to a time lag in billing cycle and special billing arrangements with customers.

From time to time, we retain subcontractors to perform certain services under contracts with our consulting customers. Consulting revenue is recognized on a gross basis when we are the primary obligor in the arrangement and we bear the ultimate risks of providing such subcontracted services. In assessing whether gross revenue reporting is appropriate, we consider a number of factors such as whether we act as principal in the transaction, retain the general risks of loss for collection, delivery, or returns, or whether we have control over contract pricing and vendor selection. For the period ended September 3, 2003 and the years ended 2002 and 2001, approximately $6.9 million, $7.0 million and $7.3 million of direct costs, exclusive of mark-up, respectively, related to subcontractor arrangements. Our consulting revenue would be significantly reduced if these arrangements were recorded on a net of direct cost basis.

Other accounts receivable

The majority of our other accounts receivable balances comprise amounts due under consulting arrangements with customers. We establish bad debt allowances, or valuation reserves, based on specific identification of likely losses of accounts with individual customers. We periodically re-evaluate these valuation reserve estimates, if any, and adjust them as more information about the ultimate collectibility of accounts receivable becomes available. Circumstances that could cause these valuation reserves to be revised include changes in our clients' financial standing such as liquidity and credit quality, and other factors that negatively impact our clients' ability to pay their obligations as they become due.

Stock-based compensation

We currently account for stock compensation in accordance with APB 25. Compensation expense for stock options and stock-based awards granted to employees is recognized using the intrinsic value method to the extent that the fair value of the stock exceeds the exercise price of option or similar award at the measurement date. The compensation expense, if any, is recorded in our results of operations over the shorter of the vesting period of the award or employee service period. Generally, we will issue stock options and stock-based awards to employees with a strike price equal to the estimated fair value of the stock on the grant date of the award such that no compensation expense recognition is required, in accordance with APB 25.

SFAS 123, "Accounting for Stock-Based Compensation" encourages companies to recognize, over the vesting period, an expense for stock-based awards based on their fair value, as opposed to their intrinsic value, on the grant date. Following the release of SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which amends SFAS 123 to provide alternative methods of a voluntary change to the fair value based method of accounting described in SFAS 123, we are re-evaluating our accounting policy for stock options and other stock-based awards.

Quantitative and Qualitative Disclosures about Market Risk

Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, creditworthiness, foreign exchange rates or other factors. We will seek to mitigate that risk by a number of actions, as described below.

Foreign Currency Risk and Functional Currency

Our functional currency is the U.S. dollar. Although we have not experienced any significant exposures to foreign currency risk, we expect that in the future our exposure to market risk for changes in foreign exchange rates will be concentrated in premiums receivable and insurance reserves arising from known or probable losses that are denominated in foreign currencies. We will attempt to manage our foreign currency risk by maintaining assets denominated in the same currency or by entering into foreign currency forward contracts in an effort to hedge against movements in the value of foreign currencies against the U.S. dollar. A foreign currency forward contract results in an obligation to purchase or sell a specified currency at future date and price specified at the time of the contract. Foreign currency forward contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time. We do not expect to enter into such contracts with respect to a material amount of our assets or liabilities. As of December 31, 2003, we had not entered into any foreign currency forward contracts.

Our investment guidelines limit the amount of our investment portfolio that may be denominated in foreign currencies to 20% (as measured by market value). Furthermore, our guidelines limit the amount of foreign currency denominated investments that can be held without a corresponding hedge against the foreign currency exposure to 5% (as measured by market value). As of December 31, 2003, our investment portfolio included $3.3 million, or 0.7% of net invested assets, of securities that were denominated in foreign currencies. These securities were rated AAA and were purchased by our investment managers for the purpose of improving overall portfolio yield.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is concentrated in our investment portfolio. Our investment portfolio primarily consists of fixed income securities. Accordingly, our primary market risk exposure is to changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of fixed income securities. As interest rates rise, the market value of our fixed-income portfolio falls, and the converse is also true.

Our strategy for managing interest rate risk includes maintaining a high quality investment portfolio that is actively managed by our managers in accordance with our investment guidelines in order to balance our exposure to interest rates while tailoring the duration, yield, currency and liquidity characteristics to the anticipated cash outflow characteristics of claim reserve liabilities. As of December 31, 2003, assuming parallel shifts in interest rates, the impact of an immediate 100 basis point increase in market interest rates on our net invested assets of approximately $480 million would have been an estimated decrease in market value of approximately $11.4 million, or 2.4%, and the impact on our invested assets of an immediate 100 basis point decrease in market interest rates would have been an estimated increase in market value of approximately $11.1 million, or 2.3%.

As of December 31, 2003, our investment portfolio included highly-rated mortgage-backed securities with a market value of $89 million, or 18.6%, of net invested assets. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can also expose us to prepayment and extension risks on these investments. In periods of declining interest rates, the frequency of mortgage prepayments generally increase as mortgagees seek to refinance at a lower interest rate cost. Mortgage prepayments result in the early repayment of the underlying principal of mortgage-backed securities requiring us to reinvest the proceeds at the then current market rates. When interest rates increase, these assets are exposed to extension risk, which occurs when holders of underlying mortgages reduce the frequency on which they prepay the outstanding principal before the maturity date and delay any refinancing of the outstanding principal.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed income securities. This risk is defined as the default or the potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and to any one issuer. We attempt to limit our overall credit exposure by purchasing fixed income securities that are generally rated investment grade by Moody's Investors Service, Inc. and/or S&P. Our investment guidelines require that the average credit quality of our portfolio will typically be Aa3/AA– and that no more than 5% of our investment portfolio's market value shall be invested in securities rated below BBB–/Baa3. We also limit our exposure to any single issuer to 5% or less of our portfolio's market value at the time of purchase, with the exception of U.S. government and agency securities. As of December 31, 2003, the average credit quality of our investment portfolio was AA, and all fixed income securities held were investment grade. In addition, we held as part our investment portfolio $20.0 million in par value of variable rate insurance linked securities issued by a single issuer which mature on January 1, 2007. We are subject to loss of principal and interest in the event of the occurrence of certain predefined physical events. As of December 31, 2003, the fair value of the security was $20.0 million and represented approximately 4% of our net invested assets.

Separately, we are also exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for insureds and our reinsureds, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. To mitigate the risk of nonpayment of amounts due under these arrangements, we have established business and financial standards for reinsurer and broker approval, incorporating ratings by major rating agencies and considering the financial condition of the counterparty and the current market information.

Effects of Inflation

We do not believe that inflation has had material affect on our consolidated results of operations. The effects of inflation could cause the severity of claims to increase in the future. Our estimates for losses and loss expenses include assumptions, including those relating to inflation, about future payments for settlement of claims and claims handling expenses. To the extent inflation causes these costs to increase above our estimated reserves that are established for these claims, we will be required to increase reserves for losses and loss expenses with a corresponding reduction in our earnings in the period in which the deficiency is identified. The actual effects of inflation on our results cannot be accurately determined until claims are ultimately settled.

REGULATION

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers. In Bermuda we operate under relatively less intensive regulatory regimes. However, in the United States and United Kingdom, licensed insurers and reinsurers, and in Ireland, licensed insurers, must comply with more stringent financial supervision standards. Accordingly, Quanta Ireland, once authorized, will be subject to extensive financial regulation in Ireland, Quanta U.K., when established, will be subject to extensive regulation under applicable statutes in Ireland and the United Kingdom and Quanta Specialty Lines and Quanta Indemnity are subject to extensive financial regulation under applicable statutes in the United States.

Bermuda Regulation

As a holding company, Quanta Holdings is not subject to Bermuda insurance regulations.

The Insurance Act, which regulates the insurance business of Quanta Bermuda and Quanta U.S. Re, provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority, or the BMA, which is responsible for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The BMA, in deciding whether to grant registration, has broad discretion to act as the BMA thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The BMA granted its approval for the registration of Quanta Bermuda as a Class 4 insurer and Quanta U.S. Re as a Class 3 insurer.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA's functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business with Class 4 insurers subject to the strictest regulation. Quanta Bermuda is registered as a Class 4 insurer and Quanta U.S. Re as a Class 3 insurer, which is subject to less regulation than a Class 4 insurer. We do not intend, at this time, to obtain a license for Quanta Bermuda or Quanta U.S. Re to carry on long-term business. Long-term business includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer's Registration

An insurer's registration may be canceled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the

Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal office of Quanta Bermuda and Quanta U.S. Re is at our principal executive offices in Bermuda, and Quanta Bermuda's and Quanta U.S. Re's principal representative is our President and Chief Executive Officer. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative, within 30 days of reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to make a report in writing to the BMA setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or liquidity or other ratio.

Independent Approved Auditor

Every registered insurer must appoint an independent auditor (the "approved auditor") who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Quanta Bermuda and Quanta U.S. Re, will be required to be filed annually with the BMA. The approved auditor of Quanta Bermuda and Quanta U.S. Re must be approved by the BMA and may be the same person or firm which audits Quanta Bermuda's and Quanta U.S. Re's financial statements and reports for presentation to its shareholders. Quanta Bermuda's and Quanta U.S. Re's approved auditor is currently PricewaterhouseCoopers.

Loss Reserve Specialist

As a registered Class 4 and Class 3 insurer, each of Quanta Bermuda and Quanta U.S. Re, respectively will be required to submit an opinion of an approved loss reserve specialist with its statutory financial return in respect of its loss and loss adjustment expense provisions. We have appointed Ollie W. Sherman, as our qualified casualty actuary approved by the BMA to submit the required report.

Statutory Financial Statements

An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Bermuda Companies Act of 1981, as amended (the "Companies Act"), which financial statements will be prepared in accordance with U.S. GAAP. Each of Quanta Bermuda and Quanta U.S. Re, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

Annual Statutory Financial Return

Quanta Bermuda and Quanta U.S. Re are required to file with the BMA statutory financial returns no later than four months after their financial year end (unless specifically extended).

The statutory financial return for an insurer includes, among other matters, a report of the approved auditor on the statutory financial statements of such insurer, the solvency certificates, the declaration of statutory ratios, the statutory financial statements, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved auditor is required to state whether in his opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Solvency Margin and Restrictions on Dividends and Distributions

Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as Quanta Bermuda must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Quanta Bermuda is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A)	$100,000,000;

(B)	50% of net premiums written (being gross premiums written less any premiums ceded by Quanta Bermuda, but Quanta Bermuda may not deduct more than 25% of gross premiums when computing net premiums written); and

(C)	15% of loss and other insurance reserves.

Quanta Bermuda is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Quanta Bermuda will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year. Quanta Bermuda is also prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files with the BMA at least seven days before payment of such dividends an affidavit stating that it will continue to meet the required margins.

Quanta Bermuda is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval must include an affidavit stating that it will continue to meet the required margins. In addition, at any time it fails to meet its solvency margin, Quanta Bermuda will be required, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of such failure or having reason to believe that such failure has occurred, to file with the BMA a written report containing certain information.

Under the Insurance Act, the value of the general business assets of a Class 3 insurer, such as Quanta U.S. Re must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Quanta U.S. Re is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A)	$1,000,000

(B)	Net Premium Income ("NPI") Prescribed Amount

Up to $6,000,000	20% of NPI

Greater than $6,000,000	The aggregate of $1,200,000 and 15% of the amount by which NPI exceeds $6,000,000 in that year.

In general, net premium income equals gross premium income after deduction of any premium ceded by the insurer for reinsurance; or

(C)	15% of the aggregate of the insurer's loss expense provisions and other general business insurance reserves.

Quanta U.S. Re is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Quanta U.S. Re will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year. Quanta U.S. Re is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval shall provide such information as the BMA may require. In addition, at any time it fails to meet its solvency margin, Quanta U.S. Re will be required, within 30 days after becoming aware of such failure or having reason to believe that such failure has occurred, to file with the BMA a written report containing certain information.

Additionally, under the Companies Act, neither Quanta Holdings nor Quanta Bermuda nor Quanta U.S. Re may declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention

The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of, a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to it. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Certain other Considerations

Although Quanta Holdings is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to its non-resident status, Quanta Holdings may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As "exempted" companies, Quanta Holdings, Quanta Bermuda and Quanta U.S. Re may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; or (3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of Quanta Holdings' business, Quanta Bermuda's business or Quanta U.S. Re's business (as the case may be) carried on outside Bermuda. Quanta Bermuda and Quanta U.S. Re both are licensed insurers in Bermuda, and it is expected that they will be able to carry on activities from Bermuda that are related to and in support of their insurance business in accordance with their licenses.

Share may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition the BMA must approve all issuances and transfers of shares of a Bermuda exempted company. The BMA has issued permission for the issue and free transferability of the shares being offered by this annual report, as long as the shares are issued, to and among persons who are non-residents of Bermuda for exchange control purposes and such persons are "accredited investors" within the meaning of Rule 501(a) of Regulation D of the Securities Act. We also expect the BMA to grant permission to us for the issue and transfer of up to 20% of our shares in issue from time to time to persons resident in Bermuda for exchange control purposes without the approval of the BMA. In addition, we intend to seek an exemption from the Part III filing requirements under the Companies Act. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this annual report.

The Bermuda government actively encourages foreign investment in "exempted" entities like Quanta Holdings that are based in Bermuda, but which do not operate in competition with local businesses. Quanta Holdings, Quanta Bermuda and Quanta U.S. Re are not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda; however, Quanta U.S. Re will be taxed as a U.S. corporation.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate governmental authority. Such permission may be granted or extended upon showing that, after proper public advertisement, no Bermudian, or spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian, and all such officers will be working in Bermuda under work permits. The Bermuda government recently announced a new policy that places a six-year term limit on individuals with work permits, subject to certain exceptions for key employees. We expect to employ primarily non-Bermudians.

Irish Regulation

We have formed Quanta Ireland and we have submitted an application to the Irish Financial Services Regulatory Authority, or IFSRA, to authorize Quanta Ireland to conduct non-life insurance business. We expect that the authorization process will be completed during the third quarter of 2004. We expect that the approval will be subject to a number of conditions, including some or all of those listed below.

Quanta Ireland is incorporated under the laws of Ireland and has a registered office in Ireland. Once authorized, Quanta Ireland, as a non-life insurance company, will be subject to the regulation and supervision of IFSRA pursuant to IFSRA, the Irish Insurance Acts, 1909 to 2000 and the regulations relating to insurance business and directions made under those regulations (together, the "Insurance Acts and Regulations") and will be authorized to undertake various classes of non-life insurance business.

Quanta Ireland will primarily be regulated under the Insurance Acts and Regulations. In addition, Quanta Ireland will be subject to supervisory requirements imposed by IFSRA. These include the guidelines referred to in this section.

In addition to the obligations imposed on Quanta Ireland by the Insurance Acts and Regulations, IFSRA is likely to grant the authorization subject to certain conditions as is typical for Irish authorized insurers. The following are the main conditions that may be imposed:

•	Quanta Ireland must not exceed the projected premium levels set out in the business plan submitted as part of its application for authorization without the consent of IFSRA. Any consent will be subject to Quanta Ireland agreeing to any capitalization requirements determined by IFSRA;

•	Quanta Ireland will not be permitted to reduce the level of its initial capital without the consent of IFSRA;

•	Quanta Ireland may not make any dividend payments without IFSRA's prior approval;

•	no loans may be made by Quanta Ireland without prior notification to and approval of IFSRA;

•	the management accounts (which are the revenue account, profit and loss account, balance sheet and statement of solvency) of Quanta Ireland must be submitted to IFSRA on a quarterly basis for at least the initial three years of Quanta Ireland's operation;

•	Quanta Ireland must maintain a minimum solvency margin equal to 200% of the solvency margin laid down by the Insurance Acts and Regulations (and a solvency ratio (of free assets to net premium) of 50%); and

•	Quanta Ireland must adhere to IFSRA's policy restricting the reinsurance business written by a direct insurer. Under this policy, a direct insurer is prohibited from engaging in reinsurance except to an extent that is not significant (to a maximum of 10% to 20% of its overall business) and subject to certain conditions. In practice IFSRA expects a direct writer to write reinsurance in very limited circumstances.

Annual Returns

Quanta Ireland must file annual statutory insurance returns with IFSRA in the format prescribed by the European Communities (Non-Life Insurance Accounts) Regulations, 1995. Insurers are liable to pay annual supervision fees.

European Passport

Ireland is a member of the European Economic Area (the "EEA"). The EEA comprises each of the countries of the European Union (EU) (being, as at May 2004, Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom) and Iceland, Liechtenstein and Norway. The EEA was established by a 1992 agreement the effect of which is to create an area of free movement of goods and services (including insurance services) within EEA countries. A consequential effect of the EEA agreement is that the rules on passporting of insurance services that apply between EU member states (described below) are extended to Iceland, Liechtenstein and Norway.

Ireland has implemented the EU's Third Non-Life Insurance Directive (92/49/EEC). This Directive introduced a single system for the authorization and financial supervision of non-life insurers by their home member state. Under this system, Quanta Ireland (if it is authorized) would be permitted to carry on the classes of insurance business for which it is authorized in Ireland in any other EEA Member State by way of freedom to provide services provided that it has notified IFSRA of its intention to do so and subject to complying with such conditions as may be required by the jurisdiction in which the insurance activities are carried out for reasons of the general good and such other conditions as are permitted under EU law and may be required by the regulator of that jurisdiction with respect to the carrying on of insurance business in that jurisdiction. After IFSRA authorizes Quanta Ireland, we expect that IFSRA will notify the other Member States concerned and, once it has informed Quanta Ireland that it has done so, Quanta Ireland will be entitled to conduct business by way of freedom to provide services in these Member States.

On the basis of the foregoing, if Quanta Ireland is authorized to carry on non-life insurance business in Ireland, Quanta Ireland also would be authorized to carry on non-life insurance business in all other EEA member states under the freedom to provide services. We intend that Quanta Ireland will not be licensed or admitted as an insurer in any jurisdiction other than Ireland and the other EEA member states.

In addition to being entitled to conduct business under the freedom to provide services, we intend that Quanta Ireland, once authorized, will apply to IFSRA, which will notify the United Kingdom Financial Services Authority, to establish a branch in the United Kingdom. We intend that, once this application is approved, Quanta Ireland will write certain EU and EEA sourced insurance business and source EU insurance and reinsurance business through this branch. If Quanta Ireland's application is approved and we establish a U.K. branch, IFSRA will be responsible for supervision of that branch.

Qualifying Shareholding

The Insurance Acts and Regulations require that anyone acquiring or disposing of a "qualifying holding" in an Irish authorized insurer or anyone who proposes to increase that holding or to decrease it below specified levels must first notify IFSRA of their intention to do so. Any Irish-authorized insurer that becomes aware of any acquisition or disposals of a qualifying holding in that insurer or which result in a holding reaching or being reduced below one of the "specified levels" is required to notify IFSRA.

IFSRA has three months from the date of submission of a notification within which to oppose any such proposed acquisition if IFSRA is not satisfied as to the suitability of the acquiror "in view of the necessity to ensure sound and prudent management of the insurance undertaking."

A "qualifying holding" means a direct or indirect holding in an insurer that represents 10% or more of the capital or of the voting rights of the insurer or that makes it possible to exercise a significant influence over the management of the insurer. The specified levels are 20%, 33% and 50%, or such other level of ownership that results in the insurer becoming the acquiror's subsidiary.

Any person having a shareholding of 10% or more of our issued share capital would be considered to have an indirect qualifying holding in Quanta Ireland (once authorized), whether or not those shares confer 10% or more of our voting rights. Once Quanta Ireland is authorized, IFSRA would need to pre-clear any change that results in the direct or indirect acquisition of a qualifying holding in Quanta Ireland or a change that results in an increase in a holding to one of the specified levels.

Quanta Ireland, once authorized, will be required, at such times as may be specified by IFSRA, and at least once a year, to notify IFSRA of the names of shareholders possessing qualifying holdings and the size of such holdings.

Transactions with Related Companies

Under the Insurance Acts and Regulations, prior to entering into any transaction of a material nature with a related company or companies (including, in particular, the provision of loans to and acceptance of loans from a related company or companies) Quanta Ireland, once authorized, must submit to IFSRA a draft of any contract or agreement which is to be entered into by Quanta Ireland in relation to the transaction. In addition to the above, there is a requirement that Quanta Ireland, once authorized, notify IFSRA on an annual basis of transactions with related companies in excess of 10,000 Euro.

Financial Requirements

Quanta Ireland, once authorized, will be required to maintain technical reserves calculated in accordance with the Insurance Acts and Regulations. Assets representing its technical reserves are required to cover Quanta Ireland's underwriting liabilities.

Quanta Ireland, once authorized, will be obligated to prepare annual accounts (comprising balance sheet, profit and loss account and notes) in accordance with the provisions of the European Communities (Insurance Undertakings: Accounts) Regulations, 1996. Such accounts must be filed with IFSRA and with the Registrar of Companies in Ireland.

Additionally, Quanta Ireland, once authorized, will be required to establish and maintain an adequate solvency margin and a minimum guarantee fund, both of which must be free from all foreseeable liabilities and not available for other purposes such as use as reserves. Currently, the solvency margin is calculated as the higher amount of a percentage of the annual amount of premiums (premiums basis) or the average burden of claims for the last three years (or seven years if Quanta Ireland, once authorized, writes any credit, storm, hail or frost insurance) (claims basis). If in any year, following its authorization, the solvency margin calculated for Quanta Ireland is lower than that for the previous year, the solvency margin will be the previous year's solvency margin multiplied by the ratio of technical reserves (net of reinsurance) at the end of the last financial year to technical reserves (net of reinsurance) at the beginning of the year. The ratio cannot be greater than one. As noted above with respect to the conditions that we expect will attach to Quanta Ireland 's authorization, once obtained, Quanta Ireland will be required to have a solvency margin significantly in excess of the prescribed minimum. IFSRA may revalue downward the assets eligible to constitute the solvency margin in certain circumstances.

The minimum guarantee fund is equal to one third of the solvency margin requirement as set out above, subject to a minimum. It is not an additional fund and is included in the solvency margin. Where an insurer is part of an insurance group, the solvency margin must be recalculated to eliminate any double counting of capital within the group. If Quanta Ireland writes any credit insurance it will be required to maintain a further reserve, known as an equalization reserve, in respect of that business. Quanta Ireland will be obliged to have a minimum paid up share capital of not less than 635,000 Euro which can form part of the solvency margin.

Investment Restrictions

The Insurance Acts and Regulations limit the categories of assets that may be used to represent technical reserves and the required solvency margin. They also impose asset diversification, localization and currency matching rules and limit the use of derivatives in relation to assets used to represent technical reserves.

The localization rules require that assets representing technical reserves in respect of EU risks be localized in the EU. The documents of title must be held in the EU and the assets themselves must comply with the tests for localization set out in the Insurance Acts and Regulations. The currency matching rules require that a proportion of the assets representing risks arising in any currency must be held in assets denominated or readily realizable in that currency.

Restrictions on Non-insurance Activities

Under the Insurance Acts and Regulations, Quanta Ireland, once authorized, will be required to limit its activities to the business of non-life insurance and operations arising directly from that business.

Books and Records

Quanta Ireland, once authorized, will be required to maintain proper records of its business at its registered office in Ireland.

IFSRA Guidelines

In addition to the Insurance Acts and Regulations, Quanta Ireland, once authorized, will be expected to comply with certain guidelines issued by IFSRA in July 2001. The following are the most relevant guidelines:

•	All insurers supervised by IFSRA are obliged to appoint a compliance officer, who must carry out the duties and functions set forth in the guidelines. The compliance officer may simultaneously hold other offices within the insurer.

•	All directors of insurers supervised by IFSRA are required to certify to IFSRA on an annual basis that the insurer has complied with all relevant legal and regulatory requirements throughout the year.

•	Every insurer must adopt an appropriate asset management policy having regard to its liabilities profile.

•	All insurers must formulate a clear and prudent policy on the use of derivatives for all purposes and, furthermore, have controls in place to ensure that the policy is implemented.

•	All non-life insurers are required to provide an annual actuarial opinion as to the adequacy of their reserves.

More recently, IFSRA issued proposed guidelines relating to the evaluation of the reinsurance cover of primary insurers and the security of their reinsurers. If these guidelines are adopted, Quanta Ireland, once authorized, will be required to comply with them. We anticipate that further guidelines will be issued by IFSRA from time to time in the future.

Withdrawal of Authorization

An insurer supervised by IFSRA may have its authorization revoked by IFSRA, if IFSRA is satisfied that the insurer:

•	has not used its authorization for the last 12 months, has expressly renounced its authorization or has ceased to carry on business covered by the authorization for more than six months;

•	has been convicted of certain offences under the Insurance Acts and Regulations;

•	no longer fulfils the conditions for authorization required by the Insurance Acts and Regulations;

•	has been unable to take measures contained in a restoration plan or finance scheme envisaged by the Insurance Acts and Regulations;

•	fails seriously in its obligations under the Insurance Acts and Regulations;

•	fails to comply with a requirement to produce certain documentation pursuant to an investigation; or

•	fails to comply with a direction from IFSRA as provided for in the Insurance Acts and Regulations.

IFSRA may also suspend an authorization in certain circumstances. If IFSRA revokes the authorization of an insurer, the right of that insurer to continue its activities in another EEA member state, whether by way of freedom of services or through a right of establishment of a branch, will immediately cease.

Approval of Directors and Managers

In addition to the restrictions set forth above, IFSRA must approve the appointment of any new directors or managers of Quanta Ireland, once authorized, including managers of Quanta U.K.

Supervision, Investigation and Intervention

The Insurance Acts and Regulations confer on IFSRA wide-ranging powers in relation to the supervision and investigation of insurers, including the following:

•	IFSRA has power to require an insurer to submit returns and documents to it in such form as may be prescribed by regulation and to require that they be attested by directors and officers of the insurer. IFSRA may also require that they be attested by independent professionals and that they be published. Additionally, IFSRA has a right to disclose any such returns or documents to the supervisory authorities of other EU Member States;

•	IFSRA may require information in relation to the insurer or any connected body;

•	IFSRA has power to direct that an investigation of an insurer's affairs be carried out in order to be satisfied that the insurer is complying or has the ability to continue to comply with its obligations under the Insurance Acts and Regulations. If necessary IFSRA may seek a High Court order prohibiting the free disposal of an insurer's assets;

•	In certain circumstances, including where IFSRA believes that an insurer may be unable to meet its liabilities or provide the required solvency margin, IFSRA may direct the insurer to take measures including: closing to new business, limiting its premium income, restricting its investments in certain assets, realizing assets, maintaining assets in Ireland and any further measures specified in the direction;

•	If IFSRA considers that policyholders' rights are threatened, it can require the insurer concerned to produce a financial recovery plan, covering the next three years and to maintain a higher solvency margin; IFSRA is prohibited from issuing a certificate that the insurer meets the required solvency margin while it believes that policyholders' rights are threatened;

•	If the solvency margin of the insurer falls below the minimum guarantee fund, IFSRA must require the insurer to submit a short-term finance scheme; and

•	IFSRA may confer wide ranging powers on "authorized officers" in relation to insurers for the purpose of the Insurance Acts and Regulations. These powers include permitting an authorized officer to search a premises and remove documents. An authorized officer may also be empowered to compel persons to provide information and documentation and to prepare a report on specified aspects of the business or activities of an insurer and other prescribed persons.

Auditors to an insurer have a statutory duty to report to IFSRA in certain circumstances.

Certain breaches of the Insurance Acts and Regulations may constitute criminal offences and render the persons found guilty of such offences liable to fines and/or imprisonment.

Certain other Irish Law Considerations

As a company that is incorporated, and that we expect will carry on business in Ireland, Quanta Ireland, is subject to the laws and regulations of Ireland. The Irish Companies Acts, 1963 to 2003 (the "Companies Acts") and the common law include the following restrictions that will apply to Quanta Ireland:

•	Irish law requires the directors of a company to act in good faith for the benefit of the company and for example, prohibits the gratuitous use of corporate assets for the benefit of directors and persons connected with them;

•	Irish company law applies capital maintenance rules. In particular, Quanta Ireland will be restricted to declaring dividends only out of "profits available for distribution." Profits available for distribution are a company's accumulated realized profits less its accumulated realized losses. Such profits may not include profits previously utilized either by distribution or capitalization and such losses do not include amounts previously written-off in a reduction or reorganization of capital;

•	Irish law restricts a company from entering into certain types of transactions with its directors and officers by either completely prohibiting such transactions or permitting them only subject to conditions;

•	Irish law restricts the giving of financial assistance by a company in connection with the purchase of its own shares or those of its holding company;

•	All Irish companies are obliged to file prescribed returns (including, in most cases, audited accounts) in the Companies Registration Office annually and on the happening of certain events such as the creation of new shares, a change in directors or the passing of certain shareholder resolutions;

•	A private limited company cannot offer shares or debentures to the public. Quanta Ireland is a private limited company;

•	A statutory body known as the Office of the Director of Corporate Enforcement (the "ODCE") has power to carry out investigations into the affairs of Irish companies in circumstances prescribed in the Companies Acts. The powers of the ODCE include the prosecution (both civil and criminal) of persons for suspected breaches of the Companies Acts; and

•	Certain civil and criminal sanctions exist for breaches of the Companies Acts.

Quanta Ireland is also required to comply with laws such as Irish Data Protection law.

U.K. Regulation

Under U.K. law, a company may only engage in insurance and/or reinsurance business if it is authorized to do so. We expect that Quanta Ireland, once authorized, will not be authorized to carry on insurance and/or reinsurance business in the United Kingdom but will be permitted to do so through a U.K. branch office if it complies with the conditions briefly described under the heading "— Ireland — Quanta Ireland — European Passport." We intend that this branch will be a source of business for Quanta Ireland.

U.S. Regulation

We are developing our U.S. business through Quanta Indemnity, a U.S. licensed insurance company that is licensed to write insurance and reinsurance in approximately 41 states, and by writing insurance on an excess and surplus lines basis in several states in the United States through Quanta Specialty Lines. All of the issued and outstanding stock of Quanta Specialty Lines and Quanta Indemnity is owned by Quanta U.S. Holdings.

Holding Company Acts

State insurance holding company system statutes and related regulations provide a regulatory apparatus that is designed to protect the financial condition of domestic insurers operating within a holding company system. All insurance holding company statutes require disclosure and, in some instances, prior approval of material transactions between the domestic insurer and an affiliate. These transactions typically include sales, purchases, exchanges, loans and extensions of credit, reinsurance agreements, service agreements, guarantees and investments between an insurance company and its affiliates, involving in the aggregate specified percentages of an insurance company's admitted assets or policyholders surplus, or dividends that exceed specified percentages of an insurance company's surplus or income.

The state insurance holding company system statutes may discourage potential acquisition proposals, such as other U.S. insurers whom we may wish to acquire, and may delay, deter or prevent a change of control of Quanta Holdings, Quanta U.S. Holdings, Quanta Indemnity or Quanta Specialty Lines including through transactions, and in particular unsolicited transactions, that we or our shareholders might consider to be desirable.

Before a person can acquire control of a domestic insurer or reinsurer, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner where the insurer is domiciled will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the closing of the acquisition of control. Generally, state statutes provide that "control" over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. Because a person acquiring ten percent or more of the common shares of Quanta Holdings' shares would indirectly acquire the same percentage of Quanta Specialty Lines' and Quanta Indemnity's common stock, the U.S. insurance change of control laws will likely apply to such a transaction.

Typically, the holding company statutes will also require each of our U.S. subsidiaries periodically to file information with state insurance regulatory authorities, including information concerning capital structure, ownership, financial condition and general business operations.

Regulation of Dividends and other Payments from Insurance Subsidiaries

The ability of a U.S. insurer to pay dividends or make other distributions is subject to insurance regulatory limitations of the insurance company's state of domicile. Generally, these laws require prior regulatory approval before an insurer may pay a dividend or make a distribution above a specified level. In many U.S. jurisdictions, including the State of Indiana where Quanta Specialty Lines is domiciled and the State of Colorado where Quanta Indemnity is domiciled, this level currently is set at the greater of (1) 10% of the insurer's statutory surplus as of the end of the last preceding calendar year or (2) levels of the insurer's net income for the prior calendar year. In addition, the laws of many U.S. jurisdictions require an insurer to report for informational purposes to the insurance commissioner of its state of domicile all declarations and proposed payments of dividends and other distributions to securityholders.

The dividend limitations imposed by the state laws are based on statutory financial results, determined by using statutory accounting practices which differ in certain respects from accounting principles used in financial statements prepared in conformity with U.S. GAAP. The significant differences relate to treatment of deferred acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions and surplus notes. In connection with the acquisition of a U.S. insurer, insurance regulators in the United States often impose, as a condition to the approval of the acquisition, additional restrictions on the ability of the U.S. insurer to pay dividends or make other distributions. These restrictions generally prohibit the U.S. insurer from paying dividends or making other distributions for a number of years without prior enhanced regulatory approval.

Insurance Regulatory Information System Ratios

The Insurance Regulatory Information System ("IRIS") of the National Association of Insurance Commissioners ("NAIC") was developed by a committee of state insurance regulators and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 11 industry ratios and specifies "usual values" for each ratio. Departure from the usual values of the ratios can lead to inquiries from individual state insurance commissioners regarding different aspects of an insurer's business. Insurers that report four or more unusual values are generally targeted for regulatory review.

Accreditation

The NAIC has instituted its Financial Regulatory Accreditation Standards Program ("FRASP") in response to federal initiatives to regulate the business of insurance. FRASP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRASP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce these laws and regulations in order to become an "accredited" state. Accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in an unaccredited state.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, the NAIC adopted in December 1993 a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. These risk-based capital requirements are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers:

•	underwriting, which encompasses the risk of adverse loss developments and inadequate pricing;

•	declines in asset values arising from credit risk; and

•	declines in asset values arising from investment risks.

Insurers having less statutory surplus than required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. Equity investments in common stock typically are valued at 85% of their market value under the risk-based capital guidelines.

Under the approved formula, an insurer's statutory surplus is compared to its risk-based capital requirement. If this ratio is above a minimum threshold, no company or regulatory action is necessary. Below this threshold are four distinct action levels at which a regulator can intervene with increasing degrees of authority over an insurer as the ratio of surplus to risk-based capital requirement decreases. The four action levels include:

•	insurer is required to submit a plan for corrective action,

•	insurer is subject to examination, analysis and specific corrective action,

•	regulators may place insurer under regulatory control, and

•	regulators are required to place insurer under regulatory control.

Guaranty Funds and Assigned Risk Plans

Most states require all admitted insurance companies to participate in their respective guaranty funds that cover various claims against insolvent insurers. Solvent insurers licensed in these states are required to cover the losses paid on behalf of insolvent insurers by the guaranty funds and are generally subject to annual assessments in the state by its guaranty fund to cover these losses. Some states also require licensed insurance companies to participate in assigned risk plans which provide coverage for automobile insurance and other lines for insureds which, for various reasons, cannot otherwise obtain insurance in the open market. This participation may take the form of reinsuring a portion of a pool of policies or the direct issuance of policies to insureds. The calculation of an insurer's participation in these plans is usually based on the amount of premium for that type of coverage that was written by the insurer on a voluntary basis in a prior year. Participation in assigned risk pools tends to produce losses which result in assessments to insurers writing the same lines on a voluntary basis.

Credit for Reinsurance

Licensed reinsurers in the United States are subject to insurance regulation and supervision that is similar to the regulation of licensed primary insurers. However, the terms and conditions of reinsurance agreements generally are not subject to regulation by any governmental authority with respect to rates or policy terms. This contrasts with primary insurance policies and agreements, the rates and terms of which generally are regulated by state insurance regulators. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances:

•	if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	if the reinsurer is an "accredited" or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets financial requirements; or

•	if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are secured appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.

As a result of the requirements relating to the provision of credit for reinsurance, Quanta Bermuda and Quanta U.S. Re, are, and Quanta Ireland and Quanta U.K., once authorized, will be, indirectly subject to some regulatory requirements imposed by jurisdictions in which ceding companies are licensed. Because we anticipate that neither Quanta Bermuda, Quanta U.S. Re, Quanta Ireland nor Quanta U.K. will be licensed, accredited or otherwise approved by or domiciled in any state in the United States, primary insurers may only be willing to cede business to Quanta Bermuda, Quanta U.S. Re, Quanta Ireland or Quanta U.K., if we provide adequate security to allow the primary insurer to take credit on its balance sheet for the reinsurance it purchases. We will only be able to provide adequate security, typically through the posting of a letter of credit or deposit of assets into a trust fund for the benefit of the primary insurer, if we have in place a letter of credit facility or are otherwise able to provide necessary security. While we intend for us or one or more of our operating subsidiaries to enter into a secured facility with a syndicate of lenders that provides for, among other things, the issuance of letters of credit, we do not yet have a letter of credit facility or any commitment from a lender to provide that facility. We cannot assure you that we will be able to obtain a credit facility on terms acceptable to us. If we fail to obtain an adequate letter of credit facility, and are unable to otherwise provide the necessary security, insurance companies may be less willing to purchase our reinsurance products than if we had a letter of credit facility. If this is the case, there may be a material adverse effect on our results of operations.

Statutory Accounting Principles

Statutory accounting principles, or SAP, is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer's surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

U.S. GAAP is concerned with a company's solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, U.S. GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with U.S. GAAP as opposed to SAP.

Statutory accounting practices established by the NAIC and adopted, in part, by State Insurance Departments, will determine, among other things, the amount of statutory surplus and statutory net income of our U.S. insurance subsidiaries, which will affect, in part, the amount of funds they have available to pay dividends to us.

Operations of Quanta Bermuda, Quanta U.S. Re, Quanta Ireland and Quanta U.K.

Quanta Bermuda and Quanta U.S. Re are not, and Quanta Ireland and Quanta U.K., once authorized, will not be, admitted to do business in the United States. The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by non-domestic insurers and reinsurers that are not admitted to do business within such jurisdictions. We do not intend to allow Quanta Bermuda, Quanta U.S. Re, Quanta Ireland and Quanta U.K. to maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction without a license, unless they can do so subject to an exemption from the licensing requirement or as an approved or accredited surplus lines insurer. We intend to operate Quanta Ireland, once authorized, Quanta U.K., once established, and Quanta Bermuda and Quanta U.S. Re in compliance with the U.S. state and federal laws; however, it is possible that a U.S. regulatory agency may raise inquiries or challenges to these subsidiaries' insurance and reinsurance activities in the future.

Federal Regulation

Although state regulation is the dominant form of regulation for insurance and reinsurance business, the federal government has shown increasing concern over the adequacy of the state regulation. It is not possible to predict the future impact of any potential federal regulations or other possible laws or regulations on our U.S. subsidiaries' capital and operations, and the enactment of such laws or the adoption of such regulations could materially adversely affect our business.

The Gramm Leach Bailey Act ("GLBA") which made fundamental changes in the regulation of the financial services industry in the United States was enacted on November 12, 1999. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a "financial holding company." Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities, that are "financial" in nature or "incidental" or "complementary" to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities.

Until the passage of the GLBA, the Glass-Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may affect our U.S. subsidiaries' product lines by substantially increasing the number, size and financial strength of potential competitors.

In response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001, the Terrorism Risk Insurance Act of 2002, or TRIA, was enacted to ensure the availability of insurance coverage for terrorist acts in the United States. TRIA generally requires U.S. insurers, including Quanta Indemnity and Quanta Specialty Lines, to make coverage for certified acts of terrorism available to their commercial property and casualty policyholders, at the same limits and terms as are available for other coverages. Exclusions or sub-limited coverage for certified acts of terrorism may be established but solely at the discretion of the insured. TRIA also establishes a $100 billion federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to certified acts of terrorism.

A certified act of terrorism is defined by TRIA as an act of terrorism, resulting in aggregate losses greater than $5 million, that is violent or dangerous to human life, property or infrastructure, resulting in damage within the United States or its territories and possessions, or outside the United States in the case of a U.S. flagged vessel, air carrier or mission, committed by an individual or individuals acting on behalf of any foreign person or foreign interest in an effort to coerce the U.S. civilian population or influence the policy of or affect the U.S. government's conduct by coercion. We are currently unable to predict the extent to which TRIA may affect the demand for the products of our insurance company affiliates, or the risks that may be available for them to consider underwriting. The extent to which coverage for acts of terrorism will be offered by the insurance and reinsurance markets in the future is uncertain.

Legislative and Regulatory Proposals

From time to time, various regulatory and legislative changes have been proposed in the insurance and reinsurance industry. These proposals have included the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers. Federal legislation is also being discussed that would require all states to adopt uniform standards relating to the regulation of products, licensing, rates and market conduct. We are unable to predict whether any of these or other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

MANAGEMENT

The following table sets forth certain information regarding our executive officers and directors.

Name	Age	Title
Tobey J. Russ	46	Chairman of the Board, President and Chief Executive Officer
Michael J. Murphy	53	Deputy Chairman of the Board and Chief Operating Officer
Nigel W. Morris	45	Director
W. Russell Ramsey	44	Director
James J. Ritchie	49	Director
Wallace L. Timmeny	66	Director
John S. Brittain, Jr.	45	Chief Financial Officer
Gary G. Wang	40	Chief Risk Officer

Tobey J. Russ — Chairman, President and Chief Executive Officer.    Mr. Russ was appointed as our Chairman of the Board, President and Chief Executive Officer in 2003. Mr. Russ has 23 years of experience in the property and casualty insurance industry. From 2000 to June 27, 2003, Mr. Russ served as president and chief executive officer and a director of CFS. Prior to joining CFS, he served from 1995 to 2000 in various capacities at AIG, including senior vice president – international risk management responsible for international commercial property and casualty and specialty lines underwriting and as president, AIG risk finance, a structured insurance division of AIG Domestic Insurance Group. Before joining AIG, Mr. Russ spent 14 years in various line and management positions at Arkwright Mutual Insurance Company including four years as President, Arkwright Risk Solutions

Michael J. Murphy — Deputy Chairman and Chief Operating Officer.    Mr. Murphy was appointed as our Deputy Chairman of the Board and Chief Operating Officer in 2003. From January 2001 to June 27, 2003, Mr. Murphy served as executive vice president of CFS where he was responsible for Chubb's environmental solutions business. Mr. Murphy was also the chairman of the board of directors and co-founder of ESC. He has over 25 years of experience in risk analysis and has played an active role in the development of environmental policy and technical risk assessment procedures for the environmental insurance industry. Prior to co-founding ESC, he was the chief operating officer of Risk Science International, a corporate division of Frank B. Hall & Co. Mr. Murphy was formerly appointed to the World Health Organization's Expert Advisory Consultation of Environmental Risk Management and testified on waste policy issues before the House of Lords Conference to assist in establishing U.K. waste policy.

Nigel W. Morris — Director.    Mr. Morris is the President of Ffestiniog Company LLC. Until April 2004, he was the Vice Chairman of the Board of Directors of Capital One Financial Corporation ("Capital One") which he co-founded in 1995. From 1995 until May 2003, Mr. Morris was the President and Chief Operating Officer of Capital One. Mr. Morris has been named, among other honors, "Entrepreneur of the Year" in July 1999 by the London School of Business and has served the State of Virginia at the request of Virginia Governor Mark Warner as Vice Chairman of Virginia's Commission on Efficiency and Effectiveness in 2002, as a member of the Governor's Counsel on Virginia's Future in 2003. He is currently a member of the governing body of the London School of Business and serves on the board of directors of The Economist.

W. Russell Ramsey — Director.    In May 2001, Mr. Ramsey founded the BEM Capital Management group of companies. He currently serves as chairman and chief executive officer of BEM Capital Management LLC, the parent limited liability company of the group. Mr. Ramsey is a co-founder of Friedman, Billings, Ramsey Group, Inc., a national investment bank and the parent of the initial purchaser in the Private Offering. Mr. Ramsey has been a director of Friedman, Billings, Ramsey Group, Inc. since its inception in 1989. Further, Mr. Ramsey served as president and secretary of Friedman, Billings, Ramsey Group, Inc. from 1989 to 1999 and served as its president and co-chief executive officer from 1999 to December 2001. Mr. Ramsey currently also serves on the board of directors of George Washington University and on the advisory council of National Geographic Society.

James J. Ritchie — Director.    Mr. Ritchie has over 26 years of experience in the insurance and financial services industries, particularly in the U.S. and international insurance and reinsurance industries. From February 2001 until May 2003, he served as managing director and chief financial officer of White Mountains Insurance Group, Ltd.'s OneBeacon Insurance Company and served as a group chief financial officer for White Mountains Insurance Group, Ltd. From December 2000 until February 2001, Mr. Ritchie was a consultant for White Mountains Insurance Group, Ltd. From 1986 until 2000, Mr. Ritchie held various positions with CIGNA Corporation including chief financial officer of the company's international division and head of its internal audit division. Prior to Mr. Ritchie's insurance career, from 1977 until 1986, he served in the audit group at Price Waterhouse, including as a senior audit manager. Mr. Ritchie is also a member of the board of directors and chairman of the audit committee of Ceres Group, Inc., a public company and is a certified public accountant and participates in various industry groups, including Financial Executives International, the National Association of Corporate Directors, the American Institute of Certified Public Accountants and the Institute of Internal Auditors.

Wallace L. Timmeny — Director.    Mr. Timmeny is a partner in the Washington, D.C. office of Dechert LLP, a law firm, which he joined in 1996. Mr. Timmeny is a past chairman of the Executive Council of the Securities Law Committee of the Federal Bar Association. Mr. Timmeny has served as an adjunct professor at American University School of Law, George Mason University School of Law and Georgetown University School of Law. From 1965 to 1979, Mr. Timmeny was an attorney with the SEC and ultimately the deputy director of the Division of Enforcement of the SEC. Mr. Timmeny also serves as a director of Friedman, Billings, Ramsey Group, Inc., a position he has held since December 29, 1997.

John S. Brittain, Jr. — Chief Financial Officer.    Mr. Brittain was appointed our Chief Financial Officer on January 12, 2004. From March 2002 until September 2003, Mr. Brittain served as Executive Vice President and Chief Financial Officer of American Management Systems, Inc. Prior to AMS, he was with Nextel Communications, Inc. where he acted as Chief Financial Officer during 2000 and 2001 and served as Vice President and Treasurer from 1999 to 2002. From 1994 through 1998, he served as Senior Vice President and Treasurer of Sotheby's Holdings, Inc. Mr. Brittain commenced his career in banking as a corporate officer of JPMorgan Chase.

Gary G. Wang — Chief Risk Officer.    Mr. Wang was appointed our Chief Risk Officer in September 2003. Prior to joining us, Mr. Wang served as senior vice president and director of research at CFS since December 2002. He has nine years of experience in the financial services industry, including service as head of Asia Risk Finance of Barclays Capital Asia from February 1998 to May 2000, senior derivatives trader of Barclays Capital New York from May 1996 to February 1998 and senior quantitative analyst at Wells Fargo Bank from January 1994 to May 1996. He is a co-founder of China Network International, a telecom services company in China. He also serves as a director of China Broadband Net Ltd., Capital Financial Co. Ltd. and Red Lion Capital Management Ltd., all of which are privately held companies.

Executive Compensation and Incentive Program

The following table sets forth certain compensation information for our Chief Executive Officer and four additional highly compensated executive officers (the "Named Executive Officers") for the year ended December 31, 2003:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation				Long-Term Compensation
					Awards
	Fiscal Year(1)	Salary ($)	Bonus ($)		Securities Underlying Options/SARs(#)
Tobey J. Russ Chairman of the Board, President and Chief Executive Officer	2003	250,000	250,000		649,830
Michael J. Murphy Deputy Chairman of the Board and Chief Operating Officer	2003	200,000	200,000		565,070
Kevin J. McHugh Interim President of U.S. Insurance(2)	2003	212,244	—		25,000 (3)
Gary G. Wang Chief Risk Officer	2003	116,667	320,833	(4)	20,000

(1)	No compensation was paid to the Named Executive Officers prior to the closing of the Private Offering on September 3, 2003.

(2)	Kevin J. McHugh was appointed Interim President of U.S. Insurance on September 12, 2003 and served until his resignation on March 31, 2004. We are presently conducting a search for a permanent President of U.S. Insurance to replace Mr. McHugh.

(3)	These options were not vested at the time of Mr. McHugh's resignation on March 31, 2004 and, as a result, have been forfeited.

(4)	Includes a sign-on bonus of $58,333 paid to Mr. Wang at the commencement of his employment in September 2003.

Option Grants

The following table sets forth certain information concerning individual grants of stock options made during the last completed fiscal year to each of the Named Executive Officers:

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Option/SARs Granted (#)		Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise of Base Price ($/sh)	Expiration Date
						5% ($)	10% ($)
Tobey J. Russ Chairman of the Board, President and Chief Executive Officer	649,830		24.1%	10.00	09/03/2013	4,086,746	10,356,617
Michael J. Murphy Deputy Chairman of the Board and Chief Operating Officer	565,070		21.0%	10.00	09/03/2013	3,553,695	9,005,761
Kevin J. McHugh Interim President of U.S. Insurance(1)	25,000	(2)	0.01%	10.00	09/03/2013	157,224	398,436
Gary G. Wang Chief Risk Officer	20,000		0.01%	10.00	09/03/2013	125,779	318,748

(1)	Kevin J. McHugh was appointed Interim President of U.S. Insurance on September 12, 2003 and served until his resignation on March 31, 2004.

(2)	These options were not vested at the time of Mr. McHugh's resignation on March 31, 2004 and, as a result, have been forfeited.

Board of Directors

Pursuant to our bye-laws, the number of directors on our board is currently fixed at seven. Six directors are presently serving on our board, three of whom are independent as that term is defined by The Nasdaq National Market, Inc. We intend to appoint the remaining director who will be independent to fill the vacancy. All of our directors were appointed in 2003 and serve for a term of one year and stand for election at our annual shareholders meeting.

Board Committees

Our board of directors has established three committees entirely comprised of independent directors.

Audit Committee

Our board of directors has established an audit committee. The audit committee assists our board of directors and our management to ensure that we consistently act with integrity and accuracy in financial reporting. The audit committee's responsibilities include:

•	selecting and reviewing our independent auditors and their services;

•	reviewing and discussing with appropriate members of our management our audited financial statements, related accounting and auditing principles, practices and disclosures;

•	reviewing and discussing our quarterly financial statements prior to the filing of those quarterly financial statements;

•	establishing procedures for the receipt of, and response to, any complaints received by us regarding accounting, internal accounting controls, or auditing matters, including anonymous submissions by employees;

•	reviewing the accounting principles and auditing practices and procedures to be used for our financial statements and reviewing the results of those audits; and

•	monitoring the adequacy of our operating and internal controls as reported by management and the independent or internal auditors.

James J. Ritchie is the chairman of our audit committee, and the other members of our audit committee are Nigel W. Morris and Wallace L. Timmeny.

Compensation Committee

Our board of directors has established a compensation committee. The compensation committee's responsibilities include:

•	establishing and reviewing the overall corporate policies, goals and objectives for the compensation of our chief executive officer and other executive officers, including a review of the relationship of executive compensation to corporate performance and relative shareholder return, compensation at comparable companies, past years compensation to our executives, and other relevant factors;

•	evaluating the performance of our chief executive officer and other executive officers in light of the corporate goals and objectives and, based on that evaluation, determining the compensation of the chief executive officer and other executives officers, including individual elements of salary, bonus, supplemental retirement, incentive and equity compensation, in light of the corporate goals and the performance evaluation; and

•	making recommendations to our board of directors regarding the salaries, benefits and other compensation of our non-employee directors, committee chairpersons, and committee members.

Nigel W. Morris is the chairman of our compensation committee, and the other members are James J. Ritchie and Wallace L. Timmeny.

Governance and Nominating Committee

Our board of directors has established a governance and nominating committee. The governance and nominating committee is responsible for assisting the board of directors by identifying the individuals qualified to serve on our board of directors and to recommend to the board the nominees for election by shareholders at each annual meeting of shareholders, to recommend to the board, director nominees for each committee of the board, to develop, recommend to the board, and assess corporate governance policies for the company, and to lead the board in its annual review of the board's performance. The governance and nominating committee's responsibilities include:

•	assessing, developing and communicating with the board concerning the appropriate criteria for nominating and appointing directors;

•	actively seeking individuals qualified to become board members for recommendation to the board;

•	if and when requested by the board, identifying and recommending to the board the appointees to be selected by the board for service on the committees of the board;

•	having sole authority to retain and terminate any search firm used to identify director candidates and having sole authority to approve the search firm's fees and other retention terms;

•	developing, assessing and recommending to the board of corporate governance policies, including our code of business conduct,

•	reviewing, on behalf of the board, of the charter of each committee of the board and making recommendations to the relevant committees with respect to these charters and to the board in connection with the board's action relating to these charters;

•	receiving comments from all directors and report its assessment of the board's performance annually to the board to be discussed with the full board following the end of each fiscal year;

•	reviewing and assessing the management succession plan for the chief executive officer position and other members of executive management and the annual review of its assessment of those plans with the board;

•	reviewing written communications from shareholders concerning our annual general meeting and governance process and making recommendations to the board with respect to these communications;

•	reviewing requests from directors and executive officers for waivers from our code of conduct, making recommendations to the board concerning those requests or granting such requests on behalf of the board, if appropriate, and reviewing any required disclosures relating to those waivers;

•	monitoring and reviewing with management our strategies; and

•	overseeing of the director orientation program to familiarize new directors with our business, governance practices and industry trends.

Wallace L. Timmeny is the chairman of our corporate governance and nominating committee, and the other members are Nigel W. Morris and James J. Ritchie.

Non-Employee Director Compensation

We reimburse all non-employee directors for expenses incurred to attend meetings of our board of directors or committees, and we pay each non-employee director a $1,500 fee for each board and committee meeting attended. In addition, we pay each non-employee director annual cash compensation of $30,000 unless these directors elect to receive shares as provided by our 2003 long term incentive plan described below. We also pay the chairperson of our audit committee annual cash compensation of $15,000 and all other committee chairpersons annual cash compensation of $10,000. Each non-employee director received options to purchase 25,000 shares with an exercise price of $10.00 per share upon the closing of the Private Offering. The terms and conditions of these stock options are governed by the 2003 long term incentive plan described below.

Employment Agreements

The following information summarizes the employment agreements for Tobey J. Russ, our chairman, president and chief executive officer, Michael J. Murphy, our deputy chairman and chief operating officer, John S. Brittain, Jr., our chief financial officer, and Gary G. Wang, our chief risk officer.

Tobey J. Russ.    Under Mr. Russ' employment agreement, Mr. Russ has agreed to continue to serve as our president and chief executive officer. The term of Mr. Russ' employment agreement continues until September 3, 2008 and will be automatically renewed for additional one-year terms unless notice of termination of Mr. Russ' employment is provided by us or Mr. Russ at least 90 days prior to the end of the term. Mr. Russ receives an annual base salary of $750,000 and is eligible to receive an annual incentive bonus of 100% of his base salary based upon the achievement of specified targets to be determined by the compensation committee of our board of directors. Mr. Russ was also granted stock options to purchase 649,830 shares as an inducement to accept this position and as a performance incentive. In any year during the term of his employment agreement, Mr. Russ will be entitled to receive not less than the largest award of restricted shares and stock options granted to any continuing member of management provided that Mr. Russ will not be entitled to receive any grants of restricted shares until December 31, 2005.

If the employment agreement is terminated by Mr. Russ for good reason, as defined in the employment agreement, or by us not for cause, as defined in the agreement, we will pay Mr. Russ the prorated portion of his bonus for the year in which he is terminated, an amount equal to two times the sum of his base salary and the target bonus and his options and restricted stock will vest on the date of such termination. In the event that payments made to Mr. Russ are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, Mr. Russ is entitled to receive a gross-up payment equal to the sum of the excise tax and any income and excise tax on the gross-up payment, plus any additional taxes thereon. If the agreement is terminated for cause or due to Mr. Russ' resignation or termination of his employment other than for good reason, he shall be entitled to receive his base salary through the date of his termination. Mr. Russ is also subject to non-competition and non-solicitation provisions for a period of one year after termination of the employment agreement subject to certain exceptions, as well as ongoing confidentiality and non-disparagement requirements.

Cause, good reason and change of control are defined as follows:

•	Cause includes theft or embezzlement, conviction of any felony or any misdemeanor involving moral turpitude, willful or prolonged absence from work (other than due to disability or physical or mental illness), willful failure or refusal to perform his duties and responsibilities, continued and habitual use of alcohol, use of illegal drugs, material breach of any of the provisions contained in the employment agreement, in most instances unless corrected within 30 days after his being given written notice.

•	Good reason includes material diminution of Mr. Russ' duties or responsibilities, his not being elected or reelected to the board of directors or the requirement that he report to anyone other than our board of directors, the occurrence of a change of control, any material breach by us of the agreement, any reduction of Mr. Russ' base salary or our giving of written notice of our intention not to extend the agreement in accordance with its term.

•	A change of control occurs:

•	if any person (within the meaning of the Exchange Act, other than a permitted person (as defined in the agreement), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of voting securities (as defined in the agreement) representing 40% or more of the total voting power of all the then outstanding voting securities; or

•	the individuals who, as of the date of the employment agreement, constitute our board of directors together with those who become directors subsequent to such date and whose recommendation, election or nomination for election to our board of directors was approved by a vote of at least a majority of the directors then still in office who either were directors as of such date or whose recommendation, election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the Board; or

•	the consummation of a merger, consolidation, recapitalization, liquidation, sale or disposition by us of all or substantially all of our assets, or our reorganization, other than any such transaction which would (x) result in at least 60% of the total voting power represented by the voting securities of the surviving entity or, in the case of an asset sale, the successor entity, outstanding immediately after such transaction being beneficially owned, directly or indirectly, by our shareholders immediately preceding the transaction and (y) not otherwise be deemed a change in control under the agreement; or

•	the board of directors adopts a resolution to the effect that, for purposes of the employment agreement, a change in control has occurred.

For purposes of the definition of change of control, "permitted persons" means Quanta Holdings, any related party; or any group (as defined in Rule 13d-3 under the Exchange Act) composed of any or all of the foregoing; "related party" means one or our majority-owned subsidiaries; a trustee or other fiduciary holding securities under our employee benefit plan or one of our majority-owned subsidiaries; or a corporation owned directly or indirectly by our shareholders in substantially the same proportion as their ownership of voting securities. "Voting security" means any of our securities carrying the right to vote generally in the election of directors.

Michael J. Murphy.    Under Mr. Murphy's employment agreement, Mr. Murphy has agreed to continue to serve as chief operating officer and deputy chairman of our board of directors. The term of Mr. Murphy's employment agreement continues until September 3, 2008 and will be automatically renewed for additional one-year terms unless notice of termination of Mr. Murphy's employment is provided by us or Mr. Murphy at least 90 days prior to the end of the term. Mr. Murphy receives an annual base salary of $600,000 and is eligible to receive an annual incentive bonus of 100% of his base salary based upon the achievement of specified targets to be determined by the compensation committee of our board of directors. Mr. Murphy was also granted stock options to purchase 565,070 shares as an inducement to accept this position and as a performance incentive. Mr. Murphy will not be entitled to receive any grants of restricted shares until December 31, 2005.

If the employment agreement is terminated by Mr. Murphy for good reason, as defined in the employment agreement, or by us not for cause, as defined in the agreement, we will pay Mr. Murphy the prorated portion of his bonus for the year in which he is terminated, an amount equal to two times the sum of his base salary and the target bonus and his options and restricted stock will vest on the date of such termination. In the event that payments made to Mr. Murphy are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, Mr. Murphy is entitled to receive a gross-up payment equal to the sum of the excise tax and any income and excise tax on the gross-up payment, plus any additional taxes thereon. If the agreement is terminated for cause or due to Mr. Murphy's resignation or leaving of his employment other than for good reason, he shall be entitled to receive his base salary through the date of his termination. Mr. Murphy is also subject to non-competition and non-solicitation provisions for a period of one year after termination of the employment agreement subject to certain exceptions, as well as ongoing confidentiality and non-disparagement requirements. Cause, good reason and change of control are defined as described above.

John S. Brittain, Jr.    Under Mr. Brittain's employment agreement, Mr. Brittain has agreed to serve as our chief financial officer. Mr. Brittain receives an annual base salary of $375,000 and is eligible to receive an annual incentive bonus of up to 100% of his base salary. Under the terms of his agreement, Mr. Brittain also received a sign-on bonus of $50,000, and has been granted stock options to purchase 100,000 shares.

If Mr. Brittain's agreement is terminated by us within the first twenty-four months of his employment for reasons other than cause, we must pay Mr. Brittain the greater of six months' severance or severance equal to the number of months remaining between his termination of employment date and the second anniversary of the day he began employment with us. Our agreement with Mr. Brittain does not require us to employ him over a fixed term. Additionally, Mr. Brittain presently does not have a non-competition or non-solicitation agreement with us. Therefore, he may voluntarily terminate his employment with us at any time and is not restricted from seeking employment with our competitors or others who may seek his expertise.

Gary G. Wang.    Under Mr. Wang's employment agreement, Mr. Wang has agreed to serve as our chief risk officer. Mr. Wang receives an annual base salary of $350,000 and is eligible to receive an annual incentive bonus at a target level of 50% of his base salary with the amount awarded being subject to our profitability and his performance. In accordance with the terms of his agreement, Mr. Wang was granted stock options to purchase 20,000 shares on September 3, 2003. Our agreement with Mr. Wang does not require us to employ him over a fixed term. Additionally, Mr. Wang presently does not have a non-competition or non-solicitation agreement with us. Therefore, he may voluntarily terminate his employment with us at any time and is not restricted from seeking employment with our competitors or others who may seek his expertise.

2003 Long Term Incentive Plan

Our shareholders and our board approved our 2003 long term incentive plan in July 2003. The plan is intended to advance our interests and those of our shareholders by providing a means to attract, retain and motivate employees and directors upon whose judgment, initiative and efforts and our continued success, growth and development is dependent. The compensation committee of our board of directors will administer the plan and make all decisions with respect to the plan. The compensation committee will be composed solely of independent directors. The persons eligible to receive awards under the plan include our directors, officers, employees and consultants and those of our affiliated entities.

The 2003 plan provides for the grant to eligible employees, directors and consultants of stock options, stock appreciation rights, restricted shares, restricted share units, performance awards, dividend equivalents and other share-based awards. The 2003 Plan also provides our directors with the opportunity to receive their annual retainer fee for board of director service in shares.

The compensation committee will select the recipients of awards granted under the plan and will determine the dates, amounts, exercise prices, vesting periods and other relevant terms of the awards. The maximum number of shares reserved for issuance under the plan will be 5,850,000, but the maximum number of shares with respect to which options and stock appreciation rights may be granted during a calendar year to any eligible employee will be 700,000 shares and with respect to performance awards, restricted shares and restricted share units intended to qualify as performance-based compensation within the meaning of Section 162(m)(4)(C) of the Internal Revenue Code will be the equivalent of 250,000 shares during a calendar year to any eligible employee.

We have granted the following options to purchase shares:

•	options granted to Messrs. Russ, Murphy, and Brittain in an aggregate amount equal to 1,314,900; and

•	options to purchase approximately 1,563,500 shares granted to directors and other employees.

The compensation committee will determine the pricing of awards granted under the plan as of the date the award is granted. The compensation committee will determine the vesting schedule of awards granted under the plan. Recipients of awards may exercise awards at any time after they vest and before they expire, except that no awards may be exercised after ten years from the date of grant. Awards are generally not transferable by the recipient during the recipient's life. Awards granted under the plan will be evidenced by either an agreement that is signed by us and the recipient or a confirming memorandum issued by us to the recipient setting forth the terms and conditions of the awards. Award recipients and beneficiaries of award recipients have no right, title or interest in or to any shares subject to any award or to any rights as a shareholder, unless and until shares are actually issued to the recipient.

The plan will not affect any other incentive compensation plan we adopt and will not preclude us from establishing any other incentive compensation plans for our directors, officers, employees or consultants.

The plan will terminate after ten years from the date of its initial adoption by our board of directors.

Annual Variable Cash Compensation Plan

We have adopted an Annual Variable Cash Compensation Plan that is available to our employees generally, including our executive officers, that we believe will allow us to attract and retain employees by providing them with cash rewards in the form of additional compensation for their contributions to the operating profits and earning power of our business. For most employees, rewards paid under this plan will be highly dependent on performance measured at an individual and business unit level. In general, rewards will be funded by a sharing of profit in excess of a minimum return on capital to shareholders. Profit will be measured in terms of the estimated net present value of after-tax profit from business written in each year. Reward will be paid out in four annual installments and deferred balances will be subject to adjustments to the extent that the initial estimate of policy year profit deviates from actual returns and will earn interest. Employees who voluntarily end their employment or are involuntarily terminated will forfeit unpaid reward under the plan. In the event of a change of control, each employee will be paid his or her allocable share of the award pool unless the successor company determines to continue the plan through the end of our fiscal year. In the event an employee's employment terminates within 12 months following a change of control other than for cause, the employee will be fully vested in all incentive awards allocated but unpaid as of his or her termination date and will be paid 100% of the net present value of his or her account within 90 days of his or her termination. A change of control for purposes of the plan is defined generally as (1) the purchase by any person or group of persons of 40% or more of the combined voting power of the outstanding voting stock of our company, (2) approval by our board of directors of a reorganization, merger, consolidation, liquidation or dissolution, in each case, with respect to which persons who were shareholders of our company immediately prior to such reorganization, merger, consolidation, liquidation or dissolutions do not, immediately thereafter, own more than 51% of the combined voting power of the outstanding voting stock of our company, liquidation or dissolution or (3) the sale of 50% or more of our company's assets.

Compensation Committee Interlocks and Insider Participation

Our independent directors are, and we expect they will continue to be, the only members of our compensation committee. None of our directors or executive officers has a relationship with us or any other company that the SEC defines as a compensation committee interlock or insider participation that should be disclosed to shareholders.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports filed with the SEC which may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Woolworth Building, 233 Broadway New York, New York. Copies of all or any part of our filings may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Website Access to our Periodic SEC Reports

The Internet address of our corporate website is www.quantaholdings.com. We make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% shareholders (on Forms 3, 4 and 5) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. The information on our website is not a part of this annual report.

INDEX TO FINANCIAL STATEMENTS

QUANTA CAPITAL HOLDINGS LTD

Report of Independent Auditors

To the Board of Directors and Shareholders of
Quanta Capital Holdings Ltd.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Quanta Capital Holdings Ltd. and its subsidiaries (the "Company") as of December 31, 2003, and the results of their operations and their cash flows for the period from May 23, 2003 (date of incorporation) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 31, 2004

QUANTA CAPITAL HOLDINGS LTD.
CONSOLIDATED BALANCE SHEET

As of December 31, 2003

(Expressed in thousands of U.S. dollars except for share and per share amounts)

Assets
Investments:
Fixed maturities at fair value (amortized cost: $386,482)	$387,966
Short-term investments at fair value (amortized cost: $79,070).	79,070
Total investments	467,036
Cash and cash equivalents	36,694
Restricted cash and cash equivalents	10,557
Accrued investment income	2,995
Premiums receivable	10,961
Losses and loss adjustment expenses recoverable	3,263
Other accounts receivable	8,957
Deferred acquisition costs	6,616
Deferred reinsurance premiums	1,925
Prepaid expenses	1,914
Property and equipment, net of accumulated depreciation of $185	1,117
Goodwill	7,778
Intangible assets	13,573
Other assets	375
Total assets	$573,761
Liabilities
Reserve for losses and loss adjustment expenses	$4,454
Unearned premiums	20,044
Environmental liabilities assumed	7,018
Reinsurance balances payable	334
Accounts payable	4,975
Net payable for investments purchased	34,766
Accrued expenses	12,634
Deferred income	1,359
Deferred income tax liability, net	102
Other liabilities	592
Total liabilities	$86,278
Commitments and contingencies (Note 8)
Shareholders' equity
Preferred shares, $0.01 par value; 25,000,000 shares authorized; none issued and outstanding	$—
Common shares, $0.01 par value; 200,000,000 shares authorized; 56,798,218 issued and outstanding	568
Additional paid-in capital	524,235
Accumulated deficit	(38,477)
Accumulated other comprehensive income	1,157
Total shareholders' equity	$487,483
Total liabilities and shareholders' equity	$573,761

The accompanying notes are an integral part of these consolidated financial statements

QUANTA CAPITAL HOLDINGS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

For the period from May 23, 2003 (date of incorporation) to December 31, 2003

(Expressed in thousands of US dollars except for share and per share amounts)

Revenues
Net premiums earned	$1,940
Consulting revenues	11,680
Net investment income	2,290
Net realized gains on investments	109
Other income	126
Total revenues	16,145
Expenses
Net losses and loss expenses incurred	1,191
Acquisition expenses	164
Direct consulting costs	8,637
General and administrative expenses (including non-cash stock compensation expense of $16,725)	44,196
Depreciation and amortization of intangibles	434
Total expenses	54,622
Loss before income taxes	(38,477)
Income tax benefit	—
Net loss	(38,477)
Other comprehensive income (loss)
Unrealized investment gains arising during the period, net of income taxes	1,280
Foreign currency translation adjustments	(14)
Reclassification of net realized gains on investments included in net loss, net of income taxes	(109)
Other comprehensive income	1,157
Comprehensive loss	$(37,320)
Weighted average common share and common share equivalents — basic	31,369,001
Weighted average common share and common share equivalents — diluted	31,369,001
Basic loss per share	$(1.23)
Diluted loss per share	$(1.23)

The accompanying notes are an integral part of these consolidated financial statements

QUANTA CAPITAL HOLDINGS LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the period from May 23, 2003 (date of incorporation) to December 31, 2003

(Expressed in thousands of US dollars except for share and per share amounts)

Share capital — preferred shares of par value $0.01 each	$—
Share capital — common shares of par value $0.01 each
Balance at beginning of period	—
Issued during period	573
Repurchased and retired	(5)
Balance at end of period	568

Additional paid-in capital
Balance at beginning of period	—
Common shares issued during period, net of offering costs of $40,200	507,510
Non-cash stock compensation expense	16,725
Balance at end of period	524,235
Accumulated other comprehensive income
Balance at beginning of period	—
Net change in unrealized gains on investments, net of income taxes	1,171
Foreign currency translation adjustments	(14)
Balance at end of period	1,157
Accumulated deficit
Balance at beginning of period	—
Net loss for period	(38,477)
Balance at end of period	(38,477)
Total shareholders' equity	$487,483

The accompanying notes are an integral part of these consolidated financial statements

QUANTA CAPITAL HOLDINGS LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from May 23, 2003 (date of incorporation) to December 31, 2003

(Expressed in thousands of US dollars except for share and per share amounts)

Cash flows from operating activities
Net loss	$(38,477)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of property and equipment	185
Amortization of intangibles	249
Amortization of discounts on investments	669
Net realized gains on sale of investments	(109)
Net unrealized foreign currency gains on investments	(207)
Non-cash stock compensation expense	16,725
Changes in assets and liabilities:
Accrued investment income	(2,779)
Premiums and other accounts receivable	(9,984)
Losses and loss adjustment expenses recoverable	209
Deferred acquisition costs	(6,616)
Deferred reinsurance premiums	(270)
Prepaid expenses	(1,547)
Other assets	(271)
Reserve for losses and loss adjustment expenses	982
Unearned premiums	18,390
Environmental liabilities assumed	7,018
Reinsurance balances payable	334
Accounts payable	1,614
Accrued expenses	11,308
Deferred income	1,196
Other liabilities	561
Net cash used in operating activities	(820)
Cash flows used in investing activities
Proceeds from sale of fixed maturities and short-term investments	377,160
Purchases of fixed maturities and short-term investments	(794,593)
Net cash paid in acquisition of subsidiaries	(41,704)
Purchases of property and equipment	(870)
Net cash used in investing activities	(460,007)
Cash flows provided by financing activities
Proceeds from issuance of shares, net of offering costs of $40,200	508,078
Net cash provided by financing activities	508,078
Increase in cash and cash equivalents	47,251
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$47,251
Supplemental information
Cash interest paid	$1

The accompanying notes are an integral part of these consolidated financial statements

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

1.	Organization

Quanta Capital Holdings Ltd. ("Quanta Holdings"), incorporated on May 23, 2003, is a holding company organized under the laws of Bermuda. Quanta Holdings and its subsidiaries (collectively referred to as the "Company") was formed to provide specialty insurance, reinsurance, risk assessment and risk consulting services and products on a global basis. Quanta Holdings conducts its insurance and reinsurance operations principally through subsidiaries domiciled in Bermuda and the United States of America.

In connection with its formation, Quanta Holdings issued 1,200,000 shares at a $0.01 par value. Of these shares, 1,000,000 shares were issued to MTR Capital Holdings, LLC ("MTR") and 200,000 shares were issued to BEM Investments, LLC ("BEMI"). On July 3, 2003, Quanta Holdings issued an additional 800,000 shares. Following this issuance, MTR and BEMI (collectively, the "Founders") held 1,250,000 and 750,000 shares, respectively. MTR and BEMI are beneficially owned and controlled by certain directors and shareholders of Quanta Holdings.

On September 3, 2003, Quanta Holdings sold 55,000,000 common shares through a private placement (the "Private Offering") in a transaction exempt from registration under the Securities Act of 1933. Friedman, Billings, Ramsey & Co. ("FBR") was the initial purchaser of the majority of the shares and acted as the placement agent for the sale of shares to accredited investors. Contemporaneous with the Private Offering, Quanta Holdings repurchased and retired 493,044 shares from the Founders such that they do not own, in the aggregate, more than the sum of 376,817 shares plus 2.00% of the outstanding shares after the Private Offering. Subsequent to the Private Offering, MTR was liquidated and its shares in Quanta Holdings were distributed among its members, including Russ Family, LLC, CPD & Associates, LLC and BEM Specialty Investments, LLC.

On September 3, 2003, the Company acquired all of the outstanding shares of Environmental Strategies Corporation ("ESC"), a Virginia domiciled corporation. ESC provides environmental engineering, remediation risk management and consulting services. Immediately upon acquisition, ESC was converted into a Virginia domestic limited liability company.

Quanta Reinsurance Ltd. ("Quanta Bermuda"), a wholly owned subsidiary of Quanta Holdings, was incorporated under the laws of Bermuda on August 15, 2003 and is licensed as a Class 4 insurer under the Insurance Act 1978 of Bermuda. Quanta Bermuda underwrites insurance and reinsurance business in Bermuda. There are four classifications of insurers carrying on general business in Bermuda. Each class is subject to varying degrees of regulation with respect to reporting, capital, solvency, and liquidity requirements. Class 4 insurers are subject to the strictest regulation.

Quanta U.S. Holdings Inc. ("Quanta U.S. Holdings"), a wholly owned subsidiary of Quanta Bermuda, was incorporated in Delaware on May 30, 2003.

Quanta Reinsurance U.S. Ltd. ("Quanta U.S. Re"), a wholly owned subsidiary of Quanta U.S. Holdings, was incorporated under the laws of Bermuda on June 6, 2003, and is licensed as a Class 3 reinsurer under the Insurance Act 1978 of Bermuda. Quanta U.S. Re underwrites U.S. sourced insurance and reinsurance business in Bermuda.

Quanta Insurance Ireland Ltd. ("Quanta Ireland") was incorporated on September 16, 2003, and is a wholly owned subsidiary of Quanta Holdings. Quanta Ireland will underwrite European Union ("E.U.") sourced insurance and reinsurance business in Ireland.

On October 28, 2003, Quanta U.S. Holdings acquired all of the outstanding common stock of Chubb Financial Solutions Corporation ("CFSC"), an Indiana domiciled insurance company,

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

from The Chubb Corporation ("Chubb"). CFSC was subsequently renamed Quanta Specialty Lines Insurance Co. ("Quanta Specialty Lines"). Quanta Specialty Lines underwrites U.S. sourced specialty insurance on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis.

On December 19, 2003, the Company acquired from National Farmers Union Property Casualty Insurance Company ("NFU") all of the outstanding common stock of National Farmers Union Standard Insurance Company ("NFU Standard"), a Colorado domiciled, multi-state licensed, property and casualty insurance company. NFU Standard underwrites admitted insurance business in 41 states in the U.S. NFU Standard was subsequently renamed Quanta Indemnity Company ("Quanta Indemnity").

2.	Significant accounting policies

The accompanying consolidated financial statements as of December 31, 2003, and for the period from May 23, 2003 (the date of incorporation) to December 31, 2003, have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Company's principal estimates relate to the development or determination of the following:

•	investment valuations;

•	certain premiums written and premiums receivable;

•	reserves for loss and loss adjustment expenses;

•	the valuation of goodwill and intangible assets;

•	assumed environmental liabilities;

•	deferred income tax assets and liabilities; and

•	reinsurance balances recoverable.

While management believes that the amounts included in the consolidated financial statements reflect management's best estimates and assumptions, the actual results could ultimately be materially different from the amounts currently provided for in the consolidated financial statements.

a)	Basis of presentation

These consolidated financial statements include the financial statements of the Company and all of its majority-owned subsidiaries. All significant balances and transactions among related companies have been eliminated on consolidation. The results of subsidiaries have been included from either their dates of acquisition, or their dates of incorporation.

b)	Premiums written, ceded and earned

Insurance and reinsurance premiums written are earned over the terms of the associated insurance policies and reinsurance contracts in proportion to the amount of insurance protection provided. Typically this results in the earning of premium on a pro rata over time basis over the term of the related insurance or reinsurance coverage, which is typically over a 12 month period. Premiums written on risks attaching reinsurance contracts are recorded in

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

the period in which the underlying policies or risks are expected to incept and are earned on a pro rata over time basis over the expected term of the underlying policies. As a result, premiums earned on risks attaching reinsurance contracts usually extend beyond the original term of the reinsurance contract resulting in recognition of premium earnings over an extended period, typically up to 24 months. For the period from May 23, 2003 (date of incorporation) to December 31, 2003, approximately 53% of the Company's total gross written premiums were written on a risks attaching basis.

Premiums written and ceded on certain types of contracts include estimates based on information received from the ceding companies, brokers or insureds. Estimates of written premiums are re-evaluated over the term of the associated contracts as underwriting information becomes available and as actual premiums are reported by the ceding companies, brokers or insureds. Subsequent changes to the premium estimates are recorded as adjustments to premiums written in the period in which they become known. For the period from May 23, 2003 (date of incorporation) to December 31, 2003, approximately 53% of the Company's total gross written premiums were based on estimated amounts.

Adjustments related to retrospective rating provisions that adjust estimated premiums or acquisition expenses are recognized over contract periods in accordance with the underlying contract terms. Estimated premiums and acquisition expenses, including retrospectively rated adjustments, are based on current experience under the contracts. Experience rated adjustments that relate to the return of underwriting profit or premium to the insured are recognized and accrued as experience refund liabilities in the period in which the underwriting results are recorded based on the experience and terms of the contract. Reinstatement premiums are written at the time a loss event occurs where coverage limits are reinstated under pre-defined contract terms and are earned over the remaining contract risk period.

In the normal course of business, the Company purchases reinsurance or retrocessional coverage to increase its underwriting capacity and to limit individual and aggregate exposures to risks of losses arising from contracts of insurance or reinsurance that it underwrites. Reinsurance premiums ceded to reinsurers are recorded and earned in a manner consistent with that of the original contracts or policies written and the terms of reinsurance agreement.

Premiums written and ceded relating to the unexpired periods of coverage or policy terms are recorded on the consolidated balance sheet as unearned premiums and deferred reinsurance premiums, respectively.

c)	Acquisition expenses and ceding commission income

Acquisition expenses are policy issuance related costs that vary with and are directly related to the acquisition of insurance and reinsurance business, and primarily consist of commissions, third party brokerage and insurance premium taxes. Ceding commission income consists of commissions the Company receives on business that it cedes to its reinsurers. Acquisition expenses and commission income are recorded and deferred at the time the associated premium is written or ceded and are subsequently amortized in earnings as the premiums to which they relate are earned or expensed. Acquisition expenses are reflected in the consolidated statement of operations net of ceding commission income from reinsurers. Acquisition costs relating to unearned premiums are deferred in the consolidated balance sheet as an asset. Commission income relating to deferred reinsurance premiums ceded is carried in the consolidated balance sheet as a deferred income liability.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Deferred acquisition costs are carried at their estimated realizable value and are limited to the amount expected to be recovered from future earned premiums, anticipated losses and other costs and anticipated investment income. Any limitation is referred to as a premium deficiency.

d)	Reserve for losses and loss adjustment expenses

The Company establishes reserves for losses and loss expenses for estimates of future amounts to be paid in settlement of its ultimate liabilities for claims arising under its contracts of insurance and reinsurance that have occurred at or before the consolidated balance sheet date. The estimation of ultimate loss and loss expense liabilities is the most significant judgment made by management and is inherently subject to significant uncertainties.

The Company's loss reserves fall into two categories: case reserves for reported losses and loss expenses and reserves for losses and loss expenses incurred but not reported, or IBNR reserves. Case reserves are based initially on claim reports received from insureds, brokers or ceding companies, and may be supplemented by the Company's claims professionals with estimates of additional ultimate settlement costs. IBNR reserves are estimated by management using generally accepted statistical and actuarial techniques and are reviewed by independent actuaries. In applying these techniques, the Company's management uses estimates as to ultimate loss emergence, severity, frequency, settlement periods and settlement costs. In making these estimates, the Company relies on the most recent information available, including pricing information, industry information and on its historical loss and loss expense experience.

Given the Company's limited operating history and historical claims experience, the reserving method it has adopted is an expected loss ratio methodology whereby it multiplies earned premiums by an expected loss ratio to derive ultimate losses and deducts any paid losses and loss expenses to arrive at estimated loss and loss expense reserves. This method is commonly applied when there is insufficient loss development experience available. The initial expected loss ratios were derived from pricing, loss and exposure information provided by brokers, ceding companies and insureds and supplemented by available industry data. The Company believes that these assumptions represent a realistic and appropriate basis for currently estimating its loss and loss expense reserves. As the Company develops its own loss experience, the Company will expand its reserving analyses to include other commonly used methods, for example the Bornhuetter-Ferguson method.

Even though the Company's reserving techniques are actuarially sound and management believes that the reserves for losses and loss expenses are sufficient to cover claims from losses occurring up to the consolidated balance sheet date, ultimate losses and loss expenses may differ materially from the amounts recorded in the consolidated financial statements.

The Company continually reviews and adjusts its reserve estimates and reserving methodologies taking into account all currently known information and updated assumptions related to unknown information. Loss and loss expense reserves established in prior periods are adjusted in current operations as claim experience develops and new information becomes available. Any adjustments to previously established reserves may significantly impact current period underwriting results and net income by reducing net income.

e)	Reinsurance recoverable

Reinsurance recoverable under the terms of ceded reinsurance contracts includes loss and loss expense reserves recoverable and deferred reinsurance premiums. The Company is

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

subject to credit risk with respect to the reinsurance ceded because the ceding of risk does not relieve the Company from its original obligations to its insureds. The Company must settle these obligations without the benefit of reinsurance protection to the extent reinsurers default. Failure of the Company's reinsurers to honor their obligations could result in credit losses. If the financial condition of any of the Company's reinsurers deteriorates, resulting in their inability to make payments to the Company, the Company establishes allowances for amounts considered potentially uncollectible from such reinsurers. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of its reinsurers to minimize its exposure to losses from reinsurer insolvencies.

f)	Environmental liabilities assumed and remediation revenue

The Company assumes environmental liabilities in exchange for remediation fees and contracts to perform the required remediation in accordance with the underlying remediation agreements. The Company estimates its initial and ongoing ultimate liabilities for environmental remediation obligations based upon actual experience, past experience with similar remediation projects, technical engineering examinations of the contaminated sites and state, local and federal guidelines. However, there can be no assurance that actual remediation costs will not significantly differ from the estimated amounts.

As of December 31, 2003, the Company had assumed one environmental remediation project and recorded an estimated liability of $7.0 million. The assumed environmental remediation obligations for the project are contractually defined pursuant to a site specific remediation plan.

The amount of consideration received for the assumption of remediation liabilities in excess of the related environmental remediation liability is initially deferred and recorded in deferred income on the consolidated balance sheet and recognized in earnings over the remediation period using the cost recovery or percentage-of-completion method. These methods are based on the ratio of remediation expenses actually incurred and paid to total estimated remediation costs. As of December 31, 2003, the Company had deferred approximately $0.8 million of remediation revenues. Anticipated remediation losses, if any, are recorded in the period in which the Company becomes aware of such losses.

g)	Consulting revenues

Consulting revenue is recognized when evidence of an arrangement for services exists, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured. Consulting services are rendered under various short-term contractual arrangements, primarily on a time and materials basis. From time to time, the Company retains subcontractors to perform certain remediation services under the Company's contracts with its customers. Revenue is recognized on a gross basis when the Company is the primary obligor in the arrangement. For the period from May 23, 2003 (date of incorporation) to December 31, 2003, approximately $5.5 million of direct costs, exclusive of mark-up, related to these subcontractor arrangements was recorded as direct consulting costs in the consolidated statement of operations and comprehensive income.

Consulting revenue includes amounts related to services performed but not yet billed to customers at the period end. Accounts receivable include consulting revenues receivable that are settled within the Company's normal collection cycle.

Prepayments from customers are recorded as part of deferred income in the consolidated balance sheet and recognized in the consolidated statement of operations as consulting revenue as the related services are performed.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

h)	Direct consulting costs

Direct consulting costs consist of payroll costs associated with direct labor incurred on consulting engagements, other direct costs such as travel and subsistence, subcontracting and other contract expenses. The Company maintains a team of in-house technical consultants that assist in consulting engagements. The costs associated with the time spent by such technical consultants on service engagements are included in direct consulting costs in the consolidated statement of operations and comprehensive income.

i)	General and administrative expenses

General and administrative expenses include all other expenses such as salaries and benefits, sales and marketing, business development, costs for information systems, finance and accounting, human resources, administrative and all other infrastructure functions related to managing and developing the Company's businesses.

j)	Cash and cash equivalents

Cash equivalents include highly liquid instruments such as liquidity funds, money market funds and other time deposits with commercial banks and financial institutions.

k)	Investments and net investment income

The Company classifies publicly traded and non-publicly traded fixed maturity and short-term investments as "available-for-sale" and, accordingly, they are recorded at estimated fair value with the difference between cost or amortized cost and fair value, net of the effect of income taxes, included as a separate component of accumulated other comprehensive income.

Short-term investments include highly liquid debt instruments and commercial paper that are generally due within one year of the date of issue and are held as part of the Company's investment portfolios that are managed by independent investment managers.

The fair value of publicly traded securities is based upon quoted market prices. The estimated fair value of non-publicly traded securities is based on independent third party pricing sources.

The Company periodically reviews its investments to determine whether an impairment, being a decline in fair value of a security below its amortized cost, is other than temporary. If such a decline is classified as other than temporary, the Company writes down, to fair value, the impaired security resulting in a new cost basis of the security and the amount of the write-down is charged to income as a realized loss. Some of the factors that the Company considers in determining whether an impairment is other than temporary include (i) the amount of the impairment, (ii) the period of time for which the fair value has been below the amortized cost, (iii) specific reasons or market conditions which could affect the security, including the financial condition of the issuer and relevant industry conditions or rating agency actions, and (iv) the Company's ability and intent to hold the security for sufficient time to allow for possible recovery.

Investments are recorded on a trade date basis. The Company's net investment income is recognized when earned and consists primarily of interest, the accrual of discount or amortization of premium on fixed maturity securities, dividends, and is net of investment management and custody expenses. Gains and losses realized on the sale of investments are determined on the first-in, first-out basis.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

l)	Property and equipment

Property and equipment, which consist of furniture, equipment, and leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is computed using the accelerated method over the estimated useful lives of the related assets, ranging from three to seven years. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.

Repairs and maintenance are expensed as incurred. At the time of retirement or other disposal of property or equipment, the cost and related accumulated depreciation are deducted from their respective accounts and any resulting gain or loss is included in the consolidated statement operations.

m)	Goodwill and intangible assets

Goodwill and identifiable intangible assets that arise from business combinations are accounted for in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets."

Identifiable intangible assets are amortized in accordance with their useful lives. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested annually for impairment using a fair value approach or more often if impairment indicators arise. If the carrying amounts of goodwill or intangible assets are greater than their fair values established during impairment testing, the carrying value is immediately written-down to the fair value with a corresponding impairment loss recognized in the consolidated statement of operations and comprehensive income.

n)	Offering costs

Costs incurred in connection with, and that are directly attributable to, share offerings are charged to additional paid-in capital.

o)	Foreign currency translation

Generally, the U.S. dollar is the "functional currency" of the Company's global operations. For entities where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are translated into U.S. dollars at end-of-period exchange rates, except for prepaid expenses, property and equipment, and goodwill and intangible assets, which are translated at historical rates. Foreign currency income and expenses are translated at average exchange rates in effect during the period, except for expenses related to balance sheet amounts translated at historical exchange rates. Exchange gains and losses arising from the translation of foreign currency-denominated monetary assets and liabilities are included in the consolidated statement of operations and comprehensive income.

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end of period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in shareholders' equity. Assets and liabilities denominated in other than the local currency are translated into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

p)	Stock-based compensation

Employee stock awards under the Company's long term incentive compensation plan are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25"). Compensation expense for stock options and stock-based awards granted to employees is recognized using the intrinsic value method to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. Any resulting compensation expense is recorded over the shorter of the vesting or service period.

The Company provides the disclosure as set forth in SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires compensation expense for employee stock options to be measured as the fair value of the options at their grant date and recorded over the shorter of the vesting or service period.

The following table summarizes the Company's stock-based compensation, net income and earnings per share had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS 123 for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

Stock compensation expense
As reported	$16,725
Total stock-based employee compensation expense determined under fair value based method	9,739
Pro forma	$26,464

Net loss
Net loss — as reported	$(38,477)
Total stock-based employee compensation expense determined under fair value based method	(9,739)
Net loss — pro forma	$(48,216)

Basic loss per share
As reported	$(1.23)
Pro forma	(1.54)
Diluted loss per share
As reported	$(1.23)
Pro forma	(1.54)

In accordance with SFAS 123, the fair value of options granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: a dividend yield of 0%; expected volatility of 24.0%; a risk-free interest rate of 3.75% and an expected life of the options of 7 years.

q)	Income taxes

Income taxes have been recognized in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes", on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the carrying amounts of existing assets and liabilities recorded in the consolidated financial statements and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

recognized in income in the period that includes the enactment date. A valuation allowance for a portion or all of deferred tax assets is recorded as a reduction to deferred tax assets if it is more likely than not that such portion or all of such deferred tax assets will not be realized.

As of December 31, 2003, the Company provided a 100% allowance against net deferred tax assets. As a start-up company with limited operating history, the realization of the deferred tax asset is neither assured nor accurately determinable. If the Company subsequently assesses that the valuation allowance, or any portion thereof, is no longer required an income tax benefit will be recorded in the consolidated statement of operations and comprehensive income in the period in which such assessment is made.

r)	Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. All potentially dilutive securities including stock options and warrants are excluded from the basic earnings per share computation.

In calculating diluted earnings per share, the weighted average number of shares outstanding for the period is increased to include all potentially dilutive securities using the treasury stock method. Any common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Basic and diluted earnings per share are calculated by dividing income available to ordinary shareholders by the applicable weighted average number of shares outstanding during the year.

s)	Segment reporting

The Company reports segment results in accordance with SFAS No. 131, "Segment Reporting" ("SFAS 131"). Under SFAS 131, reportable segments represent an aggregation of operating segments that meet certain criteria for aggregation specified in SFAS 131.

The Company is comprised of and operates through three operating segments — Insurance, Reinsurance and Consulting . In addition, the Company also has three geographic locations — Bermuda, Europe and the U.S.

The Company's Insurance and Reinsurance (collectively referred to herein as "Underwriting") segments represent the Company's income from underwriting risks it retains. The Consulting segment represents the Company's income less direct consulting costs and operating expenses, directly attributable to consulting, environmental and remediation risk management services it provides.

The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements. The Company measures and evaluates each operating segment based on net underwriting or consulting income including other items of revenue and operating expense directly attributable to each segment.

Because the Company does not manage its assets by segment, net investment income and total assets are not allocated to individual operating segments. The Company has not developed a methodology to allocate other non-direct items of expense to its three operating segments. Accordingly, other non-direct general and administrative expenses, depreciation and amortization are not evaluated at the segment level.

Items of revenue and expense, and identifiable assets presented by geographic location are based on aggregations of amounts recorded, under GAAP, by those entities domiciled

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

within each geographic location. Revenues, expenses, investments in and amounts due from affiliated entities across geographic locations are eliminated on consolidation of the geographic results of operations and identifiable assets.

t)	Recent accounting pronouncements

On December 31, 2002, the FASB issued SFAS No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the existing disclosure to require more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The additional disclosure requirements, which the Company has adopted, were effective for fiscal years ending after December 15, 2002. As permitted by SFAS 123, the Company currently follows APB 25 and accounts for stock-based compensation under the intrinsic value method.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities." In general, a variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires certain VIEs to be consolidated by the primary beneficiary of the VIE if the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Application of FIN 46R is required for public entities that have interests in VIE's or potential VIE's, which are commonly referred to as special purpose entities, for periods ending after December 15, 2003. Application by public entities for all other types of entities is required for periods ending after March 15, 2004. Although the Company has adopted FIN 46R, it currently has not identified any material VIEs with which it is involved and therefore the adoption has not had a material impact on the Company's consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an effect on the consolidated results of operations or financial position.

In December of 2003, the Company adopted FASB Emerging Issues Task Force ("EITF") Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). EITF 03-01 provides new disclosure requirements for other-than- temporary impairments on debt and equity investments. Investors are required to disclose quantitative information about: (i) the aggregate amount of unrealized losses, and (ii) the aggregate related fair values of investments with unrealized losses, segregated into time periods during which the investment has been in an unrealized loss position of less than 12 months and greater than 12 months. In addition, investors are required to disclose the qualitative information that supports their conclusion that the impairments noted in the qualitative disclosure are not other-than temporary.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

3.	Business acquisitions

The Company accounts for business acquisitions using the purchase method of accounting in accordance with SFAS 141. For each business acquisition, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired, including identifiable intangible assets, is recorded as goodwill.

On September 3, 2003, the Company acquired all of the outstanding common stock of ESC in exchange for cash consideration of $18.9 million, including certain acquisition expenses.

The estimated fair values of the assets and liabilities acquired as of September 3, 2003, including goodwill, are summarized in thousands as follows:

Cash and cash equivalents	$413
Accounts receivable	9,934
Prepaid expenses	367
Property and equipment, net	431
Goodwill	7,556
Intangible assets	4,970
Other assets	104
Accounts payable	(3,361)
Accrued expenses	(1,326)
Deferred income	(163)
Other liabilities	(27)
$18,898

The operating results of ESC are included in the Company's consolidated results of operations for the period from May 23, 2003 (date of incorporation) to December 31, 2003 from the date of acquisition (September 3, 2003).

The $7.6 million of goodwill has been allocated to the Company's consulting segment and is fully deductible for U.S. tax purposes. Intangible assets acquired include $4.4 million attributable to customer relationships and licenses that are being amortized ratably over 8 years, and $0.6 million attributable to non-compete agreements that are being amortized ratably over three years. Total amortization expense for the period from May 23, 2003 (date of incorporation) to December 31, 2003 was approximately $0.3 million. Future expected expenses related to the amortization of intangibles are as follows:

Year ending December 31,

2004	$740
2005	740
2006	677
2007	550
2008	550
2009 and thereafter	1,467
$4,724

On October 28, 2003, the Company acquired all of the outstanding capital stock of Quanta Specialty Lines. The Company paid a cash purchase price of $26.1 million that represented the

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

fair value of licenses and cash assets acquired at the acquisition date. Of the $26.1 million, $25.8 million was allocated to cash and cash equivalents acquired, with the remainder of $0.25 million being assigned to an indefinite lived non-amortizable intangible asset representing the fair value of the insurance license acquired. Quanta Specialty Lines had not engaged in business prior to the acquisition date.

On December 19, 2003, the Company acquired all of the outstanding capital stock of Quanta Indemnity (formerly NFU Standard) for a cash purchase price of $22.6 million. In conjunction with the acquisition, and under the terms of a transfer and assumption agreement, NFU agreed to assume from Quanta Indemnity all of its underwriting contracts and their associated liabilities in effect at the time of acquisition, except those agreements for which regulatory approval of the transfer and assumption has yet to be obtained. For those contracts pending regulatory approval, NFU has reinsured Quanta Indemnity for 100% of their associated liabilities and will assume these reinsured contracts when it obtains regulatory approval. The total purchase price paid was allocated to the fair value of (a) statutory deposits acquired of approximately $13.8 million, (b) accrued investment income of $0.2 million, (c) unearned premiums of $1.6 million and loss and loss expense reserves of $3.5 million associated with retained underwriting contracts that were not assumed by NFU, (d) the corresponding reinsurance assets relating to the reinsurance of retained underwriting contracts provided by NFU, and (e) indefinite lived intangible assets that are not subject to amortization of $8.6 million, representing the fair value of the insurance licenses acquired.

The following unaudited pro forma information provides the combined results of operations of the Company, for the period from May 23, 2003 (date of incorporation) to December 31, 2003, as if the acquisitions of ESC and Quanta Indemnity had occurred as of May 23, 2003 (date of incorporation), after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company, ESC and Quanta Indemnity constituted a single entity during the period:

Unaudited Pro Forma
Total revenues	$25,957
Net loss	(38,079)
Basic loss per share	$(1.21)
Diluted loss per share	(1.21)

The purchase of Quanta Specialty Lines has been excluded from the pro forma financial information because it is not considered a business for purposes of presenting pro forma financial information

4.	Reserve for losses and loss adjustment expenses

The Company's estimation of future ultimate loss liabilities is inherently subject to significant uncertainties. These uncertainties are driven by many variables that are difficult to quantify. These uncertainties include, for example, the period of time between the occurrence of an insured loss and actual settlement, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, internal and third party claims handling procedures, and the lack of complete historical data on which to base loss expectations.

The estimation of unpaid loss liabilities will be affected by the type or structure of the policies the Company has written. For direct insurance business, the Company often assumes risks for which claims experience will tend to be frequency driven. As a result, historical loss development data may be available and traditional actuarial methods of loss estimation may

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

be used. Conversely, the available amount of relevant loss experience used to quantify the emergence, severity and payout characteristics of loss liabilities is limited for policies written where the Company expects that potential losses will be characterized by lower frequency but higher severity claims.

The estimation of unpaid loss liabilities will also vary in subjectivity depending on the lines or class of business involved. Short-tail business describes lines of business for which losses become known and paid in a relatively short period time after the loss actually occurs. Typically, there will be less variability in the ultimate amount of losses from claims incurred in the short-tail lines that the Company writes such as property, marine, and aviation. Long-tail business pertains to lines of business for which actual losses may not be known for some time or for which the actual amount of loss may take a significantly longer period of time to emerge or develop. The Company writes professional and environmental lines of business that are generally considered longer tail in nature. Because loss emergence and settlement periods can be many years in duration, these lines of business will have more variability in the estimates of their loss and loss expense reserves.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

The following table represents the activity in the reserve for losses and loss adjustment expenses for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

Reserve for losses and loss adjustment expenses at beginning of period	$—
Losses and loss adjustment expenses recoverable	—
Net reserve for losses and loss adjustment expenses at beginning of period	—

Reserve for losses and loss adjustment expenses of Quanta Indemnity at date of acquisition	3,472
Less losses and loss adjustment expenses recoverable	(3,472)
Net reserve for losses and loss adjustment expenses of Quanta Indemnity at date of acquisition	—

Net losses and loss adjustment expenses incurred related to losses occurring in:
Current year	1,191
Prior years	—
Total net incurred losses and loss adjustment expenses	1,191

Net losses and loss adjustment expenses paid related to losses occurring in:
Current year	—
Prior years	—
Total net paid losses and loss adjustment expenses	—

Net reserve for losses and loss adjustment expenses at end of period	1,191
Losses and loss adjustment expenses recoverable	3,263
Reserve for losses and loss adjustment expenses at end of period	$4,454

As of December 31, 2003, both the reserve for loss and loss adjustment expenses and the loss expense recoverable asset included $3.2 million related to the acquisition of Quanta Indemnity and the reinsurance provided by NFU (see Note 3).

For the period from May 23, 2003 (date of incorporation) to December 31, 2003, the Company has not received any notification of reported losses. Given the lack of loss development experience, the primary reserving method adopted by the Company for the period was an expected loss ratio methodology whereby estimates of ultimate loss liabilities have been established by calculating the product of earned premiums and expected loss ratios. This method is commonly applied when there is insufficient loss development experience available. Management believes that the assumptions used represent a realistic and appropriate basis for currently estimating the reserve for losses and loss adjustment expense. However, these assumptions are subject to change and while management believes it has made a reasonable estimate of loss expenses, the ultimate costs of claims incurred could exceed the Company's reserves and have a materially adverse effect on its future results of operations and financial condition.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

5.	Reinsurance

The Company utilizes reinsurance and retrocessional agreements principally to increase aggregate capacity and to limit net exposures to losses arising on business assumed. The Company's reinsurance agreements provide for the recovery of a portion of losses and loss expenses from reinsurers. Reinsurance assets due from our reinsurers include losses and loss adjustment expenses recoverable and deferred reinsurance premiums. The Company is subject to credit risk with respect to reinsurance ceded because the ceding of risk does not relieve the Company from its primary obligations to its policyholders. The Company did not record any credit losses for the period from May 23, 2003 (date of incorporation) to December 31, 2003.

The effect of reinsurance activity on premiums written, earned and losses and loss expenses incurred from operations for the period from May 23, 2003 (date of incorporation) to December 31, 2003 is shown below:

Period from May 23, 2003 (date of incorporation) to December 31, 2003	Premiums Written	Premiums Earned	Losses and Adjustment Loss Expenses Incurred
Direct Insurance	$7,469	$399	$219
Reinsurance Assumed	12,996	1,601	1,008
Ceded	(405)	(60)	(36)
Net	$20,060	$1,940	$1,191

The Company recorded reinsurance recoveries on losses and loss adjustment expenses incurred of approximately $36,000 relating to business ceded for the period from May 23, 2003 (date of incorporation) to December 31, 2003. Included in losses and loss adjustment expenses recoverable at December 31, 2003 is $3.2 million of amounts recoverable from NFU under the terms of the acquisition and reinsurance agreements related to the purchase of Quanta Indemnity from NFU (see Note 3).

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

6.	Investments

The amortized cost or cost, fair value and related gross unrealized gains and losses of fixed maturity and short-term investments are as follows:

December 31, 2003	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and government agencies	$146,466	$143	$(6)	$146,603
Foreign governments	13,144	251	(28)	13,367
Tax-exempt municipal	5,716	152	—	5,868
Corporate	124,160	594	(53)	124,701
Asset-backed securities	8,092	30	—	8,122
Mortgage-backed securities	88,904	419	(18)	89,305
Total	$386,482	$1,589	$(105)	$387,966

Short-term investments:
U.S. government and government agencies	$6,970	$—	$—	$6,970
Corporate	72,100	—	—	72,100
Total	$79,070	$—	$—	$79,070

As of December 31, 2003, the Company held, as part of its self-managed available-for-sale fixed maturity portfolio, $20.0 million of par value principal at risk insurance linked securities issued by a single issuer. The investment in the insurance linked security is subject to loss of principal in the event of the occurrence of certain predefined changes in mortality. As of December 31, 2003, the fair value of the security was $20.0 million and represented approximately 4% of the Company's total cash and invested assets.

Those fixed maturity investments with unrealized losses as of December 31, 2003, and their fair values are summarized as follows:

	Unrealized Losses
December 31, 2003	Fair Value	Less than 12 months	Greater than 12 months	Total Unrealized Losses
Fixed maturities:
U.S. government and government agencies	$13,910	$(6)	$—	$(6)
Foreign governments	7,455	(28)	—	(28)
Corporate	21,715	(53)	—	(53)
Mortgage-backed securities	7,462	(18)	—	(18)
Total	$50,542	$(105)	$—	$(105)

For the period from May 23, 2003 (date incorporation) to December 31, 2003, the Company did not identify any securities with declines in value that were considered to be other-than-temporary.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Contractual maturities of the Company's fixed maturities as of December 31, 2003 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2003	Amortized Cost or Cost	Fair Value
Fixed Maturities:
Due in one year or less	$5,386	$5,383
Due after one year through five years	244,808	245,317
Due after five years through 10 years	37,843	38,322
Due after 10 years	1,449	1,517
	289,486	290,539
Mortgage and asset-backed securities	96,996	97,427
Total	$386,482	$387,966

The components of net investment income for the period from May 23, 2003 (date of incorporation) to December 31, 2003 were derived from the following sources:

Period from May 23, 2003 (date of incorporation) to December 31, 2003
Fixed maturities	$1,739
Cash, cash equivalents and short-term investments	780
Gross investment income	2,519
Investment expenses	29
Net investment income	$2,290

Gross realized pre-tax investment gains and losses for the period from May 23, 2003 (date of incorporation) to December 31, 2003, were approximately $0.7 million and $0.6 million, respectively. All gains and losses were realized from the sale of fixed maturity investments. Total gross proceeds realized from the sale of fixed maturities and short-term investments were $323.9 million and $53.2 million, respectively.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

7.    Segment Information

The following table summarizes the segment results before tax for each operating segment for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

Statement of operations by operating segment	Insurance	Reinsurance	Consulting	Adjustments and eliminations	Consolidated
Gross premiums written	$7,469	$12,996	$—	$—	$20,465
Premiums ceded	(405)	—	—	—	(405)
Net premiums written	7,064	12,996	—	—	20,060
Net premiums earned	339	1,601	—	—	1,940
Consulting revenues	—	—	12,261	(581)	11,680
Other income	—	—	100	—	100
Net losses and loss expense incurred	183	1,008	—	—	1,191
Direct consulting costs	—	—	8,637	—	8,637
Acquisition costs	24	140	—	—	164
General and administrative expenses	—	—	2,657	—	2,657
Net underwriting or consulting income	$132	$453	$1,067	$(581)	1,071
General and administrative expenses					24,814
Depreciation and amortization of intangibles					434
Net investment income					2,290
Net realized gains on investments					109
Other income					26
Non-cash stock compensation expense					16,725
Net loss before income taxes					$(38,477)

Items of revenue and expense resulting from charges between operating segments are eliminated on consolidation of the segments. During the period from May 23, 2003 (date of incorporation) to December 31, 2003, the consulting segment charged the underwriting segments $0.6 million for consulting services rendered.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Summarized financial information by geographic location for the period May 23, 2003 (date of incorporation) December 31, 2003 is as follows:

Statement of operations by geographic location	Bermuda	Europe	U.S.	Adjustments and eliminations	Consolidated
Net premiums earned	$1,940	$—	$—	$—	$1,940
Consulting revenues	—	—	11,680	—	11,680
Net investment income	2,218	—	141	(69)	2,290
Net realized gains on investments	109	—	—	—	109
Other income	26	516	100	(516)	126
Total revenues	4,293	516	11,921	(585)	16,145
Net losses and loss expense incurred	1,191	—	—	—	1,191
Acquisition costs	164	—	—	—	164
Direct consulting costs	—	—	8,637	—	8,637
General and administrative expenses	19,887	885	7,284	(585)	27,471
Non-cash stock compensation expense	16,725	—	—	—	16,725
Depreciation and amortization	3	2	429	—	434
Total expenses	37,970	887	16,350	(585)	54,622
Net loss before income taxes	$(33,677)	$(371)	$(4,429)	$—	$(38,477)
Identifiable assets by geographic location	$629,245	$213	$150,905	$(206,602)	$573,761

Revenues, expenses, investments in and amounts due from affiliated entities across geographic locations are eliminated on the consolidation of the geographic results of operations and geographic identifiable assets.

8.	Commitments and contingencies

a)	Concentrations of credit risk

As of December 31, 2003, substantially all of the Company's cash and cash equivalents, and investments were held by a single custodian that management considers being of high credit quality. The Company's externally managed investment guidelines limit the amount of credit exposure to any one issuer, other than the U.S. Treasury, to 5% of total portfolio market value. As of December 31, 2003, the largest single non-U.S. Treasury issuer accounted for less than 1% of the aggregate market value of the externally managed portfolios.

The Company maintains a substantial portion of its cash and cash equivalents in two financial institutions that the Company considers to be of high quality.

Other accounts receivable as of December 31, 2003, consist principally of amounts relating to consulting engagements and include $6.3 million in billed accounts receivable and $2.6 million in unbilled amounts for work in progress. The Company extends credit to its customers in the normal course of business and monitors the balances of individual accounts to assess any collectibility issues. The Company has not experienced significant losses related to receivables in the past.

b)	Pledged assets

As of December 31, 2003, investment securities with an estimated fair value of $14.0 million were on deposit with various U.S. state or other government insurance departments in order to comply with relevant insurance regulations.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

As of December 31, 2003, $2.3 million of cash and cash equivalents were pledged as collateral for a letter of credit issued by the Company's bankers in favor of Quanta U.S. Holdings' landlord relating to a lease agreement for office space.

As of December 31, 2003, $8.3 million of cash and cash equivalents were held in trust to fund the Company's obligations associated with the assumption of an environmental remediation liability.

c)	Letters of credit

As of December 31, 2003, the Company had letters of credit outstanding in the amount of $0.6 million that were issued in favor of various third parties in the normal course of reinsurance operations.

d)	Lease commitments

The Company leases office space and furniture and equipment under operating lease agreements. Certain office space leases include an escalation clause that calls for annual increases to the base rental payments. Rent expenses are being recognized on a straight-line basis over the respective lease terms.

Future annual minimum payments under non-cancelable operating leases as of December 31, 2003, are as follows:

Year ending December 31,
2004	$3,304
2005	3,806
2006	3,821
2007	3,706
2008	2,770
2009 and thereafter	27,265
$44,672

Total rent expense under operating leases for the period from May 23, 2003 (date of incorporation) to December 31, 2003, was approximately $1.4 million.

e)	Line of credit

As of December 31, 2003, ESC had a line of credit with a U.S. commercial bank in the amount of $1,000,000. Any borrowings from the line of credit are secured by business assets of ESC, as defined under the credit agreement. The interest rate charged is subject to change from time to time based on changes in an index, which is the base rate as set by the bank (4% as of December 31, 2003). The Company has not yet drawn on this line of credit.

f)	Business acquisitions

Under the terms of the ESC purchase agreement, the former shareholders of ESC, including certain officers and employers of the Company, have a right to receive an earn-out payment that is contingent upon ESC achieving specified earnings targets as defined in the purchase agreement. Under the earn-out arrangements, if ESC's net income before interest, taxes, depreciation and amortization ("EBITDA") for the two-year period ending December 31, 2005, is $7.5 million or greater, the Company will be obligated to pay an additional $5.0 million

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

to ESC's previous shareholders. If EBITDA is greater than $7.0 million and less than $7.5 million for the two-year period ending December 31, 2005 then the Company will be required to pay a pro rata portion of the $5.0 million. For the purposes of the earn-out computation, EBITDA excludes (i) the effect of the purchase method of accounting adjustments relating to the ESC acquisition, (ii) bonuses inconsistent with ESC's past practice paid to any of ESC's prior shareholders who remain employees of ESC, and (iii) charges or allocations from the Company to ESC for any management or overhead where the Company provides no services to ESC.

Additional earn-out distributions to the ESC previous shareholders, if any, will be recorded as an adjustment to the purchase price of ESC at the time such payment becomes paid or payable.

g)	Taxation

Quanta Holdings is a Bermuda corporation and, except as described in Note 10 below, neither it nor its non-U.S. subsidiaries have paid or provided for U.S. income taxes on the basis that they are not engaged in a U.S. trade or business or otherwise subject to taxation in the U.S. However, because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the Internal Revenue Code of 1986, regulations or court decisions, there can be no assurance that the Internal Revenue Service will not contend that the Company or its non-U.S. subsidiaries are engaged in a U.S. trade or business or otherwise subject to taxation. If the Company or its non-U.S. subsidiaries were considered to be engaged in a trade or business in the U.S., the Company or such subsidiaries could be subject to U.S. tax at regular corporate tax rates on its taxable income, if any, that is effectively connected with such U.S. trade or business plus an additional 30% "branch profits" tax on such income remaining, if any, after the regular corporate taxes, in which case there could be a significant adverse effect on the Company's results of operations and its financial condition.

h)	Employment agreements

The Company has entered into employment agreements with certain officers that provide for severance payments and executive benefits under certain circumstances.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

9.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

Basic earnings per share
Net loss	$(38,477)
Weighted average common shares outstanding — basic	31,369,001
Basic loss per share	$(1.23)
Diluted earnings per share
Net loss	$(38,477)
Weighted average common shares outstanding	31,369,001
Weighted average common share equivalents
Warrants	—
Options	—
Weighted average common shares outstanding — diluted	31,369,001
Diluted loss per share	$(1.23)

Due to net losses for the period from May 23, 2003 (date of incorporation) to December 31, 2003, the assumed net exercise, under the treasury stock method, of options and warrants has been excluded, as the effect would have been anti-dilutive. Weighted average common share equivalents exclude 2,542,813 warrants and 2,892,900 options, because their effect is anti-dilutive.

10.	Taxation

Under current Bermuda law, the Company and certain of its Bermuda subsidiaries are not required to pay any taxes in Bermuda on its income or realized capital gains. The Company has received an undertaking from the Minister of Finance of Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

Quanta U.S. Holdings and its operating subsidiaries are subject to income taxes imposed by U.S. authorities. The Company's operating units in the United Kingdom and Ireland are subject to the relevant income taxes imposed by those jurisdictions.

Effective August 15, 2003, Quanta U.S. Re made an election under Section 953(d) of the Internal Revenue Code of 1986 ("IRC"), as amended, to treat the company as a domestic corporation for United States federal income tax purposes. As a result of the "domestic election", Quanta U.S. Re is subject to U.S taxation on its worldwide income as if it were a U.S. corporation.

Quanta U.S. Holdings together with its operating subsidiaries, Quanta U.S. Re, and Quanta Intermediary Services Inc., have elected to file a consolidated U.S. tax return. Under IRC Section 953(d), net operating losses generated by Quanta U.S. Re may only be carried back two years and forward twenty years and offset past or future U.S. federal taxable income that is generated by Quanta U.S. Re.

The Company is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Company to become subject to taxation (see Note 8(g)).

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

The consolidated income tax provisions for the period from May 23, 2003 (date of incorporation) to December 31, 2003, are as follows and were allocated wholly to income from continuing operations:

Current tax expense (benefit)
U.S. Federal	$—
U.S. State	—
Non-U.S.	—
Total current expense (benefit)	—
Deferred tax expense (benefit)
U.S. Federal and State	(6,130)
U.S. State	—
Non-U.S.	—
Change in valuation allowance	6,130
Total deferred expense (benefit)	—
Total income tax expense (benefit)	$—

No current U.S. or foreign income taxes were paid or payable during the period from May 23, 2003 (date of incorporation) to December 31, 2003.

Income tax benefit attributable to income from continuing operations for the period from May 23, 2003 (date of incorporation) to December 31, 2003 differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before taxation as a result of the following:

Computed expected tax benefit	$(13,467)
Foreign loss not subject to U.S. tax	7,270
Income subject to tax at foreign rates	45
Other	22
Effect of valuation allowance	6,130
State income taxes	—
Actual income tax expense (benefit)	$—

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Deferred income taxes reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those for income tax purposes. The significant components of the net deferred tax assets and liabilities as of December 31, 2003 are as follows:

Deferred tax assets:
Bonus provisions	$2,394
Reserve for losses and loss adjustment expenses	12
Unearned premiums	865
Deferred income	622
Net operating loss carry forwards	4,449
Total deferred tax assets	8,342
Deferred tax liabilities:
Deferred acquisition costs	(1,863)
Net unrealized investment gains	(102)
Amortization of intangibles	(62)
Prepaid expenses	(98)
Depreciation	(171)
Other	(18)
Total deferred tax liabilities	(2,314)
Valuation allowance	(6,130)
Net deferred tax liability	$102

As of December 31, 2003, the Company has net operating loss carry forwards for U.S. federal income tax purposes of approximately $12.7 million, which are available to offset future U.S. federal taxable income through 2023. Approximately $10.6 million of the net operating loss carry forwards are dual consolidation losses generated by Quanta U.S. Re and can only be used to offset future taxable income earned by Quanta U.S. Re.

As a new company with limited operating history, the realization of deferred tax assets from future taxable income and future reversals of existing taxable temporary differences is currently neither assured nor accurately determinable. Accordingly, the Company has made a provision against 100% of its net deferred tax assets as of December 31, 2003.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

11.    Shareholders' equity

a)    Authorized shares

The authorized ordinary share capital of the Company consists of 200,000,000 common shares of par value $0.01 each and 25,000,000 preferred shares of a par value $0.01 each. The following table is a summary of common shares issued and outstanding for the period from May 23, 2003 (the date of incorporation) to December 31, 2003:

Issued and outstanding shares, beginning of period	—
Shares issued	57,291,262
Shares repurchased and retired	(493,044)
Issued and outstanding shares, end of period	56,798,218

There were no issued and outstanding preferred shares as of December 31, 2003.

On July 10, 2003, the Company effected a one hundred for one stock split whereby each of the Company's common shares of the then par value of $1.00 were divided into one hundred common shares of par value $0.01 each. All share and per share data included in these consolidated financial statements have been presented to reflect the stock split for the entire period.

On December 22, 2003, the Company sold 291,262 common shares to one of its Directors in a privately negotiated transaction for $10.30 per share.

See Note 1 for a further discussion of shares issued, repurchased and retired during the period.

b)    Founders warrants and options

In connection with the closing of the Private Offering, the Company issued (a) to entities controlled by the Founders, warrants to purchase up to 4.5% of the aggregate number of outstanding common shares as of September 3, 2003, or 2,542,813 common shares and (b) to certain of its officers, options to purchase up to 2.15% of the aggregate number of outstanding common shares as of September 3, 2003, or 1,214,900 common shares.

The warrants and options issued are exercisable at a price of $10.00 per share. The warrants were immediately and fully exercisable at the time of issuance and the options become exercisable in four equal annual increments during a four year period commencing on the first anniversary date of the grant and become fully exercisable on the fourth anniversary of the grant date.

12.    Employee benefit plans

a)    Pension plans

The Company provides pension benefits to eligible employees through various defined contribution plans, including 401(k) plans, sponsored by the Company. Under these plans, employee contributions may be supplemented by the Company matching donations based on the level of employee contribution up to certain maximum amounts. Expenses incurred relating to these plans during the period from May 23, 2003 (date of incorporation) to December 31, 2003, totaled $87,400.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

b)    Options and stock based compensation

In July 2003, the shareholders of the Company approved the long-term incentive plan (the "Incentive Plan"). The Incentive Plan provides for the grant to eligible employees, directors and consultants of stock options, stock appreciation rights, restricted shares, restricted share units, performance awards, dividend equivalents and other share-based awards. The Incentive Plan is administered by the Company and the Compensation Committee of the Board of Directors. The Compensation Committee determines the dates, amounts, exercise prices, vesting periods and other relevant terms of the awards. Recipients of awards may exercise at any time after they vest and before they expire, except that no awards may be exercised after ten years from the date of grant.

As of December 31, 2003, the maximum number of shares available for award and issuance under the Incentive Plan was 5,850,000.

During the period from May 23, 2003 (date of incorporation) to December 31, 2003, the Company awarded options, including those options described in Note 11, to purchase 2,892,900 common shares to its employees, officers and directors, at a weighted average exercise price equal to $10.01 per share. The options granted become exercisable in four equal annual increments during a four year period commencing on the first anniversary date of the grant and become fully exercisable on the fourth anniversary of the grant date. As of December 31, 2003, 2,892,900 options had been granted with vesting dates between September 3, 2004 and December 15, 2007.

No options granted were exercised, expired or forfeited during the period from May 23, 2003 (date of incorporation) to December 31, 2003.

The Company did not incur any compensation expense relating to the grant of option awards in the period from May 23, 2003 (date of incorporation) to December 31, 2003 because all options granted had an exercise price that approximated the fair market value of the underlying common stock of the Company on the date of the grant.

Included in the general and administrative expenses in the consolidated statement of operations and comprehensive income is $16.7 million of non-cash stock compensation expense relating to (a) common shares issued to the Founders in connection with the initial capitalization of the Company, resulting in a total expense of $15.0 million that represented the aggregate difference between the Founders' cost per share of $0.01 and the Private Offering price per share of $10.00 and (b) common shares issued to certain directors and officers of the Company, resulting in a total expense of $1.7 million that represented the difference between a cost per share to those directors and officers of $9.30 and the Private Offering price per share of $10.00.

13.    Related party transactions

The Company entered into an advisory agreement in June 2003 with FBR. Under this agreement, FBR may from time to time provide financial advisory advice and assistance to the Company in connection with certain mergers and acquisitions and capital raising transactions. The agreement is effective until March 3, 2005. Under the terms of the agreement, FBR's compensation for services provided shall be agreed between the Company and FBR on an arms-length basis. In connection with the Private Offering, FBR received a placement fee equal to 7.0% of the gross proceeds received by the Company from the sale of a portion of the securities sold in the offering. This fee was approximately $33.8 million, and was recorded as offering costs as a reduction to additional paid-in capital.

ESC has a contractual agreement with Industrial Recovery Capital Holdings Company ("IRCC") to perform environmental remediation services for IRCC. IRCC is owned by certain

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

shareholders and officers of the Company. As of December 31, 2003, receivables due to ESC from IRCC totaled $32,000. For the period ended December 31, 2003, revenues related to services provided to IRCC totaled $291,000. In addition ESC performs incidental administrative services on behalf of IRCC for no fee.

The Company entered into a term loan agreement with BEMI. Under the loan agreement, BEMI agreed to provide term loans to the Company of up to $10.0 million in the aggregate, bearing interest at a rate of 9% per annum. Proceeds from the loans in the aggregate amount of $2.0 million were used to fund certain start-up and other expenses associated with the Private Offering. The loans were repaid in full upon the closing of the Private Offering. The Company recognized interest expense relating to these loans of $33,000 during the period from May 23, 2003 (date of incorporation) to December 31, 2003.

In connection with the purchase of ESC, $571,000 of the purchase price remains outstanding and payable to ESC's former shareholders as of December 31, 2003 and is recorded in other liabilities in the consolidated balance sheet. Of this amount, $398,000 is due to certain former ECS shareholders who became employees and officers of the Company under the terms of the ESC acquisition agreement.

14.    Litigation

During the period from May 23, 2003 (date of incorporation) to December 31, 2003, CNA Financial Corporation ("CNA"), filed actions against one of the Company's executive officers, who subsequently resigned, and an action against certain other employees of the Company, all of whom had previously worked for CNA. CNA also indicated that it believed it had grounds to bring an action against the Company. The Company advanced to the defendants their costs and expenses associated with the defense of these actions. To avoid the cost and distraction of litigation with CNA, and while expressly denying any wrongdoing by the Company or its employees, the Company agreed to settle CNA's asserted and threatened claims. As part of the settlement, the Company paid CNA approximately $1.14 million. In addition, the Company incurred approximately $698,000 in costs and expenses relating to the actual and threatened litigation and the settlement thereof.

15.    Statutory financial information and dividend restrictions

The Company is subject to a 30% withholding tax on certain dividends and interest received from its U.S. subsidiaries.

The Company's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions available to shareholders without prior approval of the insurance regulatory authorities. Typically, these restrictions relate to minimum levels of solvency, capital and liquidity as defined by the relevant insurance laws and regulations.

The Bermuda Insurance Act 1978 and Related Regulations (the "Act") requires that the Company's wholly owned subsidiaries, Quanta Bermuda and Quanta U.S. Re, meet a minimum capital and surplus of $100.0 million and $1.0 million, respectively. The statutory capital and surplus of Quanta Bermuda and Quanta U.S. Re as of December 31, 2003, was approximately $478.2 million and $37.7 million, respectively.

In addition, Quanta Bermuda and Quanta U.S. Re must maintain a minimum liquidity ratio whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. As of December 31, 2003, the minimum liquidity ratio was met by both companies.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

16.    Unaudited quarterly financial information

Following is a summary of quarterly financial data for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

	Quarter Ended December 31, 2003	Period from May 23, 2003 to September 30, 2003
Net premium earned	$1,940	$—
Consulting revenues	7,890	3,790
Net investment income	1,941	349
Net realized gains on investments	109	—
Other income	126	—
Total revenues	$12,006	$4,139
Net loss and loss expenses incurred	$(1,191)	$—
Acquisition costs	$(164)	$—
Direct consulting costs	$(6,136)	$(2,501)
General and administrative expenses	$(19,330)	$(24,866)
Net loss	$(15,148)	$(23,329)

Basic loss per share	$(0.27)	$(1.75)
Diluted loss per share	$(0.27)	$(1.75)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Environmental Strategies Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Environmental Strategies Corporation and its subsidiary (the "Company") at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
April 29, 2003

ENVIRONMENTAL STRATEGIES CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2002
Assets
Cash and cash equivalents	$74,072	$72,636
Accounts receivable, net of allowance for doubtful accounts of $300,000 and $362,000, respectively ..	8,712,145	8,492,310
Accounts receivable — related parties	218,411	558,935
Prepaid expenses and other assets	511,604	373,603
Total current assets	9,516,232	9,497,484
Property and equipment, net	546,827	516,952
Security deposits	96,495	116,541
Total assets	$10,159,554	$10,130,977

Liabilities
Accounts payable	$3,218,636	$2,760,105
Accrued expenses, current	383,331	477,247
Notes payable, current	7,928	9,480
Capital lease obligations, current	—	5,098
Deferred revenue	—	97,000
Total current liabilities	3,609,895	3,348,930
Note payable, less current portion	9,480	—
Accrued expenses, less current portion	161,115	52,036
Deferred rent	222,088	258,110
Capital lease obligations, less current portion	—	21,594
Total liabilities	4,002,578	3,680,670

Commitments and contingencies (Note 10)

Shareholders' equity
Common stock, $0.01 par value; 1,100,000 shares authorized; 1,093,250 issued and outstanding as of December 31, 2001 and 2002	10,933	10,933
Capital in excess of par value	779,193	779,193
Retained earnings	5,336,850	5,660,181
Total shareholders' equity	6,156,976	6,450,307
Total liabilities and shareholders' equity	$10,159,554	$10,130,977

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2000	2001	2002
Revenues
Revenue	$28,615,955	$27,755,918	$27,238,471
Revenue — related parties (Note 8)	601,740	692,333	1,389,832
Total revenues	29,217,695	28,448,251	28,628,303
Cost and expenses
Direct costs	17,615,484	17,576,260	17,192,593
Selling, general and administrative expenses	9,112,646	8,348,092	8,156,023
Bonus expense	670,538	445,000	609,093
Total cost and expenses	27,398,668	26,369,352	25,957,709
Operating income	1,819,027	2,078,899	2,670,594
Interest income	53,471	33,503	22,737
Net income	$1,872,498	$2,112,402	$2,693,331

Weighted average common shares	1,093,250	1,093,250	1,093,250
Basic and diluted net income per common share	$1.71	$1.93	$2.46
Pro forma data (unaudited):
Net income as shown above	$1,872,498	$2,112,402	$2,693,331
Pro forma provision for income taxes	728,402	821,724	1,047,706
Net income adjusted for pro forma income taxes	$1,144,096	$1,290,678	$1,645,625
Pro forma basic and diluted net income per common share	$1.05	$1.18	$1.51

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	For the year ended December 31, 2000, 2001 and 2002
	Common Stock		Capital in Excess of Par Value	Retained earnings	Total
	Shares	Amount
Balance as of December 31, 1999	1,093,250	$10,933	$779,193	$6,778,950	$7,569,076
Distributions to shareholders	—	—	—	(2,997,000)	(2,997,000)
Net income	—	—	—	1,872,498	1,872,498
Balance as of December 31, 2000	1,093,250	$10,933	$779,193	5,654,448	6,444,574
Distributions to shareholders	—	—	—	(2,400,000)	(2,400,000)
Net income	—	—	—	2,112,402	2,112,402
Balance as of December 31, 2001	1,093,250	$10,933	$779,193	5,366,850	6,156,976
Distributions to shareholders	—	—	—	(2,400,000)	(2,400,000)
Net income	—	—	—	2,693,331	2,693,331
Balance as of December 31, 2002	1,093,250	$10,933	$779,193	$5,660,181	$6,450,307

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2000	2001	2002
Cash flows from operating activities
Net income	$1,872,498	$2,112,402	$2,693,331
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	293,240	254,709	257,518
Provisions for bad debts	66,050	150,000	62,000
Changes in assets and liabilities:
Accounts receivable	1,100,864	26,096	(182,689)
Prepaid expenses and other assets	99,444	(169,785)	138,001
Security deposits	10,057	13,317	(20,046)
Accounts payable	(817,152)	134,492	(458,531)
Accrued expenses	434,393	66,680	(15,163)
Deferred rent	80,792	53,116	36,022
Deferred revenue	—	—	97,000
Net cash provided by operating activities	3,140,186	2,641,027	2,607,443
Cash flows from investing activities
Purchases of property and equipment	(119,519)	(262,189)	(200,951)
Net cash used in investing activities	(119,519)	(262,189)	(200,951)
Cash flows from financing activities
Distributions to shareholders	(2,997,000)	(2,400,000)	(2,400,000)
Proceeds from notes payable	—	24,069	—
Repayment of notes payable	—	(6,661)	(7,928)
Net cash used in financing activities	(2,997,000)	(2,382,592)	(2,407,928)
Net increase (decrease) in cash	23,667	(3,754)	(1,436)
Cash at beginning of year	54,159	77,828	74,072
Cash at end of year	$77,826	$74,072	$72,636
Supplemental information
Interest paid	$552	$1,884	$1,360

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization

Environmental Strategies Corporation (the "Company") is a full-service environmental engineering, remediation, risk management and consulting firm specializing in environmental remediation, including the design and implementation of remedial investigations and feasibility studies, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence and environmental audits and risk assessments.

2.    Significant accounting policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Event Analysis Corporation. All intercompany balances and transactions have been eliminated.

The Company's significant accounting policies are as follows:

a)    Revenue recognition

Revenue is recognized when evidence of an arrangement for services exists, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured. The Company renders services under various short-term contractual arrangements, primarily on a time and materials basis. From time to time, the Company retains subcontractors to perform certain remediation services under the Company's contracts with its customers. Revenue is recognized on a gross basis when the Company is the primary obligor in the arrangement. In 2000, 2001 and 2002, approximately $8.2 million, $7.3 million and $7.0 million of direct costs, exclusive of mark-up, respectively, related to these subcontractor arrangements.

Revenue includes amounts related to services performed but not yet billed to customers at period end. Accounts receivable are liquidated within the Company's normal collection cycle. Certain arrangements allow customers to retain a portion of the invoiced amount until the completion of the related task or achievement of certain specified milestones. The Company records the retained amounts as revenue when services are provided related to contractually defined tasks or milestones, and collection is reasonably assured. These retainage arrangements occur only when specifically requested by, and negotiated with, the customer. The Company does not offer warranty or provide any other post-contract performance obligations.

Prepayments from customers are recorded as deferred revenue and reflected as revenue as the related services are performed.

b)    Cash and cash equivalents

Cash equivalents are highly liquid instruments with an original maturity of three months or less and consist of time deposits and investments in money market funds with commercial banks and financial institutions.

c)    Property and equipment

Property and equipment, which consist of furniture, equipment, and leasehold improvements, are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the related assets, ranging from five to seven years. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.

Repairs and maintenance are expensed as incurred. At the time of retirement or other disposal of property or equipment, the cost and related accumulated depreciation are deducted from their respective accounts and any resulting gain or loss is included in operations.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

d)    Costs and expenses

Direct costs consist of payroll costs associated with direct labor incurred on service engagements, other direct costs such as travel and subsistence, subcontracting and other contract expenses. Selling, general and administrative expenses include expenses such as sales and marketing, costs for information systems, finance and accounting, human resources, and other infrastructure functions related to managing and growing our business. The Company maintains a team of in-house technical consultants that assist in consulting engagements. The costs associated with the direct hours spent by such technical consultants on service engagements are included in direct costs. Costs of technical consultants associated with business development and administrative and other non-client service related activities are recorded in selling, general and administrative expenses.

e)    Income taxes (unaudited)

The Company has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code. All revenues and expenses pass directly through to the Company's shareholders and, as such, no tax liability is reflected in the financial statements of the Company. The Company converted from an S corporation to a "C Corporation" subsequent to the acquisition by Quanta Reinsurance U.S. Ltd. Accordingly, pro forma provision for income tax expense is reflected for all periods presented to reflect the Company as a C corporation.

f)    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and assumptions.

g)    Concentration of credit risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in bank accounts, which at times may exceed federally-insured limits. The Company has not experienced any losses on such accounts.

Accounts receivable consist principally of amounts due from credit-worthy companies. The Company extends credit to its customers in the normal course of business and monitors the balances of individual accounts to assess any collectibility issues. The Company has not experienced significant losses related to receivables in the past. A summary of customers accounting for significant revenue and accounts receivable balances follows:

	Revenue			Accounts Receivable
	2000	2001	2002	2001	2002
Customer A	24%	22%	20%	16%	18%
Customer B	1%	10%	13%	12%	16%
Customer C	19%	12%	3%	7%	2%

h)    Stock-based compensation

Employee stock awards under the Company's compensation plan are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. The Company provides the disclosure

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Stock-based awards to non-employees are accounted for under the provisions of SFAS No. 123. The Company did not incur any compensation expense related to stock based awards during 2000, 2001, and 2002. The pro forma net impact of applying the fair value recognition provisions of SFAS No. 123 was less than $1,000 during 2000, 2001, and 2002.

i)    Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. This evaluation consists of comparing the carrying value of the asset with the asset's expected undiscounted future cash flows. If the expected undiscounted future cash flows exceed the carrying value of the asset, no impairment is recognized. Impairment losses are measured as the difference between the carrying value of long-lived assets and their estimated fair value, based on discounted future cash flows or other methods.

j)    Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of options or warrants. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period; common stock equivalent shares are excluded from the computation if their effect is antidilutive.

k)    Comprehensive income

The Company has no items that are required to be reported in other comprehensive income.

l)    Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

m)    Recent accounting pronouncements

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and portions of Accounting Principles Bulletin Opinion 30, "Reporting the Results of Operations." This standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of this standard are not expected to have a significant effect on the Company's financial position, results of operations, or cash flows.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes fair value as the objective for initial measurement of the liability. Under EITF Issue No. 94-3, a liability for an exit cost is recognized at the date of an entity's commitment to an exit plan. The new standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe SFAS No. 146 will have a material effect on the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' ("FIN 45"). FIN 45 requires that, upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS No. 148 to have a material effect on the Company's financial position, results of operations, or cash flows.

3.    Accounts receivable

Accounts receivable, excluding accounts receivable from related parties, consist of the following:

	December 31,
	2001	2002
Billed accounts receivable	$7,525,189	$5,884,527
Unbilled accounts receivable	1,691,302	4,207,559
	9,216,491	9,408,163
Less: Allowance for doubtful accounts	(300,000)	(362,000)
	$8,916,491	$9,046,163

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

4.    Property and equipment

Property and equipment consists of:

	December 31,
	2001	2002
Furniture and equipment	$2,808,904	$3,201,917
Leasehold improvements	181,778	196,409
	2,990,682	3,218,326
Less: Accumulated depreciation	(2,443,855)	(2,701,374)
	$546,827	$516,952

The depreciation expense was approximately $293,000, $255,000 and $258,000 for the year ended December 31, 2000, 2001 and 2002, respectively. Certain equipment was financed through a capital lease. The net book value of such equipment was approximately $25,000 at December 31, 2002.

5.    Earnings per share

The following represents the calculation for net income per share:

	For the Years Ended December 31,
	2000	2001	2002
Net income	$1,872,498	$2,112,402	$2,693,331
Weighted average shares outstanding
Common stock	1,093,250	1,093,250	1,093,250
Stock options	—	—	—
Common stock and common share equivalents	1,093,250	1,093,250	1,093,250
Basic and diluted earnings per share
Basic	$1.71	$1.93	$2.46
Diluted	$1.71	$1.93	$2.46

For the years ended December 31, 2000, 2001 and 2002, options to purchase 5,250, 6,750 and 5,500 shares of common stock, respectively, were excluded from the computation of diluted earnings per share, as their inclusion would have been antidilutive.

6.    Shareholders' equity

a)    Common stock

Pursuant to a Common Stock Purchase Agreement and a related Shareholders Agreement, certain shareholders have the right of first refusal to acquire shares from other shareholders under certain conditions. In the event certain shareholders (the "Principals") become disabled or deceased, the Company may be obligated, at the option of the Principals or the Principals' estates, to repurchase up to 750,000 shares held by the Principals or their respective estates at a minimum of $13.33 per share. The Company is designated as the beneficiary on insurance policies that cover the Principals. In the event a Principal becomes disabled or deceased, the proceeds of the policies are expected to be approximately equal to the amount the Company is required to pay the Principal or its estate for the repurchase of shares. All such insurance policies effective during 2001 and 2002 were term-based.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

b)    Stock options

In 1992, the Company adopted a Stock Option Plan (the "Plan") which reserves 100,000 shares for issuance upon exercise of options granted under the Plan through 2003 and provides for the issuance of non-qualified stock options. Options granted pursuant to the Plan are subject to vesting as determined by the Board of Directors. Option grants typically vest over five years and expire ten years from the date of grant. As of December 31, 2002, there were no stock options available for issuance under the Plan.

A summary of certain Plan information related to stock options outstanding is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 1999	5,250	$15.21
Granted	—	—
Balance, December 31, 2000	5,250	$15.21
Granted	1,500	$13.72
Balance, December 31, 2001	6,750	$13.72
Granted	—	—
Expired	1,250	8.50
Balance, December 31, 2002	5,500	$14.90

At December 31, 2002, the weighted average remaining contractual life for the options outstanding was 3.49 years. All options outstanding at December 31, 2002 were fully vested.

The Company elected to follow the disclosure-only presentation of SFAS No. 123 and, consequently, makes no charge against operations in its financial statements with respect to the fair value of the options granted. To measure stock-based compensation in accordance with SFAS No. 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value per unit of options granted in 2001 was approximately $0.46. There were no option grants during 2000 and 2002. The Company used the following assumptions in estimating the fair value of options granted during 2001: risk-free rate of 2.84%, expected life of two years, volatility of zero and expected dividend of 25%.

The pro forma net impact of applying the fair value recognition provisions of SFAS No. 123 was less than $1,000 during 2000, 2001, and 2002.

7.    Profit sharing and 401(k) plan

The Company's profit sharing and 401(k) plan (the "401(k) Plan") is a trustee plan. All employees are eligible to participate in the 401(k) Plan. Contributions by the Company are 33% vested after three years of service and vesting increases 33% each year thereafter, until the fifth year of service, when the employees are 100% vested. The annual 401(k) contribution is determined based upon contributions made by participating employees and rates established annually by the Board of Directors. In 2001 and 2002, the Company contributed an amount equal to 50% of an employee's contribution up to 2.5% of the employee's salary. The Board may also approve a discretionary profit sharing contribution. The Company contributed approximately $166,000, $188,000 and $185,000 in 2000, 2001 and 2002, respectively, to match employee 401(k) contributions to the 401(k) Plan. The Company made no discretionary profit sharing contributions to the 401(k) Plan in 2000, 2001, and 2002.

8.    Related-party transactions

The Company has a contractual agreement with Industrial Recovery Capital Holdings Company (IRCC) to perform environmental remediation services for IRCC. IRCC is owned by

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

certain stockholders of the Company. At December 31, 2001 and 2002, receivables due to the Company from IRCC totaled $5,916 and $1,205, respectively, all of which were subsequently collected. For the years December 31, 2000, 2001 and 2002, revenues related to services provided to IRCC totaled $598,317, $204,142 and $188,000, respectively.

Several shareholders of the Company are also shareholders of Tinicum Inc. ("Tinicum"). At December 31, 2001 and 2002, receivables due from Tinicum totaled $8,149 and $3,877, respectively, all of which were subsequently collected. For the years ended December 31, 2000, 2001 and 2002, revenues related to services provided to Tinicum totaled $3,423, $14,038 and $102,239, respectively.

A shareholder and member of the Board of Directors of the Company was employed by Chubb Financial Solutions, Inc. ("Chubb") from January 2001 until June 2003. The Company provides consulting services to Chubb. For the years ended December 31, 2000, 2001 and 2002, revenues related to services provided to Chubb totaled $0, $474,153 and $1,099,593, respectively. At December 31, 2001 and 2002, receivables due from Chubb totaled $204,346 and $553,853, respectively.

Revenue and accounts receivable from IRCC, Tinicum and Chubb are reported separately as transactions from related parties on the financial statements.

9.    Line of credit

As of December 31, 2002, the Company had a line of credit with a United States commercial bank in the amount of $1,000,000. Any borrowings from the line of credit are secured by Business Assets of the Company, as defined under the applicable credit agreement. The interest rate charged is subject to change from time to time based on changes in an index, which is the base rate as set by the bank (4.75% at December 31, 2002). In 2001 and 2002, the Company did not draw against the line of credit.

10.    Commitments and contingencies

a)    Leases

The Company leases office space and furniture and equipment under operating lease agreements. Certain leases include an escalation clause that calls for annual increases to the base rental payments. Rent expense is being recognized on a straight-line basis over the respective lease term.

Future minimum payments under operating and capital lease obligations are as follows:

Year ending December 31,	Operating	Capital
2003	$1,453,895	$7,459
2004	1,285,424	7,459
2005	1,184,275	7,459
2006	1,192,674	7,459
2007	1,087,945	3,108
Thereafter	164,163	—
	$6,368,376	32,944
Interest		(6,252)
		26,692
Capital lease obligations, current		(5,098)
Capital lease obligations, non-current		$21,594

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

Rent expense under operating leases was approximately $1,558,000, $1,622,000 and $1,693,000 in 2000, 2001 and 2002, respectively.

b)    Litigation

At December 31, 2002, the Company was a party to a litigation that arose out of a dispute with a third party related to a letter of intent to lease certain premises. Such litigation is currently in the discovery stage. The Company believes that existing reserves recorded of $60,000 are adequate to cover any costs incurred as a result of the litigation given management's assessment of the potential exposure. However, the final outcome of the litigation may differ from the Company's estimate.

The Company is involved in other legal actions arising in the ordinary course of business.

Management believes that such litigation and claims generally are without merit and that the outcome will not have a material effect on the Company's financial position or results of operations.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

ENVIRONMENTAL STRATEGIES CORPORATION
Schedule II
Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year Ended December 31, 2000	$148,500	66,050	(13,550)	$201,000
Year Ended December 31, 2001	$201,000	150,000	(51,000)	$300,000
Year Ended December 31, 2002	$300,000	62,000	—	$362,000

Report of Independent Auditors

To the Shareholder of Environmental Strategies Consulting, LLC
(formerly, "Environmental Strategies Corporation")

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Environmental Strategies Consulting, LLC and its subsidiaries (the "Company") at September 3, 2003 and December 31, 2002 and the results of their operations and their cash flows for the period from January 1, 2003 to September 3, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
December 5, 2003

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	September 3, 2003
Assets
Cash and cash equivalents	$72,636	$412,847
Accounts receivable, net of allowance for doubtful accounts of $362,000	8,492,310	9,601,906
Accounts receivable — related parties	558,935	331,868
Prepaid expenses and other assets	373,603	366,793
Total current assets	9,497,484	10,713,414
Property and equipment, net	516,952	431,369
Security deposits	116,541	104,671
Total assets	$10,130,977	$11,249,454
Liabilities
Accounts payable	$2,760,105	$3,272,562
Accrued expenses, current	477,247	1,380,174
Notes payable, current	9,480	3,757
Capital lease obligations, current	5,098	5,437
Deferred income	97,000	191,816
Total current liabilities	3,348,930	4,853,746
Accrued expenses, less current portion	52,036	34,702
Deferred rent	258,110	292,487
Capital lease obligations, less current portion	21,594	17,934
Total liabilities	3,680,670	5,198,869
Commitments and contingencies (Note 3)
Shareholders' equity
Common stock, $0.01 par value; 1,100,000 shares authorized; 1,093,250 issued and outstanding as of December 31, 2002 and September 3, 2003	10,933	10,933
Capital in excess of par value	779,193	779,193
Retained earnings	5,660,181	5,260,459
Total shareholders' equity	6,450,307	6,050,585
Total liabilities and shareholders' equity	$10,130,977	$11,249,454

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the period January 1 to September 30, 2002	For the period January 1 to September 3, 2003
	(unaudited)
Revenues
Consulting revenue	$19,815,877	$19,397,505
Consulting revenue — related parties	1,041,020	952,358
Total revenues	20,856,897	20,349,863
Expenses
Direct consulting costs	12,423,597	12,992,356
Selling, general and administrative expenses	6,049,262	5,771,203
Bonus expense	432,406	199,812
Total expenses	18,905,265	18,963,371
Operating income	1,951,632	1,386,492
Interest and other income	15,244	13,786
Net income	$1,966,876	$1,400,278
Weighted average common shares	1,093,250	1,093,250
Basic and diluted net income per common share	$1.80	$1.28
Pro forma data (unaudited):
Net income as shown above	$1,966,876	$1,400,278
Pro forma provision for income taxes	765,115	544,708
Net income adjusted for pro forma income taxes	$1,201,761	$855,570
Pro forma basic and diluted net income per common share	$1.10	$0.78

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount
Balance as of December 31, 2002	1,093,250	$10,933	$779,193	$5,660,181	$6,450,307
Distributions to shareholders	—	—	—	(1,800,000)	(1,800,000)
Net income	—	—	—	1,400,278	1,400,278
Balance as of September 3, 2003	1,093,250	$10,933	$779,193	$5,260,459	$6,050,585

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period January 1 to September 30, 2002	For the period January 1 to September 3, 2003
	(unaudited)
Cash flows from operating activities
Net income	$1,966,876	$1,400,278
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	165,043	151,225
Changes in assets and liabilities:
Accounts receivable	1,774,365	(882,529)
Prepaid expenses and other assets	283,636	6,810
Security deposits	(26,513)	11,870
Accounts payable	(1,385,011)	512,457
Accrued expenses	657,244	885,593
Deferred rent	44,787	34,377
Deferred revenue	—	94,816
Net cash provided by operating activities	3,480,427	2,214,897

Cash flows used in investing activities
Purchases of property and equipment	(171,224)	(65,642)
Net cash used in investing activities	(171,224)	(65,642)

Cash flows used in financing activities
Distributions to shareholders	(2,000,000)	(1,800,000)
Repayment of notes payable	(5,868)	(5,723)
Repayment of capital lease obligations	—	(3,321)
Net cash used in financing activities	(2,005,868)	(1,809,044)
Net increase in cash	1,303,335	340,211
Cash at beginning of period	74,072	72,636
Cash at end of period	$1,377,407	$412,847

Supplemental Information
Cash interest paid	$1,106	$3,831

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Data for the nine month period ended September 30, 2002 is unaudited)

1.	Organization

Environmental Strategies Corporation (the "Company") is a full-service environmental engineering, remediation, risk management and consulting firm specializing in environmental remediation, including the design and implementation of remedial investigations and feasibility studies, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence and environmental audits and risk assessments.

On September 3, 2003, the Company was acquired by Quanta Reinsurance U.S. Ltd. ("Quanta U.S. Re") (see Note 16). Concurrent with the acquisition, the Company was renamed to Environmental Strategies Consulting LLC.

2.	Significant accounting policies

The consolidated financial statements include the accounts of Environmental Strategies Corporation and its wholly owned subsidiary Events Analysis Corporation. All intercompany balances and transactions have been eliminated.

a)	Consulting revenues

Consulting revenue is recognized when evidence of arrangement exists, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured. The Company renders services under various short-term contractual arrangements, primarily on a time and materials basis. From time to time, the Company retains subcontractors to perform certain remediation services under the Company's contracts with its customers. Revenue is recognized on a gross basis when the Company is the primary obligor in the arrangement. For the nine months ended September 30, 2002 and the period from January 1 through September 3, 2003 and for, approximately $4.6 million and $6.9 million of direct costs, exclusive of mark-up, respectively, related to these subcontractor arrangements.

Consulting revenue includes amounts related to services performed but not yet billed to customers at period end. Accounts receivable are settled within the Company's normal collection cycle. Certain arrangements allow customers to retain a portion of the invoiced amount until the completion of the related task or achievement of certain specified milestones. The Company records the retained amounts as revenue when services are provided related to contractually defined tasks or milestones, and collection is reasonably assured. These retainage arrangements occur only when specifically requested by, and negotiated with, the customer. The Company does not offer warranty or provide any other post-contract performance obligations.

Prepayments from customers are recorded as deferred income in the consolidated balance sheets and recognized in the consolidated statement of operations as consulting revenue as the related services are performed.

b)	Cash and cash equivalents

Cash equivalents are highly liquid instruments with an original maturity of three months or less and consist of time deposits and investments in money market and similar funds with commercial banks and financial institutions.

c)	Property and equipment

Property and equipment, which consist of furniture, equipment, and leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is computed

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

using the accelerated method over the estimated useful lives of the related assets, ranging from five to seven years. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.

Repairs and maintenance are expensed as incurred. At the time of retirement or other disposal of property or equipment, the cost and related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in the consolidated statement of operations.

d)	Costs and Expenses

Direct consulting costs consist of payroll costs associated with direct labor incurred on consulting engagements, other direct costs such as travel and subsistence, subcontracting and other contract expenses. The Company maintains a team of in-house technical consultants that assist in consulting engagements. The costs associated with the time spent by such technical consultants on service engagements are included in direct consulting costs.

Selling, general and administrative expenses include all other expenses such as sales and marketing, costs for information systems, finance and accounting, human resources, and other infrastructure functions related to managing and growing the Company's business. Costs of technical consultants associated with business development and administrative and other non-client service related activities are recorded in selling, general and administrative expenses.

e)	Income taxes (unaudited)

The Company has elected to be taxed as an S Corporation. All revenues and expenses pass directly through to the shareholders and, as such, no tax liability is reflected in the financial statements of the Company. The Company converted from an S corporation to a "C Corporation" subsequent to the acquisition by Quanta Reinsurance U.S. Ltd. Accordingly, pro forma provision for income tax expense is reflected for all periods presented to reflect the Company as a C corporation.

f)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and assumptions.

3.	Concentration of credit risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

Accounts receivable consist principally of amounts due from large, credit worthy companies. The Company extends credit to its customers in the normal course of business and monitors the balances of individual accounts to assess any collectibility issues. The Company has not experienced significant losses related to receivables in the past. A summary of customers accounting for significant consulting revenue for the periods ended September 30, 2002 and September 3, 2003 and accounts receivable balances as of December 31, 2002 and September 3, 2003 is as follows:

	Consulting revenue Period ended		Accounts receivable As of
	September 30, 2002	September 3, 2003	December 31, 2002	September 3, 2003
Customer A	20%	23%	18%	15%
Customer B	9%	10%	16%	4%
Customer C	3%	9%	1%	23%

4.	Stock-based compensation

Employee stock awards under the Company's compensation plan are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. The Company provides the disclosure required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company did not incur any compensation expense related to employee stock awards during the nine months ended September 30, 2002 and the period ended September 3, 2003. The pro forma net impact of applying the fair value recognition provisions of SFAS No. 123 was less than $1,000 for the periods ended September 30, 2002 and September 3, 2003.

5.	Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of options or warrants. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period; common stock equivalent shares are excluded from the computation if their effect is antidilutive.

6.	Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. This evaluation consists of comparison of the carrying value of the asset with the asset's expected undiscounted future cash flows. If the expected undiscounted future cash flows exceed the carrying value of the asset, no impairment is recognized. Impairment losses are measured as the difference between the carrying value of long-lived assets and their fair value, based on discounted future cash flows or other methods.

7.	Comprehensive income

The Company has no items that are required to be reported in other comprehensive income.

8.	Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that is applicable to financial statements issued for fiscal years

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and portions of Accounting Principles Bulletin Opinion 30, "Reporting the Results of Operations." This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The adoption of this Standard did not have a significant effect on the Company's financial position, results of operations, or cash flows.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes that fair value is the objective for initial measurement of the liability. Under EITF Issue No. 94-3, a liability for an exit cost is recognized at the date of an entity's commitment to an exit plan. The Company does not believe SFAS 146 will have a material effect on the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ended after December 15, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS 148 did not have a material effect on the Company's financial position, results of operations, or cash flows.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

9.	Accounts Receivable

Accounts receivable, excluding accounts receivable from related parties, consist of the following:

	December 31, 2002	September 3, 2003
Billed accounts receivable	$7,661,237	$5,884,527
Unbilled accounts receivable	1,746,926	4,207,559
	9,408,163	10,092,086
Less: Allowance for doubtful accounts	(362,000)	(362,000)

	$9,046,163	$9,730,086

10.	Property and Equipment

Property and equipment consists of:

	December 31, 2002	September 3, 2003

Furniture and equipment	$3,021,917	$3,087,559
Leasehold improvements	196,409	196,409
	3,318,326	3,283,968
Less:Accumulated depreciation	(2,701,374)	(2,852,599)
	$516,952	$431,369

The depreciation expense was approximately $165,000 and $151,000 for the nine months ended September 30, 2002 and for the period ended September 3, 2003, respectively. The Company financed $29,446 of equipment through a capital lease. The related accumulated depreciation totaled $7,700 as of September 3, 2003.

11.	Employee benefit plans

a)	Options and stock based compensation

In 1992, the Company adopted a Stock Option Plan (the "Plan") which reserves 100,000 shares for granting of options through 2003 and provides for the issuance of non-qualified stock options. Options granted pursuant to the Plan are subject to vesting as determined by the Board of Directors that is typically over five years and expire ten years from the date of grant. As of September 3, 2003, there were no options available for future grant.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

A summary of certain Plan information related to stock options outstanding is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2001	6,750	$13.72
Granted during period	—	—
Expired during period	1,250	8.50
Balance, December 31, 2002	5,500	$14.90

Expired and exercised during period	(5,500)	8.50
Balance, September 3, 2003	—	$—

All options outstanding as of September 3, 2003 were fully vested and exercised on the acquisition of the Company by Quanta U.S. Re.

The Company elected the disclosure-only presentation of SFAS123 and, consequently, makes no charge against operations in the financial statements with respect to the fair value of the options granted. To measure stock-based compensation in accordance with SFAS 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.

The pro forma net impact of applying the fair value recognition provisions of SFAS No. 123 was less than $1,000 for the nine months ended September 30, 2002 and the period ended September 3, 2003.

b)	Profit Sharing and 401(k) Plan

The Company's profit sharing and 401(k) plan (the Plan) is a trustee plan. All employees are eligible to participate in the Plan immediately. Contributions by the Company are 33% vested after three years of service and vesting increases 33% each year thereafter, until the fifth year of service, when the employees are 100% vested. The annual 401(k) contribution is determined based upon contributions made by participating employees and rates established annually by the Board of Directors. For the periods ended September 30, 2002 and September 3, 2003, the Company contributed 50% of an employee's contribution up to 2.5% percent of the employee's salary. The Board may also approve a discretionary profit sharing contribution. The Company contributed approximately $125,000 and $118,000 during the periods ended September 30, 2002 and September 3, 2003, respectively, to match employee 401(k) contributions to the Plan. The Company made no discretionary profit sharing contributions to the Plan in 2002 and 2003.

12.	Related-Party Transactions

The Company has a contractual agreement with Industrial Recovery Capital Holdings Company (IRCC) to perform environmental remediation services for IRCC. The shareholders of the Company are 60% shareholders in IRCC. As of December 31, 2002 and September 3, 2003, receivables due to the Company from IRCC totaled $1,205 and $154,653, respectively. For the nine months ended September 30, 2002 and the period ended September 3, 2003, revenues related to services provided to IRCC totaled $160,284 and $257,276, respectively.

Several shareholders of the Company are also shareholders of Tinicum Inc. (Tinicum). As of December 31, 2002 and September 3, 2003, receivables due from Tinicum totaled $3,877

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

and $49,035, respectively, which were subsequently collected. For the periods ended September 30, 2002 and September 3, 2003, revenues related to services provided to Tinicum totaled $102,174 and $45,157, respectively.

A shareholder and member of the Board of Directors of the Company was employed by Chubb Financial Solutions, Inc. ("Chubb") from January 2001 until June 2003. The Company provides consulting services to Chubb. As of December 31, 2002 and September 3, 2003, receivables due from Chubb totaled $553,853 and $128,180, respectively. For the nine months ended September 30, 2002 and the period ended September 3, 2003, revenues related to services provided to Chubb totaled $778,562 and $649,925, respectively.

Revenue and accounts receivable from IRCC, Tinicum and Chubb are reported separately as transactions from related parties in the consolidated financial statements.

13.	Line of Credit

As of September 3, 2003, the Company had a line of credit with a United States commercial bank in the amount of $1,000,000. Any borrowings from the line of credit are secured by Business Assets of the Company, as defined in the applicable credit arrangement. The interest rate charged is subject to change from time to time based on changes in an index, which is the base rate (4.75% as of December 31, 2002 and 4% as of September 3, 2003) as set by the bank. The Company did not draw against the line of credit during 2002 or 2003.

14.	Commitments and Contingencies

a)	Leases

The Company leases office space and furniture and equipment under operating lease agreements. The Company's lease agreement for its headquarters expires in March 2008. The lease includes an escalation clause that calls for annual increases to the base rental payments. Rent expense is being recognized on a straight-line basis over the respective lease term.

Future minimum payments under operating and capital lease obligations are as follows:

Year ending December 31,	Operating	Capital
2003	$491,627	$2,486
2004	1,436,739	7,459
2005	1,296,342	7,459
2006	1,304,740	7,459
2007	1,192,522	3,108
2008 and thereafter	182,303	—
	$5,904,273	27,971
Interest		(4,600)
		23,371
Capital lease obligations, current		(5,437)
Capital lease obligations, non-current		$17,934

Rent expense under operating leases was approximately $1,345,000 and $1,047,000 in for the periods ended September 30, 2002 and September 3, 2003, respectively.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

b)	Litigation

As of September 3, 2003, the Company was a party to a litigation that arose out of a dispute with a third party related to a Letter of Intent to lease certain premises. In October 2003, the Company settled the dispute for $49,000.

15.	Subsequent Event

On July 17, 2003, the Company's shareholders entered into a purchase agreement with Quanta U.S. Re to sell all of the Company's outstanding stock for a cash purchase price of $16.5 million, subject to adjustment based on the Company's working capital as of the closing date (September 3, 2003). The adjustment resulted in an additional payment to the Company's shareholders of $0.7 million. Under the purchase agreement, the Company's shareholders also have a right to receive an earn-out payment of up to $5.0 million if the Company achieves specified financial results for the two-year period ending December 31, 2005.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

ENVIRONMENTAL STRATEGIES CONSULTING LLC
Schedule II
Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:

Year Ended December 31, 2001	$201,000	150,000	(51,000)	$300,000

Year Ended December 31, 2002	$300,000	62,000	—	$362,000

Period from January 1, 2003 to September 3, 2003	$362,000	—	—	$362,000

Report of Independent Auditors

To the Board of Directors and Shareholder of
National Farmers Union Standard Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of National Farmers Union Standard Insurance Company (a wholly-owned subsidiary of National Farmers Union Property and Casualty Company) at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
November 12, 2003

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
BALANCE SHEETS

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	December 31,
	2002	2001
Assets
Fixed maturity investments, at fair value (cost: $49,119 and $43,082)	$51,359	$43,027
Short-term investments, at amortized cost (which approximates fair value)	3,909	6,835
Other investments, at cost	179	204
Total investments	55,447	50,066
Cash and cash equivalents	54	11
Insurance premiums receivable	4,474	3,715
Reinsurance recoverable on paid and unpaid losses	3,164	3,575
Deferred acquisition costs	1,770	1,574
Investment income accrued	836	753
Current federal income tax recoverable	491	—
Deferred federal income tax asset	264	740
Receivable from affiliate	—	49
Other assets	42	44
Total assets	$66,542	$60,527
Liabilities
Loss and loss adjustment expense reserves	$22,953	$18,218
Unearned insurance premiums	9,156	8,015
Current federal income tax payable	—	1,883
Accounts payable and other liabilities	660	1,602
Payable to affiliates	845	—
Total liabilities	33,614	29,718
Stockholder's equity
Common Stock at $1 par value per share — authorized 5,000,000 shares;
Issued and outstanding 4,200,000 shares	4,200	4,200
Paid-in capital	2,200	2,200
Retained earnings	25,072	24,445
Accumulated other comprehensive income (loss), after tax	1,456	(36)
Total common stockholder's equity	32,928	30,809
Total liabilities and stockholder's equity	$66,542	$60,527

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Year ended December 31,
	2002	2001	2000
Revenues:
Earned insurance premiums	$23,537	$22,374	$18,719
Net investment income	2,524	2,545	2,522
Net realized gains (losses)	1,346	709	(470)
Other revenue	26	5	—
Total revenues	27,433	25,633	20,771
Expenses:
Loss and loss adjustment expenses	17,209	14,017	13,499
Insurance acquisition expenses	3,614	3,188	2,458
General and administrative expenses	4,181	3,660	3,861
Total expenses	25,004	20,865	19,818
Pretax income	2,429	4,768	953
Federal income tax expense	(802)	(1,576)	(129)
Net income	1,627	3,192	824
Net change in unrealized gains, net of tax	1,492	964	78
Comprehensive net income	$3,119	$4,156	$902
Dividends declared and paid to the common stockholder	$1,000	$—	$—

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF STOCKHOLDER'S EQUITY

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Stockholder's equity	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss) net of tax
Balances at January 1, 2000	$25,751	$3,000	$2,200	$21,629	$(1,078)
Net income	824	—	—	824	—
Net change in unrealized gains, net of tax	78	—	—	—	78
Common stock dividend	—	1,200	—	(1,200)	—
Balances at December 31, 2000	$26,653	$4,200	$2,200	$21,253	$(1,000)

Net income	3,192	—	—	3,192	—
Net change in unrealized gains, net of tax	964	—	—	—	964
Balances at December 31, 2001	$30,809	$4,200	$2,200	$24,445	$(36)

Net income	1,627	—	—	1,627	—
Net change in unrealized gains, net of tax	1,492	—	—	—	1,492
Dividends declared	(1,000)	—	—	(1,000)	—
Balances at December 31, 2002	$32,928	$4,200	$2,200	$25,072	$1,456

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Year ended December 31,
	2002	2001	2000
Cash flows from operations:
Net income	$1,627	3,192	824
Charges (credits) to reconcile net income to cash flows from operations:
Deferred federal income tax benefit	(326)	(282)	(125)
Net change in current federal income taxes receivable and payable	(2,374)	1,736	(278)
Net realized (gains) losses	(1,346)	(709)	470
Net change in:
Reinsurance recoverable on paid and unpaid losses	411	(680)	(1,024)
Loss and loss adjustment expense reserves	4,735	1,682	3,562
Insurance premiums receivable	(759)	(1,822)	(740)
Unearned insurance premiums	1,141	2,029	633
Deferred acquisition costs	(196)	(185)	(81)
Other, net	(36)	579	18
Net cash flows provided by operations	2,877	5,540	3,259
Cash flows from investing activities:
Net decrease (increase) in short-term investments	2,926	(3,272)	(1,087)
Sales of fixed maturity investments	49,395	35,832	545
Redemptions, calls and maturities of fixed maturity investments	727	341	3,725
Sales of common stocks and other investments	35	1,094	34
Purchases of fixed maturity investments	(54,917)	(39,490)	(6,505)
Purchases of common stocks	—	(50)	—
Net cash flows used for investing activities	(1,834)	(5,545)	(3,288)
Cash flows from financing activities:
Cash dividends paid to the common stockholder	(1,000)	—	—
Net cash flows used for financing activities	(1,000)	—	—
Net increase (decrease) in cash and cash equivalents during period	43	(5)	(29)
Cash and cash equivalent balances at beginning of period	11	16	45
Cash and cash equivalent balances at end of period	$54	11	16
Supplemental cash flows information:
Net income taxes paid	(3,502)	(122)	(432)

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

NOTE 1 — NATURE OF OPERATIONS

National Farmers Union Standard Insurance Company ("NFU Standard") was incorporated in 1968 and is principally engaged in property and casualty insurance operations. NFU Standard is domiciled in Colorado and was licensed in 41 states at December 31, 2002.

NFU Standard is a wholly owned subsidiary of National Farmers Union Property and Casualty Company ("NFU"), a wholly owned subsidiary of OneBeacon Insurance Group ("OneBeacon"). On June 1, 2001, White Mountains Insurance Group, Ltd. ("White Mountains"), the ultimate parent company, acquired OneBeacon.

NOTE 2 — SUBSEQUENT EVENT

On September 29, 2003, NFU entered into an agreement to sell all of the outstanding capital stock of NFU Standard for a purchase price equal to the aggregate of $8.6 million plus an amount equal to the book value of specified securities held by NFU Standard on the closing date. This acquisition is conditioned on the receipt of regulatory approval.

NFU agreed that it will assume from NFU Standard all of its underwriting contracts and all of its liabilities and assets as of the closing date provided, however, that not less than $13.0 million in policyholders' surplus shall remain in NFU Standard. If NFU is unable to assume, as a compete Transfer and Assumption, any of the historical insurance business of NFU Standard at the effective date and time because NFU shall not have received regulatory approval pending rate and form filings or any other regulatory reason, NFU shall 100% reinsure NFU Standard for any and all premium, losses and expenses relating to such business as renewed until such approval is received.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of NFU Standard have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less. Short-term investments consist of investments that have a maturity of one year or less at the date of purchase.

Fixed maturity investments are designated as available-for-sale. Available-for-sale securities are reported at estimated fair value, with changes in fair value reflected in other comprehensive income net of applicable federal income taxes. Estimated fair values are based on quoted values. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Investment losses that are other than temporary are recognized in earnings.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

Other investments, principally mortgage loans made by NFU Standard to unrelated parties, are reported at cost, which approximated fair value as of the balance sheet dates presented.

Investment income is recorded when earned. Realized investment gains and losses are recognized using the specific identification method.

Earned and Unearned Insurance Premiums

Premiums are recognized as revenue over the coverage period of policies written on a daily pro rata basis. Unearned insurance premiums represent the portion of premiums written relating to the remaining term of each policy. NFU Standard's down payment requirements and conservative credit terms serve to significantly reduce its exposure to uncollectible earned premiums. Cancellations by NFU Standard due to non-payment by its policyholders typically result in coverage effective through a calculated "paid-to" date with no additional cash due. As a result, NFU Standard's exposure to uncollectible earned premiums is generally limited to receivables generated from endorsement or audit activity, which may require a policyholder to pay additional earned premiums even after the cancellation date.

As of December 31, 2002 and 2001, NFU Standard had no established allowance for uncollectible earned premiums. For the years ended December 31, 2002, 2001 and 2000, NFU Standard incurred $34, $31 and $46 in write-offs relating to uncollectible earned premiums.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred. Deferred policy acquisition costs are amortized over the coverage period of the related insurance policies. Balances of deferred policy acquisition costs are regularly evaluated for recoverability and amounts not expected to be recoverable are expensed.

Loss and Loss Adjustment Expenses

Liabilities for loss and loss adjustment expenses ("LAE") are comprised of case basis estimates for claims and claim expenses reported prior to year-end and estimates of incurred but not reported losses and loss expenses, net of estimated salvage and subrogation recoverable. These estimates are recorded gross of reinsurance, are not discounted and are continually reviewed and updated with any resulting adjustments reflected in current operating results.

Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are regarded as the most uncertain reserve segment and are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. NFU Standard's own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate NFU Standard's own experience, and can be especially useful for estimating costs of new business.

Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The collectibility of reinsurance recoverables is subject to the solvency of the reinsurers. NFU Standard is selective in regard to its reinsurers, principally placing reinsurance with those reinsurers with a strong financial condition, industry ratings and underwriting ability. NFU Standard monitors the financial condition and ratings of its reinsurers on an ongoing basis.

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premiums written. Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

Federal Income Taxes

NFU Standard is included in the consolidated U.S. tax return of OneBeacon Insurance Group. Under a written tax sharing arrangement with OneBeacon, for periods subsequent to May 31, 2001, the National Farmer's Union Group (as defined in the agreement as being NFU Standard and NFU) is allocated tax based upon the liability of the group if it had filed its return on a stand-alone basis. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year.

NFU Standard was formerly included in the consolidated life/non-life U.S. tax return of OneBeacon Insurance Group (known at that time as CGU Corporation). Under a written tax sharing arrangement with CGU Corporation, for periods prior to June 1, 2001, the National Farmer's Union Group (as defined in the agreement as being NFU Standard and NFU) was allocated tax based upon the liability of the group as if it had filed its return on a stand-alone basis. Under the former agreement, in the event that one of the members of the National Farmers Union Group had taxable income and the other member had a taxable loss, the member with the taxable income would reimburse the loss member for the use of those losses.

Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on NFU Standard.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

NOTE 4 — INVESTMENTS

The cost or amortized cost and estimated fair values of fixed maturities at December 31 were as follows:

2002	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency obligations	$25,745	$782	$—	$26,527
Obligations of states and political subdivisions	3,148	290	—	3,438
Corporate obligations	19,422	1,259	—	20,681
Preferred stocks	804	—	(91)	713
Total fixed maturities	$49,119	$2,331	$(91)	$51,359

2001
U.S. government and agency obligations	$13,142	$285	$(62)	$13,365
Obligations of states and political subdivisions	3,308	129	—	3,437
Corporate obligations	25,077	34	(352)	24,759
Preferred stocks	1,555	21	(110)	1,466
Total fixed maturities	$43,082	$469	$(524)	$43,027

The cost or amortized cost and estimated fair values of fixed maturities by contractual maturity at December 31, 2002 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Estimated Fair Value
Due in one year or less	$1,962	$1,989
Due after one year through five years	20,485	21,710
Due after five years through ten years	23,863	24,763
Due after ten years	2,005	2,184
Preferred stocks	804	713
Total	$49,119	$51,359

Fixed maturities with carrying values of $12,593 and $8,763 were on deposit with insurance regulatory authorities as required by law at December 31, 2002 and 2001, respectively.

Temporary losses on investment securities are recorded as unrealized losses. Temporary losses do not impact net income but do reduce comprehensive net income and shareholder's equity. Unrealized losses subsequently identified as other-than-temporary impairments are recorded as realized losses.

During the year ended December 31, 2001, NFU Standard recorded $83 in pretax other-than-temporary impairment charges on its portfolio of fixed maturity investments. Of this charge, $57 related to NFU Standard's investments in Preferred Stock of Southern

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

California Edison Company and $26 related to NFU Standard's investment in Preferred Stock of Pacific Gas and Electric. NFU Standard recorded impairment on these investments during 2001 since: (i) its unrealized loss position on these securities was greater than 20% of NFU Standard's initial cost for a period of more than six months, and (ii) since NFU Standard did not expect that the value of these investment would recover in the near term. NFU Standard did not record any other-than-temporary impairment charges for the years ended December 31, 2002 and 2000.

Information relating to NFU Standard's investments for the years ended December 31 is shown below:

	2002	2001	2000
Proceeds from sales, redemptions, calls and maturities	$50,122	$37,011	$4,270
Gross realized gains	1,567	1,332	5
Gross realized losses	(221)	(623)	(475)
Write-downs resulting from other than temporary impairments included in net realized gains	$—	$83	$—

The components of net investment income for the years ended December 31 were as follows:

	2002	2001	2000
Fixed maturities	$2,395	$2,200	$2,191
Short-term investments	96	172	115
Other investment income	167	221	302
Gross investment income	2,658	2,593	2,608
Less: investment expenses	134	48	86
Net investment income	$2,524	$2,545	$2,522

NFU Standard participates in a securities lending program whereby it loans investment securities to other institutions for short periods of time. NFU Standard receives a fee from the borrower in return for the use of its assets. The program initially requires collateral equal to 102% of the fair value of the loaned securities, which is held by a third party. The fair value of the collateral is evaluated daily and, in the event it falls below 100% of the fair value of the loaned securities, NFU Standard has the right to demand that it be immediately increased to an amount equal to 102% of the fair value of the loaned securities. All securities loaned can be redeemed on short notice. The total market value of NFU Standard's securities on loan at December 31, 2002 was $9,770 with corresponding collateral of $9,882.

NOTE 5 — UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

Loss and LAE reserves are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. NFU Standard establishes estimates of amounts recoverable from its reinsurers in a manner consistent with the claim liability covered by the reinsurance contracts, net of an allowance for uncollectible amounts. Net loss and LAE reserves represent gross loss and LAE reserves reduced by reinsurance recoverable on unpaid losses. NFU Standard's Loss and LAE reserves represent management's best estimate of reserves based on a composite of the results of the various actuarial methods, as well as consideration of known facts and trends. NFU Standard believes

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

that its reserves are reasonably stated; however, since the process of estimating Loss and LAE reserves involves a considerable degree of judgment by management, ultimate loss and LAE for past accident years may deviate, perhaps materially, from the amounts currently reflected.

Changes in the liability for unpaid losses and LAE for the years ended December 31 were as follows:

	2002	2001	2000
Beginning of year:
Gross	$18,218	$16,535	$12,974
Less reinsurance recoverables	(3,575)	(2,670)	(1,637)
Net	14,643	13,865	11,337

Incurred losses and LAE relating to:
Current year	15,508	14,314	11,993
Prior years	1,701	(297)	1,506
Total incurred losses and LAE	17,209	14,017	13,499

Paid losses and LAE related to:
Current year	(6,331)	(6,379)	(6,033)
Prior years	(5,732)	(6,860)	(4,938)
Total paid losses and LAE	(12,063)	(13,239)	(10,971)

End of year:
Net	19,789	14,643	13,865
Plus reinsurance recoverables	3,164	3,575	2,670
Gross	$22,953	$18,218	$16,535

The Company recorded $1.7 million and $1.5 million of net unfavorable loss reserve development on prior accident year loss and LAE reserves for the years ending 2002 and 2000, respectively, and $.3 million of favorable development on prior accident year loss and LAE reserves for the year ending 2001.

The net unfavorable development in 2002 was primarily related to higher than anticipated settlement costs within the Company's Other Liability and Auto Liability lines. Other Liability was largely driven by seven claims occurring in 2000 which did not emerge until 2002. Auto Liability had shown favorable development on prior years during 2000 and 2001 but, in 2002, there was an increase in prior year reserves resulting from higher than expected settlement costs.

The net unfavorable development in 2000 was primarily related to higher than anticipated settlement costs within the Company's Worker Compensation line. In 2000, Workers Compensation claims handling for the Company's Telephone Insurance business changed from regional offices in Salt Lake City, Utah and Minneapolis, Minnesota to a consolidated claims handling office in Colorado. New claims adjusters and managers were assigned claims handling duties. As a result, the Company performed a review of its Workers Compensation case reserves. This review led to case reserve increases in response to anticipated increases in medical costs and increased life expectancies.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

NOTE 6 — REINSURANCE

In the normal course of business, NFU Standard enters into reinsurance agreements to limit losses from large exposures and recover a portion of the direct losses. This ceding of insurance does not discharge the original issuer from primary liability to its policyholders, and to the extent that a reinsurer would be unable to meet its obligations, NFU Standard would be liable. Management of NFU Standard believes its reinsurers are financially sound and will continue to meet their obligations.

The effects of reinsurance for the years ended December 31 were as follows:

	2002	2001	2000
Premiums written:
Direct	$28,468	$25,214	$21,073
Ceded	(3,804)	(732)	(1,711)
Net	$24,664	$24,482	$19,362

Premiums earned:
Direct	$27,327	$23,328	$20,439
Ceded	(3,790)	(954)	(1,720)
Net	$23,537	$22,374	$18,719

Losses and loss adjustment expenses:
Direct	$16,940	$15,105	$16,363
Ceded	269	(1,088)	(2,864)
Net	$17,209	$14,017	$13,499

During 2002, NFU and NFU Standard entered into a reinsurance agreement with Towers Perrin Reinsurance that provides NFU and NFU Standard with $9,000 in reinsurance protection for property losses in excess of $1,000. The cost to NFU Standard for the Towers Perrin for this layer of coverage was $381. In addition, during 2002 any property losses in excess of $10,000 were covered up to $40,500 by OneBeacon's reinsurance program covering its subsidiaries, including NFU Standard. The cost to NFU Standard for the OneBeacon layer of coverage was $240. During 2001, OneBeacon provided NFU Standard with $2,000 in reinsurance protection for property losses in excess of $1,000 at a total cost to NFU Standard of $28. In addition, during 2001, any property losses in excess of $3,000 were covered up to $122,000 by OneBeacon's reinsurance program covering its subsidiaries, including NFU Standard at a total cost to NFU Standard of $28.

During 2002, NFU and NFU Standard entered into a reinsurance agreement with Towers Perrin Reinsurance that provides NFU and NFU Standard with $4,000 in reinsurance protection for casualty losses in excess of $1,000. The cost to NFU Standard for the Towers Perrin layer of coverage was $871. In addition, during 2002 any casualty losses in excess of $5,000 would be covered up to $55,000 by OneBeacon's reinsurance program covering its subsidiaries, including NFU Standard. The cost to NFU Standard for the OneBeacon layer of coverage was $300. During 2001, OneBeacon provided NFU Standard with $1,500 in reinsurance protection for casualty losses in excess of $1,000 at a total cost to NFU Standard of $208. In addition,

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

during 2001, any casualty losses in excess of $2,500 were covered up to $37,500 by OneBeacon's reinsurance program covering its subsidiaries, including NFU Standard at a total cost to NFU Standard of $11.

During 2002, 2001 and 2000, NFU Standard ceded premiums to OneBeacon and its subsidiaries of $459, $284 and $53, respectively, under its reinsurance programs with OneBeacon. At December 31, 2002 and 2001 NFU Standard had $149 and $1,120 of reinsurance recoverable on paid and unpaid losses, respectively, from OneBeacon and its subsidiaries.

Effective June 1, 2001, OneBeacon, through Potomac Insurance Company entered into a reinsurance agreement with General Reinsurance Corporation ("GRC Cover"), a wholly-owned subsidiary of Berkshire Hathaway, Inc ("Berkshire"), which provides OneBeacon and its subsidiaries, including NFU Standard, with significant reinsurance protections against unanticipated increases in recorded reserves for insurance losses and loss adjustment expenses. The GRC Cover provides up to $570 million in excess of loss reinsurance protection against adverse development on accident year 2000 and prior losses. At the date of inception, in connection with the GRC Cover, NFU Standard ceded premiums of $170. Berkshire, through their ownership of currently exercisable warrants to acquire common shares of White Mountains, owned approximately 16.1% of White Mountains' total outstanding common shares on a fully-converted basis at December 31, 2002.

At December 31, 2002 and 2001, NFU Standard had $1,848 and $2,101 in reinsurance recoverable on paid and unpaid losses, respectively, from General Reinsurance Corporation.

NOTE 7 — FEDERAL INCOME TAXES

The components of federal income taxes and a reconciliation of the expected and actual federal income taxes for the years ended December 31 were as follows:

	2002	2001	2000
Current	$1,128	$1,858	$254
Deferred	(326)	(282)	(125)
Income tax expense	$802	$1,576	$129

Expected federal income taxes at 35%	$850	$1,669	$334
Tax exempt interest	(55)	(70)	(208)
Other, net	7	23	3
Income tax expense	$802	$1,576	$129

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

Components of the net deferred income tax asset at December 31 were as follows:

	2002	2001
Deferred income tax asset:
Losses and loss adjustment expense reserves	$846	$549
Unearned insurance premiums	721	601
Other	111	148
Total deferred income tax asset	$1,678	$1,298

Deferred income tax liability:
Net unrealized gains on investments	$784	$(19)
Deferred acquisition costs	620	551
Other	10	26
Total deferred income tax liability	$1,414	$558

Net deferred income tax asset	$264	$740

NOTE 8 — OTHER COMPREHENSIVE INCOME

Components of other comprehensive income for the years ended December 31 were as follows:

	2002	2001	2000

Unrealized gains (losses) on investments	$3,641	$2,192	$(350)
Adjustment for unrealized gains (losses) realized	(1,346)	(709)	470
Less related federal income taxes	(803)	(519)	(42)
Total	$1,492	$964	$78

Components of accumulated other comprehensive income at December 31 were as follows:

	2002	2001
Accumulated other comprehensive income:
Unrealized gains (losses) on investments	$2,240	($55)
Less related federal income taxes	(784)	19
Total	$1,456	($36)

NOTE 9 — RELATED PARTY TRANSACTIONS

As of December 31, 2002 and 2001, NFU Standard had receivables of $0 and $49, respectively, from NFU and OneBeacon for miscellaneous items including insurance premiums receivable. As of December 31, 2002 and 2001, NFU Standard had payables of $845 and $0, respectively, to NFU and OneBeacon for miscellaneous items including general and administrative expenses.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

NFU Standard pays use of name and state service fees, based on a percentage of premiums, to the National Farmers Union and state organizations. During 2002, 2001 and 2000, fees incurred by NFU Standard for these services approximated $354, $307 and $261, respectively.

As there are no employees of NFU Standard, NFU provides administrative services and allocates a portion of its overhead to NFU Standard. The amounts charged to NFU Standard for such services are based on actual amounts incurred by NFU and are allocated to NFU Standard based on employee records of time spent on NFU Standard matters versus time spent on NFU matters. Additionally, NFU Standard has a service contract with OneBeacon Asset Management, Inc. ("OBAM"), a wholly owned subsidiary of OneBeacon. Under this agreement, OBAM provides investment research and advice, including the execution of orders for the purchase and sale of securities. The amounts charged to NFU Standard by OBAM for such services are based on a fixed fee applied to the month-end market values of the investments being managed. During 2002, 2001 and 2000, NFU Standard incurred a total of $4,373, $3,273 and $4,240 of fees and expenses, respectively, with NFU and OBAM for services provided. NFU Standard believes that the fees and expenses being charged by NFU and OBAM, including the allocation techniques being used to allocate such fees and expenses, are reasonable and that such amounts do not differ materially from the amounts that NFU Standard would expect to pay to an unaffiliated entity for such services.

NFU Standard participated in a reinsurance agreement with OneBeacon during 2002 and 2001. As part of this agreement, NFU Standard ceded approximately $459, $284 and $53 million of premiums to OneBeacon during 2002, 2001 and 2000, respectively. NFU Standard participates in a reinsurance program with OneBeacon that provides coverage for Casualty Excess of Loss Covers, Property Excess of Loss Per Risk and Umbrella Excess of Loss Per Risk.

During 2000, NFU Standard issued an additional 1,200,000 shares of its common stock to NFU in the form of a common stock dividend. This transaction was made by NFU Standard to comply with certain licensing requirements for admission to the State of New Jersey.

NOTE 10 — CONTINGENCIES

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with Statement of Position 97-3, "Accounting by Insurance and Other enterprises for Insurance-Related Assessments" ("SOP 97-3"), NFU Standard records guaranty fund assessments when the loss is probable and the assessment amount can be reasonably estimated. At December 31, 2002 and 2001, NFU Standard required no reserve for such assessments.

NFU Standard is involved in litigation incurred in the normal settlement of claims liabilities. In the opinion of management, provision has been made in the financial statements for estimated losses that may result.

NOTE 11 — STATUTORY INFORMATION

The Division of Insurance of the State of Colorado (the "Division") requires NFU Standard to maintain minimum statutory capital and surplus of $2,000. Other states in which Standard is licensed to do business have their own requirements as to minimum statutory capital and surplus.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

Dividends are payable from earned statutory surplus and may require the approval of state regulatory authorities, based on limitations relating to statutory surplus and net income. At December 31, 2002, 10% of surplus or approximately $2.9 million was available for dividends to NFU in 2002 without the prior approval of the Division. Extraordinary dividends may be paid only with the approval of the Division. NFU Standard paid a cash dividend of $1,000 to NFU during 2002. No cash dividends were paid by NFU Standard during 2001.

Statutory basis information at and for the years ended December 31, were as follows:

	2002	2001	2000
Capital and surplus	$29,407	$28,982	$20,018
Net income	$1,275	$3,037	$1,032

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
BALANCE SHEETS

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	September 30, 2003	December 31, 2002
	(unaudited)
Assets
Fixed maturity investments, at fair value (cost: $43,752 and $49,119)	$46,499	$51,359
Short-term investments, at amortized cost (which approximates fair value)	11,079	3,909
Other investments, at cost	126	179
Total investments	57,704	55,447
Cash and cash equivalents	1,683	54
Accounts receivable on unsettled investment sales	11,999	—
Insurance premiums receivable	6,632	4,474
Reinsurance recoverable on paid and unpaid losses	4,044	3,164
Deferred acquisition costs	2,662	1,770
Current federal income tax recoverable	548	491
Receivable from affiliates	523	—
Investment income accrued	421	836
Deferred federal income tax asset	122	264
Other assets	21	42
Total assets	$86,359	$66,542
Liabilities
Loss and loss adjustment expense reserves	$26,631	$22,953
Unearned insurance premiums	13,657	9,156
Accounts payable on unsettled investment purchases	12,808	—
Accounts payable and other liabilities	678	660
Payable to affiliates	—	845
Total liabilities	53,774	33,614
Stockholder's equity
Common Stock at $1 par value per share — authorized 5,000,000 shares; Issued and outstanding 4,200,000 shares	4,200	4,200
Paid-in capital	2,200	2,200
Retained earnings	24,399	25,072
Accumulated other comprehensive income, after tax	1,786	1,456
Total common stockholder's equity	32,585	32,928
Total liabilities and stockholder's equity	$86,359	$66,542

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Nine months ended September 30,
	2003	2002
Revenues
Earned insurance premiums	$20,315	$17,815
Net investment income	1,585	1,950
Net realized gains	121	1,222
Other revenue	11	27
Total revenues	22,032	21,014
Expenses
Loss and loss adjustment expenses	14,304	10,874
Insurance acquisition expenses	3,058	2,579
General and administrative expenses	4,219	3,059
Total expenses	21,581	16,512
Pretax income	451	4,502
Federal income tax expense	(124)	(1,532)
Net income	327	2,970
Net change in unrealized gains and losses for investments held	409	2,294
Recognition of unrealized gains and losses for investments sold	(79)	(794)
Comprehensive net income	$657	$4,470
Dividends declared and paid to the common stockholder	$1,000	$—

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF STOCKHOLDER'S EQUITY
(UNAUDITED)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Stockholder's Equity	Common Stock	Paid-in capital	Retained earnings	Accumulated other comprehensive income after tax
Balances at January 1, 2003	$32,928	$4,200	$2,200	$25,072	$1,456
Net income	327	—	—	327	—
Other comprehensive income, after tax	330	—	—	—	330
Dividends declared	(1,000)	—	—	(1,000)	—
Balances at September 30, 2003	$32,585	$4,200	$2,200	$24,399	$1,786
Balances at January 1, 2002	$30,809	$4,200	$2,200	$24,445	$(36)
Net income	2,970	—	—	2,970	—
Other comprehensive income, after tax	1,500	—	—	—	1,500
Balances at September 30, 2002	$35,279	$4,200	$2,200	$27,415	$1,464

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Nine months ended September 30,
	2003	2002
Cash flows from operations
Net income	$327	$2,970
Charges (credits) to reconcile net income to cash flows from operations:
Deferred federal income tax benefit	(36)	(84)
Net change in current federal income taxes receivable and payable	(57)	(1,302)
Net realized gains	(121)	(1,222)
Other operating items:
Net change in reinsurance recoverable on paid and unpaid losses	(880)	(51)
Net change in loss and loss adjustment expense reserves	3,678	2,628
Net change in insurance premiums receivable	(2,158)	(1,540)
Net change in unearned insurance premiums	4,501	3,281
Net change in deferred acquisition costs	(892)	(633)
Other, net	(834)	1,186
Net cash flows provided by operations	3,528	5,233
Cash flows from investing activities
Net increase in short-term investments	(7,170)	(20,765)
Net change in unsettled investment purchases and sales	809	8,648
Sales, maturities, calls and redemptions of fixed maturity investments	135,088	29,247
Sales of common stocks and other investments	53	22
Purchases of fixed maturity investments	(129,679)	(22,365)
Net cash flows used for investing activities	(899)	(5,213)
Cash flows from financing activities
Cash dividends paid to the common stockholder	(1,000)	—
Net cash used for financing activities	(1,000)
Net increase in cash and cash equivalents during period	1,629	20
Cash and cash equivalent balances at beginning of period	54	11
Cash and cash equivalent balances at end of period	$1,683	$31
Supplemental cash flows information
Net income taxes recovered (paid)	$278	$(2,979)

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

NOTE 1 — NATURE OF OPERATIONS

National Farmers Union Standard Insurance Company ("NFU Standard") was incorporated in 1968 and is principally engaged in property and casualty insurance operations. NFU Standard is domiciled in Colorado and was licensed in 41 states at September 30, 2003.

NFU Standard is a wholly owned subsidiary of National Farmers Union Property and Casualty Company ("NFU"), a wholly owned subsidiary of OneBeacon Insurance Group ("OneBeacon"). On June 1, 2001, White Mountains Insurance Group, Ltd. ("White Mountains"), the ultimate parent company, acquired OneBeacon.

NOTE 2 — PENDING TRANSACTION

On September 29, 2003, NFU entered into an agreement to sell all of the outstanding capital stock of NFU Standard for a purchase price equal to the aggregate of $8.6 million plus an amount equal to the book value of specified securities held by NFU Standard on the closing date. This acquisition is conditioned on the receipt of regulatory approval.

NFU agreed that it will assume from NFU Standard all of its underwriting contracts and all of its liabilities and assets as of the closing date provided, however, that not less than $13.0 million in policyholders' surplus shall remain in NFU Standard. If NFU is unable to assume, as a compete Transfer and Assumption, any of the historical insurance business of NFU Standard at the effective date and time because NFU shall not have received regulatory approval pending rate and form filing or any other regulatory reason, NFU shall 100% reinsure NFU Standard for any and all premium, losses and expenses relating to such business as renewed until such approval is received.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of NFU Standard have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim financial data as of September 30, 2003 and for the nine months ended September 30, 2003 and September 30, 2002 is unaudited; however, in the opinion of NFU Standard, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

Investments

Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less. Short-term investments consist of investments that have a maturity of one year or less at the date of purchase.

Fixed maturity investments are designated as available-for-sale. Available-for-sale securities are reported at estimated fair value, with changes in fair value reflected in other

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

comprehensive income net of applicable federal income taxes. Estimated fair values are based on quoted values. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Investment losses that are other than temporary are recognized in earnings.

Other investments, principally mortgage loans made by NFU Standard to unrelated parties, are reported at cost, which approximated fair value as of the balance sheet dates presented.

Investment income is recorded when earned. Realized investment gains and losses are recognized using the specific identification method.

Premiums and Unearned Insurance Premiums

Premiums are recognized as revenue over the coverage period of policies written on a daily pro rata basis. Unearned insurance premiums represent the portion of premiums written relating to the remaining term of each policy. NFU Standard's down payment requirements and conservative credit terms serve to significantly reduce its exposure to uncollectible earned premiums. Cancellations by NFU Standard due to non-payment by its policyholders typically result in coverage effective through a calculated "paid-to" date with no additional cash due. As a result, NFU Standard's exposure to uncollectible earned premiums is generally limited to receivables generated from endorsement or audit activity, which may require a policyholder to pay additional earned premiums even after the cancellation date.

As of September 30, 2003 and December 31, 2002, NFU Standard had no established allowance for uncollectible earned premiums. For the nine months ended September 30, 2003 and 2002, NFU Standard incurred $31 and $26 in write-offs relating to uncollectible earned premiums.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred. Deferred policy acquisition costs are amortized over the coverage period of the related insurance policies. Balances of deferred policy acquisition costs are regularly evaluated for recoverability and amounts not expected to be recoverable are expensed.

Loss and Loss Adjustment Expenses

Liabilities for loss and loss adjustment expenses ("LAE") are comprised of case basis estimates for reported claims and claim expenses and estimates of incurred but not reported losses and loss expenses, net of estimated salvage and subrogation recoverable, are gross of reinsurance and are not discounted. These estimates are continually reviewed and updated and any resulting adjustments are reflected in current operating results.

Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are regarded as the most uncertain reserve segment and are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. NFU Standard's own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate NFU Standard's own experience, and can be especially useful for estimating costs of new business.

Reinsurance

In the normal course of business, NFU Standard enters into reinsurance agreements to limit losses from large exposures and recover a portion of the direct losses. This ceding of insurance does not discharge the original issuer from primary liability to its policyholders, and to the extent that a reinsurer would be unable to meet its obligations, NFU Standard would be liable. Management of NFU Standard believes its reinsurers are financially sound and will continue to meet their obligations.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The collectibility of reinsurance recoverables is subject to the solvency of the reinsurers. NFU Standard is selective in regard to its reinsurers, principally placing reinsurance with those reinsurers with a strong financial condition, industry ratings and underwriting ability. NFU Standard monitors the financial condition and ratings of its reinsurers on an ongoing basis.

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premiums written. Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

Federal Income Taxes

NFU Standard is included in the consolidated U.S. tax return of OneBeacon Insurance Group. Under a written tax sharing arrangement, the National Farmer's Union Group (as defined in the agreement as being NFU Standard and NFU) is allocated tax based upon the liability of the group if it had filed its return on a stand-alone basis. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on NFU Standard.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

NOTE 4 — INVESTMENTS

The cost or amortized cost and estimated fair values of fixed maturities for the respective balance sheet dates were as follows:

As of September 30, 2003	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency obligations	$24,868	$1,182	$(11)	$26,039
Obligations of states and political subdivisions	3,094	296	—	3,390
Corporate	15,258	1,307	—	16,565
Preferred stocks	532	7	(34)	505
Total fixed maturities	$43,752	$2,792	$(45)	$46,499

As of December 31, 2002
U.S. government and agency obligations	$25,745	$782	$—	$26,527
Obligations of states and political subdivisions	3,148	290	—	3,438
Corporate	19,422	1,259	—	20,681
Preferred stocks	804	—	(91)	713
Total fixed maturities	$49,119	$2,331	$(91)	$51,359

Information relating to NFU Standard's investments for the nine months ended September 30 is shown below:

	2003	2002
Proceeds from sales, redemptions, calls and maturities ..	$135,141	$29,269
Gross realized gains	527	1,384
Gross realized losses	(406)	(162)

Temporary losses on investment securities are recorded as unrealized losses. Temporary losses do not impact net income but do reduce comprehensive net income and shareholder's equity. Unrealized losses subsequently identified as other-than temporary impairments are recorded as realized losses.

NFU Standard's methodology of assessing other-than-temporary impairment charges on its investments is based on security specific facts, circumstances and intentions as of the balance sheet date. NFU Standard did not record any other-than-temporary impairment charges for the nine months ended September 30, 2003 and 2002.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

The components of net investment income for the nine months ended September 30 were as follows:

	2003	2002
Fixed maturities	$1,626	$1,878
Short-term investments	82	118
Other investment income	26	40
Gross investment income	1,734	2,036
Less: investment expenses	(149)	(86)
Net investment income	$1,585	$1,950

NFU Standard participates in a securities lending program whereby it loans investment securities to other institutions for short periods of time. NFU Standard receives a fee from the borrower in return for the use of its assets. The program initially requires collateral equal to 102% of the fair value of the loaned securities, which is held by a third party. The fair value of the collateral is evaluated daily and, in the event it falls below 100% of the fair value of the loaned securities, NFU Standard has the right to demand that it be immediately increased to an amount equal to 102% of the fair value of the loaned securities. All securities loaned can be redeemed on short notice. The total market value of Standard's securities on loan at September 30, 2003 was $16,392 with corresponding collateral of $16,682.

As of September 30, 2003, NFU Standard reported $12,808 in accounts payable on unsettled investment purchases and $11,999 in accounts receivable on unsettled investment sales, substantially all of which are related to agreements to purchase or sell "TBA" mortgage-backed securities. A TBA trade represents a commitment to purchase or sell a pool of mortgage-backed securities in the future. TBA trades are settled in the future, since at the time of the trade, the specific identification of the mortgage loans underlying the mortgage-backed security is not final. Mortgage pools (including fixed rate or variable rate mortgages) guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac are subsequently allocated to the TBA transactions. The period between the TBA trade date and the ultimate cash settlement date can be as long as 180 days, though it typically runs between 45 and 60 days. At the time of a TBA purchase trade, NFU Standard intends to take delivery of the mortgage-backed security on the cash settlement date.

NOTE 5 — UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

Loss and LAE reserves are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. NFU Standard establishes estimates of amounts recoverable from its reinsurers in a manner consistent with the claim liability covered by the reinsurance contracts, net of an allowance for uncollectible amounts. Net loss and LAE reserves represent gross loss and LAE reserves reduced by reinsurance recoverable on unpaid losses. NFU Standard's Loss and LAE reserves represent management's best estimate of reserves based on a composite of the results of the various actuarial methods, as well as consideration of known facts and trends. NFU Standard believes that its reserves are reasonably stated; however, since the process of estimating Loss and LAE reserves involves a considerable degree of judgment by management, ultimate loss and LAE for past accident years may deviate, perhaps materially, from the amounts currently reflected.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

Changes in the liability for unpaid losses and LAE for the nine months ended September 30 were as follows:

	2003	2002
Beginning of period:
Gross	$22,953	$18,218
Less reinsurance recoverables	(3,164)	(3,575)
Net	19,789	14,643

Incurred losses and LAE relating to:
Current period	13,778	10,671
Prior years	526	203
Total incurred losses and LAE	14,304	10,874

Paid losses and LAE related to:
Current period	(4,968)	(3,929)
Prior years	(6,538)	(4,289)
Total paid losses and LAE	(11,506)	(8,218)

End of period
Net	22,587	17,299
Plus reinsurance recoverables	4,044	3,547
Gross	$26,631	$20,846

Prior accident year losses and LAE increased by $526 and $203 during the nine months ended September 30, 2003 and 2002, respectively, relating primarily to NFU Standard's longer-tailed coverages, such as workers compensation and other general liability, within its commercial package policies known as the Telecommunication Insurance Plan. The adverse loss development reported during these periods for these coverages resulted from higher than anticipated settlement costs of certain prior year claims.

No additional premiums or return premiums have been accrued as a result of these prior-year effects.

NOTE 6 — RELATED PARTY TRANSACTIONS

As of September 30, 2003 and 2002, NFU Standard had receivables of $523 and $38, respectively, from NFU and OneBeacon for miscellaneous items including insurance premiums receivable. As of September 30, 2003 and 2002, NFU Standard had payables of $0 and $1,764, respectively, to NFU and OneBeacon for miscellaneous items including general and administrative expenses.

NFU Standard pays use of name and state service fees, based on a percentage of premiums, to NFU and state organizations, respectively. Fees incurred by NFU Standard approximated $357 and $293 for the nine months ended September 30, 2003 and 2002, respectively.

As there are no employees of NFU Standard, NFU provides administrative services and allocates a portion of its overhead to NFU Standard. The amounts charged to NFU Standard

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

for such services are based on actual amounts incurred by NFU and are allocated to NFU Standard based on employee records of time spent on NFU Standard matters versus time spent on NFU matters. Additionally, NFU Standard has a service contract with OneBeacon Asset Management, Inc. ("OBAM"), a wholly owned subsidiary of OneBeacon. Under this agreement, OBAM provides investment research and advice, including the execution of orders for the purchase and sale of securities. The amounts charged to NFU Standard by OBAM for such services are based on a fixed fee applied to the month-end market values of the investments being managed. During the nine months ended September 30, 2003 and 2002, NFU Standard incurred a total of $3,739 and $2,877 of fees and expenses, respectively, with NFU and OBAM for services provided. NFU Standard believes that the fees and expenses being charged by NFU and OBAM, including the allocation techniques being used to allocate such fees and expense, are reasonable and that such amounts do not differ materially from the amounts that NFU Standard would expect to pay to an unaffiliated entity for such services.

NFU Standard participated in a reinsurance agreement with OneBeacon during the nine months ended September 30, 2003 and 2002. As part of this agreement, NFU Standard ceded approximately $2,770 and $344 of premiums to OneBeacon during the 2003 and 2002 periods, respectively. NFU Standard participates in a reinsurance program with OneBeacon that provides coverage for Casualty Excess of Loss Covers, Property Excess of Loss Per Risk and Umbrella Excess of Loss Per Risk.

NOTE 7 — CONTINGENCIES

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with Statement of Position 97-3, "Accounting by Insurance and Other enterprises for Insurance-Related Assessments" ("SOP 97-3"), NFU Standard records guaranty fund assessments when the loss is probable and the assessment amount can be reasonably estimated. At September 30, 2003, NFU Standard required no reserve for such assessments.

NFU Standard is involved in litigation incurred in the normal settlement of claims liabilities. In the opinion of management, provision has been made in the financial statements for estimated losses that may result.

NOTE 8 — STATUTORY INFORMATION

The Division of Insurance of the State of Colorado (the "Division") requires NFU Standard to maintain minimum statutory capital and surplus of $2,000. Other states in which NFU Standard is licensed to do business have their own requirements as to minimum statutory capital and surplus.

Dividends are payable from earned statutory surplus and may require the approval of state regulatory authorities, based on limitations relating to statutory surplus and net income. At September 30, 2003, 10% of surplus or approximately $2,811 million was available for dividends to NFU in 2003 without the prior approval of the Division. Extraordinary dividends may be paid only with the approval of the Division. NFU Standard paid a cash dividend of $1.0 million to NFU Standard during 2003. No cash dividends were paid by NFU Standard during 2002.

As of September 30, 2003 and December 31, 2002, NFU Standard's Statutory basis capital and surplus totaled $28,114 and $29,407, respectively. For the nine months ended September 30, 2003 and 2002, NFU Standard's Statutory basis net (loss) income totaled $(621) and $2,397, respectively.

GLOSSARY OF SELECTED REINSURANCE, INSURANCE AND INVESTMENT TERMS

Acquisition costs:	The aggregate of policy acquisition costs, including commissions and the portion of administrative, general and other expenses attributable to underwriting operations.
Attachment point:	The amount of loss (per occurrence or in the aggregate, as the case may be) above which excess of loss insurance or reinsurance becomes operative.
Broker:	One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other service rendered, between (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Capacity:	The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.
Case reserves:	Loss reserves, established with respect to specific, individual reported claims.
Casualty insurance and reinsurance:	Insurance or reinsurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the resulting legal liability imposed on the underlying insured or reinsured resulting therefrom.
Catastrophe; Catastrophic:	A severe loss or disaster, typically involving multiple claimants. Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.
Catastrophe loss:	Loss and directly identified loss adjustment expenses from catastrophes.
Catastrophe reinsurance:	A form of excess of loss reinsurance which, subject to a specified reinsurance: limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. These reinsurance contracts are typically designed to cover property insurance losses but can be written to cover other types of insurance losses such as losses from workers' compensation policies.
Cede; Cedent; Ceding company:	When a party reinsures its liability with another, it transfers or "cedes" business (premiums or losses) and is referred to as the "cedent" or "ceding company."

Ceding commission:	A fee based upon the ceding company's cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense), which also may include a profit factor.
Claim:	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.
Claims-made:	Insurance or reinsurance coverage with respect to claims reported during the policy period. The date of the claim report is deemed to be the date of the loss event. Usually coverage is also restricted to claims occurring and being reported (or made) during the policy period, unless coverage is provided to also include occurrences prior to the policy effective date (a retroactive date).
Clash coverage:	Coverage for losses incurred under two or more coverages or policies from the same event.
Combined ratio:	The combined ratio is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio, determined in accordance with either SAP or U.S. GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.
Correlation:	The degree to which events or financial results tend to correspond to each other.
Deductible:	The amount of loss that an insured retains, although the insurer may be legally responsible for losses within the deductible and looks to the insured for reimbursement for such losses. Contrast this with a self-insured retention (SIR), where the insurer is only responsible for claims in excess of the SIR, regardless of the financial status of the insured.
Directors' and officers' liability:	Insurance or reinsurance which covers liability for corporate directors and officers for wrongful acts, subject to applicable exclusions, terms and conditions of the policy.
Employment practices liability:
Insurance or reinsurance that covers liability for an employer and its directors, officers and employees for claims resulting from wrongful termination, discrimination, sexual harassment, wrongful discipline and failure to employ or promote.

Errors and omissions liability:
Coverage for liability resulting from errors or omissions in the performance of professional duties. Applicable as a general rule to professional business activities including but not limited to banking, accounting, law, insurance and real estate.
Excess and surplus lines:	Insurers who are not licensed and accept risks on a non-admitted or unregulated basis in accordance with state laws regarding excess and surplus lines insurance. Excess and surplus lines provisions of state law allow excess and surplus lines insurers to provide insurance only for risks for which there is no market readily available through licensed insurers in such state.
Excess of aggregate coverage:
The insurer or reinsurer indemnifies an insured or reinsured for an aggregate or cumulative amount of losses in excess of a self-insured retention (if insurance) or a specified retained aggregate amount of losses incurred by the reinsured over a specified period of time up to a limit of a specified aggregate amount (if reinsurance).
Excess of loss:	A generic term describing insurance or reinsurance that indemnifies the insured or the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "retention." Also known as non-proportional insurance or reinsurance. Excess of loss insurance or reinsurance is written in layers. An insurer or reinsurer or group of insurers or reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a "program" and will typically be placed with predetermined insurers or reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of an insurer's or reinsurer's insolvency.
Exclusions:	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.
Exposure:	The possibility of loss. A unit of measure of the amount of risk a company assumes.
Facultative Reinsurance:	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.
Frequency:	The number of claims occurring during a given coverage period. This is sometimes quoted as number of claims per unit of exposure.
General and administrative expense ratio:	The ratio of general and administrative expenses to net premiums earned.

Gross premiums written:	Total premiums for insurance written and assumed reinsurance during a given period.
Incurred but not reported ("IBNR"):	Reserves for estimated losses and loss expenses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on losses which are known to the insurer or reinsurer.
Layer:	The interval between the retention or attachment point and the maximum limit of indemnity for which an insurer or reinsurer is responsible.
Loss and loss expense ratio:	The ratio of losses and loss expenses to net premiums earned, determined in accordance with either SAP or U.S. GAAP.
Loss reserves:	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss expenses.
Losses and loss expense:	The expense of settling claims, including legal and other fees and the portion of general expense allocated to claim settlement costs (also known as claim adjustment expenses) plus losses incurred with respect to claims.
Losses incurred:	The total losses sustained by an insurer or reinsurer under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.
Net premiums earned:	The portion of net premiums written during or prior to a given period that was actually recognized as income during such period.
Net premiums written:	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.
Occurrence basis:	Insurance or reinsurance that provides coverage for an event during the term of the policy that results in an insured loss. This is distinguishable from claims-made insurance or reinsurance because the claim may be made after the policy period expires. The limits of these policies provide a maximum amount recoverable under the policy as a result of any one event, regardless of the number of claims.
Premiums:	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.
Probable maximum:	The largest probable loss on any given insurance policy or coverage, as determined by loss: past experience and information.

Quota share reinsurance:	Reinsurance under which the insurer cedes an agreed-upon fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.
Rates:	Amounts charged per unit of insurance and reinsurance (also sometimes shown per unit of exposure).
Reinsurance:	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.
Reinsurance agreement:	A contract specifying the terms of a reinsurance transaction (also known as a reinsurance certificate particularly with respect to facultative reinsurance).
Reported losses:	Claims or potential claims that have been identified to a reinsurer by a ceding company or to an insurer by an insured.
Reserves:	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss expenses and for unearned premiums. Loss reserves consist of "case reserves," or reserves established with respect to individual reported claims, and "IBNR reserves." For reinsurers, loss expenses reserves are generally not significant because substantially all of the loss expenses associated with particular claims are incurred by the primary insurer and reported to reinsurers as losses. Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also "Loss Reserves."
Retention:	The amount or portion of a risk or group of risks that an insurer retains for its own account, not covered by any reinsurance purchased by the insurer. Losses from risks that are reinsured are still obligations of the insurer, but reimbursable by the reinsurer. In proportional agreements, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retention may also mean that portion of the loss retained by the insured or policyholder. Most insureds do not purchase insurance to cover their entire exposure. Rather, they elect to take a deductible or self-insured retention, a portion of the risk that they will cover themselves.
Retrocessional protection; Retrocessionaire:
A transaction in which a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional protection does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.
Risk-based capital:	A measure adopted by the NAIC and enacted by states for determining the minimum statutory capital and surplus requirements of insurers with required regulatory and company actions that apply when an insurer's capital and surplus is below these minimums.
Self-insure:	The retention of a portion of the risk by a person or entity for its own account. See "Deductible" above for a comparison.
Specialty lines:	Lines of insurance and reinsurance that provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.
Statutory accounting principles ("SAP"):
Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.
Surplus:	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Surplus is often referred to as "surplus as regards policyholders" for statutory accounting purposes.

Treaty reinsurance; Reinsurance treaties:
The reinsurance of a specified type or category of risks defined in a reinsurance agreement between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer, and the reinsurer is obligated to accept, a specified portion of all of that type or category of risks originally written by the primary insurer or reinsured.
Underwriter:	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk.
Underwriting:	The insurer's or reinsurer's process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.
U.S. GAAP:	U.S. generally accepted accounting principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board. U.S. GAAP is the method of accounting to be used by Quanta Holdings for reporting to shareholders.
Workers' compensation:	A system (established under state and federal laws) under which employees provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

Quanta Capital Holdings Ltd.

2003 ANNUAL REPORT